FNCB Bancorp, Inc.
2022 Annual Report



Selected Financial Highlights

(dollars in thousands, except share data)

Income Statement:	2022	2021	2020	2019	2018
Net interest income	$54,044	$48,994	$40,178	$36,260	$36,507
Non-interest income	7,981	8,268	9,250	7,620	11,790
Total revenue	62,025	57,262	49,428	43,880	48,297
Non-interest expense	35,474	31,069	28,915	29,682	29,327
Provision for loan and lease losses	1,962	166	1,941	797	2,550
Income tax expense	4,144	4,656	3,225	2,326	3,071
Net income	$20,445	$21,371	$15,347	$11,075	$13,349
Net interest margin	3.38%	3.45%	3.35%	3.29%	3.22%
Return on average assets	1.21%	1.36%	1.13%	0.92%	1.09%
Return on average equity	15.55%	13.46%	10.66%	8.88%	15.38%
Efficiency ratio (Bank only)	55.06%	53.63%	59.97%	67.72%	58.48%

Non-GAAP Financial Measure:	2022	2021	2020	2019	2018
Net income	$20,445	$21,371	$15,347	$11,075	$13,349
Non-recurring adjustments (1)	-	-	-	-	(4,761)
Adjusted net income	$20,445	$21,371	$15,347	$11,075	$8,588

Per Share Data:	2022	2021	2020	2019	2018
Net income per share (diluted)	$1.03	$1.06	$0.76	$0.56	$0.79
Adjusted net income per share (diluted)	1.03	1.06	0.76	0.56	0.51
Cash dividends declared	0.33	0.27	0.22	0.20	0.17
Tangible book value	6.04	8.13	7.70	6.62	5.78
Closing stock price	$8.21	$9.24	$6.40	$8.45	$8.44

Balance Sheet Data:	2022	2021	2020	2019	2018
Total assets	$1,745,530	$1,664,323	$1,465,679	$1,203,541	$1,237,732
Total loans, gross	1,123,343	981,447	903,341	826,356	835,207
Total deposits	1,420,647	1,455,028	1,287,448	1,001,709	1,095,629
Shareholders equity	$118,949	$162,457	$155,860	$133,607	$97,219
Tier 1 leverage ratio (FNCB Bank only)	8.77%	8.92%	9.57%	10.36%	8.27%
Total risk-based capital ratio (FNCB Bank only)	13.11%	14.64%	15.79%	13.70%	12.17%

Asset Quality Data:	2022	2021	2020	2019	2018
Allowance for loan and lease losses/total loans	1.26%	1.27%	1.33%	1.08%	1.13%
Non-performing loans/total loans	0.25%	0.39%	0.62%	1.10%	0.56%
Allowance for loan and lease losses/non-performing loans	513.68%	321.41%	214.12%	98.52%	202.70%
Net charge offs (recoveries)/average loans	0.02%	(0.03%)	(0.12%)	0.16%	0.25%

(1) Includes: non-recurring insurance recovery, net of taxes in 2018.

Dear Shareholders, **Customers and Friends**,

We are continuing to navigate through the lingering challenges of the pandemic and respond to changing market conditions, driven by the steep and rapid rise in interest rates. The Federal Open Market Committee ("FOMC") responded to sharply elevated price inflation, brought on by supply chain constraints and international unrest, including the war in Ukraine, by increasing the target federal funds range a total of 425 basis points in seven tightening actions in 2022. The unprecedented pace of the rate increases has lowered asset values and has begun to put pressure on bank net interest margins, as increases in funding costs are beginning to surpass earning asset yields.

Strong 2022 financial performance.

Although 2022 presented challenges, FNCB posted a strong earnings performance as we remained focused on executing strategic initiatives designed to advance financial performance and create efficiencies over the long-term, while delivering exceptional service and support to the customers and communities we serve. We reported net income for 2022 of $20.1 million, or $1.03 per diluted common share compared to net income of $21.4 million, or $1.06 per diluted common share, in 2021. The $1.0 million, or 4.4% decrease primarily reflected increases in non-interest expense and the provision for loan and lease losses, partially offset by an increase in net interest income. Return on average assets and return on average shareholders' equity equaled 1.21% and 15.55%, respectively in 2022, compared to 1.36% and 13.46%, respectively in 2021.

We experienced a $5.3 million, or 10.5%, increase in tax-equivalent net interest income to $55.2 million in 2022 from $49.9 million in 2021, as a greater amount of tax-equivalent interest income was partially reduced by an increase in interest expense. Strong earning asset growth and an increase in the yield on earning assets contributed to a $9.3 million, or 17.6%, increase in tax-equivalent interest income to $61.9 million in 2022 from $52.6 million in 2021. Average earning assets increased $183.5 million, or 12.7%, to $1.633 billion in 2022 compared to $1.449 billion in 2021. Specifically, average loans and leases increased $123.9 million, or 13.0%, to $1.074 billion in 2022 from $950.5 million in 2021, which reflected new lending product offerings, strong organic loan demand and the purchase of third-party originated loans and loan pools. Also contributing to the increase in average earning assets was a $120.4 million, or 28.0%, increase in average investment securities to $550.0 million in 2022, compared to $429.6 million in 2021. Partially offsetting the higher amount of tax-equivalent interest income was a $4.0 million, or 148.9%, increase in interest expense to $6.7 million in 2022 from $2.7 million in 2021. Greater reliance on wholesale funding and increases in deposit costs due to higher deposit rates and increased competition for deposits in our market area contributed to the increase in interest expense. Like the banking industry in general, FNCB was more reliant on wholesale funding in 2022, which resulted in the $97.3 million increase in average borrowed funds to $109.5 million in 2022 compared to just $12.2 million in 2021. For the first half of 2022, management was successful in stalling deposit rate increases, however in the latter half of 2022, additional rate increases, and heightened competition caused

us to respond with increases in deposit rates, which was the primary factor leading to a 30-basis point increase in the cost of funds to 0.55% in 2022 from 0.25% in 2021. The tax-equivalent net interest margin compressed seven basis points to 3.38% in 2022 from 3.45% in 2021.

TAX-EQUIVALENT NET INTEREST MARGIN



FNCB recorded a provision for loan and lease losses of $2.0 million in 2022, compared to $166 thousand in 2021, which primarily reflected higher loan and lease volumes. Non-interest income decreased $287 thousand, or 3.5%, to $8.0 million compared to $8.3 million for the year ended December 31, 2021. The year over year decrease in non-interest income resulted primarily from an unfavorable change in market value of equity securities and net loss on the sale of available-for-sale debt securities, coupled with reductions in net gains on the sale of mortgages held for sale, and loan related fees. Non-interest expense totaled $35.5 million in 2022, an increase of $4.4 million, or 14.2%, from $31.1 million in 2021, which primarily reflected increases in salaries and employee benefits, professional fees, data processing, regulatory assessments, and other operating expenses. These increases were reflected in the increase in the Bank's efficiency ratio to 55.06% in 2022, compared to 53.63% in 2021.

We continue to focus on providing an annual return to our shareholders that is meaningful and aligned with our peers. Total dividends paid to shareholders increased $0.06 per share, or 22.2%, to $0.33 per share in 2022 from $0.27 per share in 2021. The dividend payout ratio was 31.9% in 2022 compared to 25.4% in 2021. Total dividends declared and paid in 2022 resulted in a dividend yield of 4.0% based on the closing stock price of $8.21 per share on December 31, 2022. We are pleased to say that on January 25, 2023, the Board of Directors approved an increase in the first quarter 2023 dividend of $0.015 per share, or 25.0%, to $0.090 per share from $0.075 per share for the same quarter of 2022.

DIVIDENDS PER SHARE



Strong balance sheet positioning and favorable asset quality.

Total assets increased $81.2 million, or 4.9%, to $1.746 billion at December 31, 2022, from $1.664 billion at December 31, 2021. The strong balance sheet growth reflected substantial increases in loans and leases, net of allowance for loan and lease losses, of $143.1 million, or 14.8%, to $1.110 billion at December 31, 2022, from $967.0 million at December 31, 2021. While, available-for-sale debt securities decreased $46.5 million, or 8.9%, to $476.1 million, from $522.6 million at December 31, 2021, caused largely by a decline in the fair value of these securities due to rising interest rates. Total deposits decreased $34.8 million, or 2.4%, to $1.421 billion at December 31, 2022 from $1.455 billion at December 31, 2021, which reflected the return of municipal deposit seasonality and the outflow of excess COVID-19 deposits. FNCB increased its utilization of wholesale

funding, specifically advances through the Federal Home Loan Bank ("FHLB") of Pittsburgh, to fund loan growth. As a result, borrowed funds increased $152.1 million, or 501.6%, to $182.4 million at December 31, 2022, compared to $30.3 million at December 31, 2021.

TOTAL ASSETS



FNCB's asset quality was favorable throughout 2022, as total non-performing loans decreased $1.0 million to $2.8 million, or 0.25% of total loans, at December 31, 2022, from $3.8 million, or 0.39% of total loans, at December 31, 2021. FNCB's loan delinquency rate (total delinquent loans as a percentage of total loans) was 0.45% at December 31, 2022 compared to 0.55% at the end of 2021. FNCB's strong asset quality reflects continued discipline in our lending practices and our proactive attention with respect to credit management. We recorded a provision for loan and lease losses of $2.0 million in 2022, compared to $166 thousand in 2021, which primarily reflected the increase in loan and lease volumes. The allowance for loan and lease losses as a percentage of gross loans was 1.26% at December 31, 2022 and 1.27% at December 31, 2021.

NON-PERFORMING LOANS TO TOTAL GROSS LOANS



Total shareholders' equity decreased $43.6 million, or 26.8%, to $118.9 million at December 31, 2022, from $162.5 million at December 31, 2021. The decrease in capital was primarily due to an accumulated other comprehensive loss of $48.0 million at December 31, 2022, compared to accumulated other comprehensive income of $6.4 million at December 31, 2021. The negative change of $54.4 million related primarily to the depreciation in the fair value of FNCB's available-for-sale securities, net of deferred taxes, due to changing market conditions and rise in interest rates. Also impacting capital in 2022 was net income of $20.4 million partially offset by dividends declared and paid in 2022 of $6.5 million and common share repurchases of $3.6 million. FNCB Bank was considered well-capitalized with total risk-based capital and Tier I leverage ratios of 13.11% and 8.77%, respectively, at December 31, 2022.

Diversifying, **expanding product offerings**, **and implementing new technologies**.

In 2022, FNCB's new commercial equipment financing and leasing product offerings, operating under *1st Equipment Finance* were fully integrated with originations in 2022 that exceeded initial budget expectations. Product offerings under this line of business include commercial equipment financing, through simple interest loans, direct finance leases and municipal leases, and allowed the Bank to diversify and offer equipment financing alternatives to businesses within and outside its primary market area. Simple interest loans and direct finance leases originated under this initiative, which are included in commercial and industrial loans, grew to $79.3 million at December 31, 2022 from $7.9 million at December

31, 2012. Tax-free municipal leases originated under this initiative are included in state and political subdivisions were $4.4 million at December 31, 2022 and $2.4 million at December 31, 2021. This along with the purchase of several third-party originated loan pools, allowed us to diversify FNCB's loan portfolio, reduce risk and enhance net interest income run rates going forward.

In addition, during 2022, FNCB acquired Chiaro Investment Services, LLC ("CIS"), through an asset purchase agreement. CIS was combined with FNCB's wealth management team, and now operates under a new brand, *1st Investment Services*, with offices located in Dunmore, Lackawanna County, Pennsylvania and at FNCB Bank's Exeter Community Office, in Luzerne County, Pennsylvania. With the combined experience of our team of advisors, *1st Investment Services*, provides clients with a full suite of offerings, including investment management, brokerage services, insurance planning and retirement services that builds on FNCB's exceptional legacy of providing quality services to our clients. These products and services will help us to strengthen and build long-lasting customer relationships, through all the stages of life for our clients.

With the continuous shift from non-traditional banking, FNCB remained committed to a "digital first" philosophy. A key component of this philosophy was developing a digital road map to identify tactics and projects that align with strategy. This includes utilizing in-house experts to manage projects that improve existing technology channels and empowering employees to make recommendations to improve processes. Externally, we review, analyze, and test the latest

technology provided by 3rd parties and invest, where necessary, to deliver our strategic plans.

A key component of the digital first philosophy remains enhanced security. We continually analyze security technology and process controls to limit fraud for the customer and the Bank. Additionally, we conduct cyber breach desktop exercises to simulate multiphase, real-world attacks to identify any potential vulnerabilities in the Bank's digital environment.

The end goal is to make a simply better and safe banking experience for our customers by delivering a secure digital journey free of roadblocks.

Rev**italizing and repurposing** w**hile creating efficiencies**.

In 2022, we continued to evolve our cloud-based enterprise dashboard and analytics platform that combines high-value, actionable data from our core operating systems into a user-friendly, dynamic, and analytical tool to enhance management reporting, and provide insights that will drive profitability, efficiency, and productivity.

We also made enhancements to our existing online banking platforms, with the integration of our commercial lending origination platform, while looking to utilize artificial intelligence and robotics to streamline workflows.

Management continually evaluates and employs assets to maximize their utility and benefits to the Bank, while creating efficiencies and reducing costs. In early 2022, the Bank's Wheeler Avenue community office was consolidated into its Dunmore Main community office. The Wheeler Avenue location will be utilized as a

temporary training facility until the expiration of the lease in December 2024. Also in 2022, the additional office space at FNCB's community office, located in Exeter, Luzerne County, Pennsylvania was renovated and repurposed to house the *1st Equipment Finance* and *1st Investment Services* teams.

In September 2022, the Bank purchased a property located at 2039 Delaware Street, Dunmore, Lackawanna County, Pennsylvania. The property, which is situated between the FNCB's Main Office and Corporate Center, was purchased as part of FNCB's *Simply Green initiative*. FNCB plans to raze the building to provide green space for the community.

Meaningful community **outreach and support**.

In the fourth quarter of 2022, FNCB committed to a total equity investment of $11.0 million in a senior low-income housing tax credit ("LIHTC") partnership for the Scranton Square Apartments through the Pennsylvania Housing Finance Agency (PHFA). The project involves constructing 36 new senior housing units, located on Dickson Avenue, in the Green Ridge section of Scranton, Lackawanna County, Pennsylvania. This project is expected to provide much needed housing for low-income senior citizens, while revitalizing a large vacant lot in the city and is in line with FNCB's larger Community Caring Initiative. One hundred percent (100.0%) of the rental units will qualify for Federal LIHTC and provide the Bank with credit under the Community Reinvestment Act ("CRA"). FNCB made an initial contribution of $2.2 million in the fourth quarter of 2022, upon closing of the partnership agreement. The remaining obligation of $8.8 million will be contributed over a series of draws over the following 18-month construction period.

As a true community bank, FNCB makes a difference in the communities we serve through volunteerism, donations and outreach programs. To promote volunteerism, each FNCB employee is provided 24 hours of paid volunteer time. FNCB Bank's Charitable Foundation provides much needed financial support to numerous organizations throughout the communities we serve. Giving under the foundation is primarily directed to organizations that provide educational opportunities, including scholarships, to low- to moderate-income students, promote youth initiatives and programs, enhance the cultural or economic development within our market area, and improve the quality of life or meet a specific unmet need in the communities we serve. In 2022, FNCB provided CRA eligible scholarships totaling $174 thousand and provided $381 thousand in assistance to sixteen different educational improvement projects, across thirty-eight local schools.

Value and commitment to the FNCB Team.

FNCB was again voted "Best Place to Work" for the sixth consecutive year. We recognize that our success is contingent upon the support and efforts of our dedicated employees and the exceptional service they provide to our customers. The past few years have been extremely hard on everyone. Recognizing the burden rising inflation has had on employees, at the end of 2022, FNCB awarded each employee with a one-time employee appreciation bonus.

Additionally, at the end of 2022, management engaged a third-party consultant to conduct a comprehensive evaluation of FNCB's salary and benefit structure in comparison to industry standards. As a result of this study, FNCB has increased the minimum starting salary for new employees and adjusted salary ranges to be competitive in attracting and retaining talented staff. Finally, FNCB increased the 2023 annual cost of living/merit increase for employees and is investing in employee training and leadership programs to support both personal and professional growth and development.

Stable, **resilient and firml**y **situated to tac**k**le 202**3**!**

Although 2023 appears to have industry-wide challenges, we believe FNCB is well situated to effectively manage its balance sheet and liquidity position as we forge ahead. We will continue to focus on strengthening our core customer base and increasing existing customer wallet share, while managing interest rate risk and controlling funding costs and non-interest expense. Additionally, we will continue to evaluate opportunities to enhance net interest income and non-interest income and generate meaningful shareholder value for the long-term. We remain dedicated to serve our customers, in our mission to make your banking experience simply better.

We are sincerely grateful for your commitment to FNCB Bancorp, Inc. and the continued trust and support we receive from our customers, employees, and the communities we serve.

Sincerely,



Louis A. DeNaples
Chairman of the Board



Gerard A. Champi
President and Chief Executive Officer

— IN MEMORIAM —



Mourning the loss of a true leader and friend.

FNCB mourned the passing of board member John P. Moses, Esquire in October 2022. John was Lead Director of FNCB Bancorp, Inc. and FNCB Bank and served as a member of the Audit Committee and Compensation Committees and was Chairman of the Nominating and Governance Committee. John was a highly respected leader of the community and received numerous awards for his contributions to public service, business, the law and charitable causes, serving on several non-profit boards. John was an excellent ambassador for FNCB and his leadership since joining the board of directors in 1999 was instrumental in our growth and success. We are forever grateful to John for his dedication and commitment to FNCB and the community. He is deeply missed by the entire FNCB family.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 001-38408

FNCB BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	**23-2900790**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
102 E. Drinker St., Dunmore, PA	**18512**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(570) 346-7667**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Common Stock $1.25 Par Value	FNCB	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its interest control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery periods pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock of the registrant, held by non-affiliates was $129,632,432 at June 30, 2022.

State the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 19,682,689 shares of common stock as of March 11, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 10, 11, 12, 13 and 14 is incorporated by reference into Part III hereof from portions of the Proxy Statement for the registrant's 2023 Annual Meeting of Shareholders.

Contents

Cautionary Note Regarding Forward-Looking Statements.

This Annual Report on Form 10-K contains statements which are forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on assumptions and may describe future plans, strategies, financial conditions, results of operations and expectations of FNCB Bancorp, Inc. and its direct and indirect subsidiaries (collectively, "FNCB"). These forward-looking statements are generally identified by use of the words "may", "should", "will", "could", "believe," "expect," "intend," "anticipate," "estimate," "project", "plan", "future" or similar expressions. All statements in this report, other than statements of historical facts, are forward-looking statements.

These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, some of which are beyond FNCB's control and ability to predict, that could cause actual results to differ materially from those expressed in the forward-looking statements. Important factors that could cause actual results of FNCB to differ materially from those in the forward-looking statements include, but are not limited to:

- Weakness in the economic environment, in general, and within FNCB's market area could pose significant challenges for FNCB and could adversely affect FNCB's financial condition and results of operations;
- FNCB is subject to credit risk, and FNCB's financial condition and results of operations could be negatively impacted by changes in economic and market conditions and other factors that adversely affect FNCB's borrowers;
- FNCB's commercial lending activities, including loans to insiders and their related parties, generally have relatively large balances and are concentrated in the Northeastern Pennsylvania market, which may present greater risks that other types of loans;
- The appraisals and other valuation techniques FNCB uses in evaluating and monitoring loans secured by real property and other real estate owned may not accurately reflect the net value of the asset;
- FNCB's financial condition and results of operations would be adversely affected if the allowance for loan and lease losses ("ALLL") is not sufficient to absorb actual losses or if increases to the ALLL were required;
- If management concludes that the decline in value of any of FNCB's investment securities is other-than-temporary, FNCB is required to write down the security to reflect credit-related impairments through a charge to earnings;
- FNCB's risk management framework may not be effective in mitigating FNCB's risks or losses;
- FNCB is subject to interest rate risk, changes in interest rates could reduce income, cash flows and asset values, which could adversely affect its profitability;
- Uncertainty relating to the expected phase-out of the London Interbank Offered Rate ("LIBOR") may adversely affect FNCB;
- FNCB may not be able to successfully compete with others for business;
- FNCB could be subject to credit risk related to derivative obligations;
- FNCB may not be able to retain or grow its core deposit base, which could adversely impact its funding costs;
- FNCB is a bank holding company and depends on dividends for its subsidiary, FNCB Bank, to operate.
- If FNCB loses access to wholesale funding sources, it may not be able to meet the cash flow requirements of its deposits, creditors, and borrowers, or have the operating cash needed to fund corporate expansion and other corporate activities;
- Interruptions or security breaches of FNCB's information systems could negatively affect its financial performance or reputation;
- FNCB depends on information technology and telecommunications systems of third parties, and any systems failures or interruptions could adversely affect FNCB's operations and financial condition;
- FNCB is subject to cybersecurity risks and security breaches and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents, and FNCB may experience harm to its reputation and liability exposure from security breaches;
- If FNCB's information technology is unable to keep pace with growth or industry developments or if technological developments result in higher costs or less advantageous pricing, financial performance may suffer;
- FNCB relies on management and other key personnel and the loss of any of them may adversely affect its operations;
- New lines of business, products, product enhancements or services may subject FNCB to additional risk;
- FNCB may be adversely affected by the soundness of other financial institutions;
- Damage to FNCB's reputation could significantly harm its businesses, competitive position and prospects for growth;
- FNCB may be a defendant from time to time in a variety of litigation and other actions, which could have a material adverse effect on its financial condition, results of operations and cash flows;
- FNCB may face risks with respect to future expansion of acquisition activity;

- FNCB may be required to act as a source of financial and managerial strength for FNCB Bank in times of stress;
- FNCB is subject to extensive government regulation, supervision and possible regulatory enforcement actions, as well as "fair and responsible banking" laws designed to protect consumers, which may subject FNCB to higher costs and lower shareholder returns;
- New or changed legislation or regulation, updated guidance regarding current regulation and regulatory initiatives could adversely affect FNCB through increased regulation and increased costs of doing business;
  External events, including natural disasters, national or global health emergencies, events of armed conflict in other
- countries, and terrorist threats, among others, could impact FNCB's ability to do business or other adversely affect FNCB's business, operations and financial condition;
- FNCB may need to raise additional capital in the future, but that capital may not be available when it is needed and on terms favorable to shareholders;
- An investment in FNCB's common stock is not an insured deposit;
- Shareholders may not receive dividends on FNCB;s common stock or have their shares repurchased by FNCB;
- An entity holding as little as a 5% interest in FNCB;s outstanding securities could, under certain circumstances, be subject to regulation as a "bank holding company;"
- Any deficiencies in FNCB's financial reporting or internal controls could materially and adversely affect its business and the market price of FNCB's common stock;
- Changes in accounting standards could impact FNCB's reported earnings;
- Anti-takeover provisions in FNCB's charter documents could discourage, delay or prevent a change of control of FNCB's company and diminish the value of FNCB's common stock;
- Other factors and risks described in Part II, Item 1A of this Annual Report on Form 10-K under the caption "Risk Factors."

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. FNCB undertakes no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.   Business

Overview

The Company

FNCB Bancorp, Inc. is a Pennsylvania business corporation and a registered bank holding company headquartered in Dunmore, Pennsylvania. FNCB Bancorp, Inc. was incorporated in 1997 under its former name, First National Community Bancorp, Inc. and became an active bank holding company on July 1, 1998 when it acquired 100% ownership of FNCB Bank, formerly First National Community Bank (the "Bank"). In this report, the terms "FNCB," "the Company," "we," "us," and "our" refer to FNCB Bancorp, Inc. and its subsidiaries, unless the context requires otherwise. In certain circumstances, however, FNCB Bancorp, Inc. uses the term "FNCB" to refer to itself.

FNCB's primary activity consists of owning and operating the Bank, which provides substantially all of FNCB's earnings from its banking services.

FNCB had net income of $20.4 million, $21.4 million, and $15.3 million in 2022, 2021 and 2020, respectively. Total assets were $1.746 billion at December 31, 2022, $1.664 billion at December 31, 2021 and $1.466 billion at December 31, 2020.

The Bank

Established as a national banking association in 1910, as of December 31, 2022 the Bank operated 16 full-service branch offices within its primary market area, Northeastern Pennsylvania.

Mission, Vision and Values

FNCB's mission is to make your banking experience simply better. We strive to be an evolving, independent, community-focused bank that is a leader through the power of a strong team with a commitment to excellence for our employees, customers and shareholders. We take pride in our core values:

- Simplicity - Simplifying processes, systems and products to create better banking experiences.
- Integrity - Maintaining the highest ethical standards and practices.
- Mission - To make your banking experience simply better.
- People - A strong team of employees dedicated to the community, our customers, our shareholders and each other.
- Leadership - An organization that prospers under the guidance of focused and dedicated leaders.
- You - Our values equal YOU!

Products and Services

Retail Banking

FNCB accomplishes its mission and vision by providing a wide variety of banking products and services for individuals and businesses.

For personal customers, the Bank provides various deposit products including savings, money markets, certificates of deposit and checking accounts, including a line of preferred, relationship products with premium benefits for higher-balance customers.

FNCB is also a member of IntraFi Network and participates in their Certificate of Deposit Account Registry ("CDARs") and Insured Cash Sweep ("ICS") programs, which provide customers with the ability to secure Federal Deposit Insurance Corporation ("FDIC") insurance on balances in excess of the standard limitations.

FNCB offers customers the convenience of 24/7 banking through online (www.fncb.com), mobile and telephone banking channels. Through fncb.com, customers can directly access their accounts, deposit checks, pay bills, open new accounts, apply for consumer or mortgage loans and obtain loan pre-qualification approvals. FNCB also offers customers various mobile pay alternatives including Apple Pay®, Samsung Pay®, Google Pay® and Zelle®.

Customers can also access money from their deposit accounts by using their debit card to make purchases or withdraw cash from any automated teller machines including ATMs located in each of the Bank's branch offices plus several offsite locations. FNCB is a member of the AllPoint network, providing customers with access to over 55,000 surcharge-free ATMs worldwide. FNCB also provides its customers with CardValet®, allowing debit cardholders the ability to receive fraud alert messages and manage when, where and how their debit card is used, and the My Rewards cash-back offers on debit card purchases.

In addition to traditional deposit and loan products, FNCB offers business customers a suite of service options including, remote deposit capture, Merchant Services, Treasury Services, and purchasing cards ("PCards"). Remote deposit capture provides customers the ability to process daily check deposits to their accounts through an online image capture environment. Merchant Services offers customers payment processing solutions, including credit card terminals, integrated payment systems and a dedicated account manager. Treasury Services include ACH origination, ACH and check positive pay, sweep services, wire services and Safepoint by Loomis. PCards allow business customers the ability to earn a cash rebate on credit card purchases as well as additional functionality and reporting to effectively manage their expenses and procurement. FNCB Business Online Banking provides customers the ability to perform wire transfers and payments through ACH transactions, and process direct deposit payroll transactions for employees, 24/7.

Lending Activities

FNCB offers a variety of financing alternatives to individuals and businesses generally in its primary market area through the origination of loans and leases including residential real estate loans, construction, land acquisition and development loans, commercial real estate loans, commercial and industrial loans, loans to state and political subdivisions, and consumer loans. FNCB also offers specialized equipment financing alternatives including simple loans, direct finance leases and municipal leases to businesses within and outside its primary market area under an exclusive brand, *1st Equipment Finance*. Simple interest loans and direct finance leases are included in commercial and industrial loans, while municipal leases are included in state and political subdivision loans. In addition to originating loans, FNCB from time to time purchases individual and pools of commercial, residential mortgage and consumer loans originated by third parties, which are included in the respective loan category.

Residential Mortgage Loans and Home Equity Term Loans and Lines of Credit

FNCB offers a variety of 1-4 family residential loans, home equity lines of credit ("HELOCs") and HELOCs with a carve-out feature. FNCB's suite of residential mortgage products include First Time Homebuyer mortgages, FHA and Home Possible® mortgages with low down payments to meet the home financing needs of customers. HELOCs have adjustable interest rates based on the prime interest rate for the United States and are offered up to a maximum combined loan-to-value ratio of 90%, based on the property's appraised value. The carve out feature of a HELOC allows borrowers to access up to three simultaneous fixed-rate amortizing loans without having to reapply. The rate for each amortizing loan is based on the National Prime Rate as published on the day of the carve out plus a spread that is determined by the length of the loan term. FNCB also offers a proprietary "WOW" mortgage, a first-lien, fixed-rate mortgage product with maturity terms ranging from 10 to 19.5 years. At December 31, 2022, 1-4 family residential mortgage loans, including home equity term loans and HELOCs totaled $250.2 million, or 22.3%, of FNCB's total loan portfolio. Except for the WOW mortgage, 1-4 family mortgage loans are originated generally for sale in the secondary market. However, FNCB may hold in portfolio 1-4 family residential mortgage loans as deemed necessary according to current asset/liability management strategies. During the year ended December 31, 2022, the Bank sold $9.2 million of 1-4 family mortgages. FNCB retains the servicing rights on sold mortgages.

Construction, Land Acquisition and Development Loans

FNCB offers interim construction financing secured by residential property for the purpose of constructing 1-4 family homes. FNCB also offers interim construction financing for the purpose of constructing residential developments and various commercial properties including shopping centers, office complexes and single purpose owner-occupied structures and for land acquisition. At December 31, 2022, construction, land acquisition and development loans amounted to $66.6 million and represented 5.9% of FNCB's total loan portfolio.

Commercial Real Estate Loans

Commercial real estate loans represent the largest portion of FNCB's total loan portfolio and loans in this portfolio generally have larger loan balances. These loans are secured by a broad range of real estate, including but not limited to, office complexes, shopping centers, hotels, warehouses, gas stations, convenience markets, residential care facilities, nursing care facilities, restaurants, multifamily housing, farms and land subdivisions. At December 31, 2022, commercial real estate loans totaled $377.0 million, or 33.6%, of FNCB's total loan portfolio.

Commercial and Industrial Loans

Generally, FNCB offers commercial loans to sole proprietors and businesses located in its primary market area and offers equipment financing alternatives through *1st Equipment Finance* to businesses within and outside its primary market area. In addition, FNCB purchases pools of secured and unsecured loans. The commercial loan portfolio includes, but is not limited to, lines of credit, dealer floor plan lines, equipment loans, vehicle loans and term loans. These loans are primarily secured by vehicles, machinery and equipment, inventory, accounts receivable, marketable securities and deposit accounts. At December 31, 2022, commercial and industrial loans totaled $272.0 million, or 24.2%, of FNCB's total loan portfolio.

Consumer Loans

Consumer loans include indirect automobile loans originated through various auto dealers in the Bank's market area, secured and unsecured installment loans, direct new and used automobile financing, personal lines of credit and overdraft protection loans. At December 31, 2022, consumer loans totaled $92.6 million, or 8.2%, of FNCB's total loan portfolio.

State and Political Subdivision Loans and Leases

FNCB originates state and political subdivision loans and leases, including general obligation, tax anticipation notes and municipal leases, primarily to municipalities in the Bank's market area. At December 31, 2022, state and political subdivision loans and leases totaled $65.0 million, or 5.8%, of FNCB's total loan portfolio.

Purchased Loans

FNCB purchases individual loans and loan pools originated by several third-party originators to diversify the loan portfolio and enhance net interest income. Purchase loans include pooled commercial equipment loans, unsecured commercial, residential mortgage loans and secured and unsecured consumer individual loans and loan pools. The pools have relatively short average lives and provide steady cash flows. Commercial equipment loans are secured under the Uniform Commercial Code by titles, secured consumer loans are collateralized by chattel paper, while credit enhancement features including reserve funds provide credit protection for the consumer and commercial unsecured pools. FNCB has reviewed individual loan files, if feasible, or reviewed random samples of loan files and credit metrics to ensure underwriting was aligned with FNCB's internal underwriting standards. FNCB does not provide servicing of purchased loans.

See Note 2, "Summary of Significant Accounting Policies" and Note 4, "Loans" to the consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data," to this Annual Report on Form 10-K for additional information regarding FNCB's loan portfolio and lending policies.

Wealth Management

FNCB offers customers wealth management services through its division, *1st Investment Services* and a revenue share agreement with a third-party provider. Customers are able to access alternative deposit products such as mutual funds, annuities, stocks, and bonds directly for purchase from an outside provider. FNCB receives a percentage of the commission revenue generated from these transactions.

Deposit Activities

In general, deposits, borrowings and loan and investment repayments are the major sources of funding for lending and other investment purposes. FNCB relies primarily on marketing, product innovation, technology and service to attract, grow and retain its deposits. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of deposit accounts, management considers the interest rates offered by its competitors, the interest rates available on Federal Home Loan Bank ("FHLB") of Pittsburgh advances and other wholesale funding, its liquidity needs and customer preferences. Management regularly reviews FNCB's deposit mix and deposit pricing as part of its asset/liability management, taking into consideration rates offered by competitors in its market area and balance sheet interest-rate sensitivity.

Competition

The banking and financial services industries are highly competitive. FNCB faces direct competition in originating loans and in attracting deposits from a significant number of financial institutions operating in its market area, many with a statewide or regional presence, and in some cases, a national presence, as well as other financial and non-financial institutions outside of its market area through online loan and deposit product offerings. Competition comes principally from other banks, savings institutions, credit unions, mortgage banking companies, internet-based financial technology ("FinTech") companies and, with respect to deposits, institutions offering investment alternatives, including money market funds and online deposit accounts. The increased competition has resulted from changes in the legal and regulatory guidelines, as well as from economic conditions. The cost of regulatory compliance remains high for community banks as compared to their larger competitors that are able to achieve economies of scale.

As a result of consolidation in the banking industry, some of the Bank's competitors and their respective affiliates are larger and may enjoy advantages such as greater financial resources, a wider geographic presence, a wider array of services, or more favorable pricing alternatives and lower origination and operating costs. FNCB considers its major competitors to be local commercial banks as well as other commercial banks with branches in its market area. Competitors may offer deposits at higher rates and loans with lower fixed rates, more attractive terms and less stringent credit structures than FNCB has been able to offer. The growth and profitability of FNCB depends on its continued ability to successfully compete. Management believes interest rates on deposits, especially money market and time deposits, and interest rates and fees charged on loans within FNCB's market area to be very competitive.

Supervision and Regulation

FNCB and the Bank operate in a highly regulated industry and are subject to a variety of statutes, regulations, and policies, as well as ongoing regulatory supervision and review. Federal statutes that apply to FNCB and the Bank include the Gramm Leach Bliley Act ("GLB Act"), the Bank Holding Company Act ("BHCA"), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the USA Patriot Act, the Federal Reserve Act and the Federal Deposit Insurance Act. The Bank is subject primarily to the provisions of the Federal Deposit Insurance Act and, as a state-chartered financial institution, to the Pennsylvania Banking Code of 1965. In general, these statutes, regulations promulgated in accordance with these statutes, and interpretations of the statutes and regulations by the banking regulatory agencies establish the eligible business activities of FNCB and the Bank, certain acquisition and merger restrictions, limitations on intercompany transactions, such as loans and dividends, and capital adequacy requirements, among other things. These laws, regulations and policies are subject to frequent change and FNCB takes measures to comply with applicable requirements. The following summarizes some of the more significant provisions of these laws as they relate to FNCB and the Bank.

FNCB

FNCB is a bank holding company within the meaning of the BHCA and is registered with, and subject to regulation and examination by, the Board of Governors of the Federal Reserve System ("FRB"). FNCB is required to file annual and quarterly reports with the FRB and to provide the FRB with such additional information that they may require. BHCA and other federal laws subject bank holding companies to restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations and unsafe and unsound banking practices.

The BHCA requires approval of the FRB for, among other things, the acquisition of direct or indirect ownership or control of more than five percent (5%) of the voting securities or substantially all the assets of any bank or bank holding company, or before the merger or consolidation with another bank holding company.

With certain limited exceptions, a bank holding company is prohibited from acquiring control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or furnishing services to or performing services for its authorized subsidiaries. A bank holding company may, however, engage in, or acquire an interest in a company that engages in, activities that the FRB has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be properly incidental thereto. In making such a determination, the FRB is required to consider whether the performance of such activities can reasonably be expected to produce benefits to the public, such as convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The FRB is also empowered to differentiate between activities commenced *de novo* and activities commenced by the acquisition, in whole or in part, of a going concern. Some of the activities that the FRB has determined by regulation to be closely related to banking include making or servicing loans, performing certain data processing services, acting as a fiduciary or investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries or affiliates, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. Further, a holding company and any subsidiary bank are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit.

The GLB Act allows a bank holding company or other company to certify status as a financial holding company, which allows such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities without further approval. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker, underwriting, dealing in or making markets in securities, and engaging in merchant banking under certain restrictions. The GLB Act also authorizes the FRB to determine by regulation what other activities are financial in nature, or incidental or complementary thereto. FNCB has not elected to be treated as a financial holding company.

FNCB also is subject to the periodic reporting requirements and anti-fraud regulations of the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in connection with the offer and sale of securities, including FNCB's securities, the Securities Act of 1933, as amended.

FNCB's shares of common stock are listed on the Nasdaq Stock Market under the symbol "FNCB." Accordingly, FNCB is subject to certain financial, liquidity and corporate governance requirements imposed by Nasdaq. Non-compliance of these requirements could subject FNCB to potential denial of listing, or additional conditions, as necessary, to protect investors and the public interest.

The Bank

Effective June 30, 2016, upon its conversion to a state charter, the Bank is regulated by the Pennsylvania Department of Banking and Securities ("PADOBS"). The Bank's deposit accounts are insured up to the maximum legal limit by the Deposit Insurance Fund of the FDIC and accordingly, the Bank is also regulated by the FDIC. The regulations of the PADOBS and the FDIC govern most aspects of the Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends and location and number of branch offices. The laws and regulations governing the Bank generally have been promulgated to protect depositors and the Deposit Insurance Fund, and not to protect shareholders.

Branching and Interstate Banking. The federal banking agencies are generally authorized to approve interstate bank merger transactions.

The Dodd-Frank Act amended federal banking law to permit banks to establish *de novo* branches in other states to the same extent as a bank chartered by that state would be so permitted. The interstate banking and branching provisions of the federal banking laws would permit the Bank to merge with banks in other states and branch into other states and would also permit banks from other states to acquire banks in the Bank's market area and to establish *de novo* branches in the Bank's market area.

USA Patriot Act and the Bank Secrecy Act ("BSA"). Under the BSA, a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report cash transactions involving more than $10,000 to the United States Treasury. In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and that the financial institution knows, suspects or has reason to suspect, involve illegal funds, are designed to evade the requirements of the BSA or have no lawful purpose. Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, commonly referred to as the "USA Patriot Act" or the "Patriot Act," financial institutions are subject to prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence standards intended to detect, and prevent, the use of the United States financial system for money laundering and terrorist financing activities. The Patriot Act requires financial institutions, including banks, to establish anti-money laundering programs, including employee training and independent audit requirements, meet minimum specified standards, follow minimum standards for customer identification and maintenance of customer identification records, and regularly compare customer lists against lists of suspected terrorists, terrorist organizations and money launderers.

Capital Adequacy Requirements. Federal banking agencies have adopted risk-based capital adequacy and leverage capital adequacy requirements pursuant to which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

Financial institutions are subject to extensive and detailed capital requirements, which generally follow a framework of rules adopted by the Basel Committee on Banking Supervision commonly referred to as Basel III. Basel III calls for the following capital requirements:

- A minimum ratio of common equity tier I ("CET I") capital to risk-weighted assets of 4.5%.
- A minimum ratio of tier I capital to risk-weighted assets of 6%.
- A minimum ratio of total capital to risk-weighted assets of 8%.
- A minimum leverage ratio of 4%.

Basel III provides for a "capital conservation buffer" of 2.5% above the regulatory minimum capital requirements for each of the CET I, tier I capital, and total capital ratios. The buffer must consist entirely of CET I capital. As a result, if a banking organization does not have a CET I, Tier I capital, and total capital ratios of at least 7.0%, 8.5% and 10.5%, respectively, its ability to make or commit to discretionary dividends and discretionary bonus payments to "executive officers" or engage in share repurchases or redemptions generally will be restricted in accordance with a pre-determined "maximum payout ratio." Under the maximum payout ratio formula, a banking organization with a capital conservation buffer of less than 2.5% of risk-weighted assets would become subject to increasingly restrictive limitations on covered distributions (as a percentage of eligible retained income) as the capital conservation buffer decreases.

Basel III provides for new deductions from and adjustments to CET I. These include, for example, under current rules, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET I to the extent that any one such category exceeds 25.00% of CET I.

Basel III also imposed changes to methodologies for determining risk weighted assets, including revisions to recognition of credit risk mitigation, such as a greater recognition of financial collateral and a wider range of eligible guarantors, the risk weighting of equity exposures and past due loans, and higher (greater than 100%) risk weighting for certain commercial real estate exposures that have higher credit risk profiles, including higher loan to value and equity components.

During 2018, the FRB raised the threshold of its "Small Bank Holding Company" exemption to the application of consolidated capital requirements for qualifying small bank holding companies from $1 billion to $3 billion of consolidated assets. Consequently, qualifying bank holding companies having less than $3 billion of consolidated assets are not subject to the consolidated capital requirements unless otherwise directed by the FRB. As of December 31, 2022, FNCB qualifies as a small bank holding company and is therefore not subject to the consolidated capital requirements.

Under the Economic Growth, Regulatory Relief, and Consumer Protection Act enacted in May 2018, federal banking agencies adopted the community bank leverage ratio ("CBLR") framework available to depository institutions having less than $10 billion in total assets and meeting certain other qualifying criteria. The CBLR rules provide that qualifying community banking organizations that adopt the CBLR framework and that maintain a CBLR in excess of 9% will be considered to have met the generally applicable leverage and risk-based capital requirements under the banking agencies' capital rules and the capital ratio requirements necessary to be considered "well capitalized." FNCB has not elected to use the CBLR framework at this time.

Prompt Corrective Action. Under Section 38 of the Federal Deposit Insurance Act ("FDIA"), each federal banking agency is required to implement a system of prompt corrective action for an insured institution which it regulates. The federal banking agencies have promulgated substantially similar regulations, which integrate Basel III capital requirements, to implement the system of prompt corrective action established by Section 38 of the FDIA.

The following are the capital requirements under Basel III as integrated into the prompt corrective action category definitions. As of December 31, 2022, the following capital requirements were applicable to the Bank for purposes of Section 38 of the FDIA.

Capital Category	Total Risk-Based Capital Ratio	Tier I Risk-Based Capital Ratio	CET I Capital Ratio	Leverage Ratio	Tangible Equity to Assets
Well capitalized	>/= 10.0%	>/= 8.0%	>/= 6.5%	>/= 5.0%	N/A
Adequately capitalized with conservation buffer	>/= 10.5%	>/= 8.5%	>/= 7.0%	>/= 4.0%	N/A
Adequately capitalized	>/= 8.0%	>/= 6.0%	>/= 4.5%	>/= 4.0%	N/A
Undercapitalized	< 8.0%	< 6.0%	< 4.5%	< 4.0%	N/A
Significantly undercapitalized	< 6.0%	< 4.0%	< 3.0%	< 3.0%	N/A
Critically undercapitalized	N/A	N/A	N/A	N/A	Less than 2.0%

At December 31, 2022, the Bank was "well capitalized" under the applicable requirements with a CET I capital and Tier I capital to risk-weighted assets ratios (for the Bank only) of 11.94%, a total capital to risk-weighted assets ratio of 13.11% and a leverage ratio of 8.77%. Similarly, at December 31, 2021, the Bank exceeded capital requirements for an institution to be considered "well capitalized" with CET I capital and Tier I capital to risk-weighted assets ratios of 13.46%, a total capital to risk-weighted assets ratio of 14.64% and a leverage ratio of 8.92%.

Regulatory Enforcement Authority. Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

The Bank and its "institution-affiliated parties," including its management, employees, agents, independent contractors, consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a governmental agency. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance and cease-and-desist orders. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Under provisions of the federal securities laws, a determination by a court or regulatory agency that certain violations have occurred at a company, or its affiliates can result in fines, restitution, a limitation of permitted activities, disqualification to continue to conduct certain activities and an inability to rely on certain favorable exemptions. Certain types of infractions and violations can also affect a public company in its timing and ability to expeditiously issue new securities into the capital markets.

The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss allowances for regulatory purposes.

The Dodd-Frank Act. The Dodd-Frank Act made significant changes to the bank regulatory structure and affects the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. To date, the following provisions of the Dodd-Frank Act are considered to be of the greatest significance to FNCB:

- expands the authority of the FRB to examine bank holding companies and their subsidiaries, including insured depository institutions;
- requires a bank holding company to be well capitalized and well managed to receive approval of an interstate bank acquisition;
- provides mortgage reform provisions regarding a customer's ability to pay and making more loans subject to provisions for higher-cost loans and new disclosures;
- created the Consumer Financial Protection Bureau (the "CFPB") that has rulemaking authority for a wide range of consumer protection laws that apply to all banks and has broad powers to supervise and enforce consumer protection laws;
- made permanent the $250 thousand limit for federal deposit insurance at all insured depository institutions;
- includes additional corporate governance and executive compensation requirements on companies subject to the Exchange Act;
- permits FDIC-insured banks to pay interest on business demand deposits;
- requires that holding companies and other companies that directly or indirectly control an insured depository institution serve as a source of financial strength;
- created the Financial Stability Oversight Council with authority to identify institutions and practices that might pose a systemic risk; and
- permits national and state banks to establish interstate branches to the same extent as the branch host state allows establishment of in-state branches.

Consumer Financial Protection Bureau and Consumer Lending Regulation. The Dodd-Frank Act created the CFPB, which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act ("TILA"), Real Estate Settlement Procedures Act ("RESPA"), Fair Credit Reporting Act, Fair Debt Collection Practices Act, Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act, and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. For example, the Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including, in certain circumstances, a determination of the borrower's ability to repay. In addition, the Dodd-Frank Act allows certain borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

The CFPB's rulemaking, examination and enforcement authority has and will continue to significantly affect financial institutions offering consumer financial products and services, including FNCB and the Bank. These regulatory activities may limit the types of financial services and products the Bank may offer, which in turn may reduce FNCB's revenues.

FDIC Insurance Premiums. Under the FDIC's risk-based assessment system, deposit insurance assessments are based on each insured institution's total assets less tangible equity, thereby basing deposit insurance assessments on an institution's total liabilities, not only insured deposits. A bank's assessment is calculated by multiplying its individual assessment rate by its assessment base (average consolidated total assets less average tangible equity), determined quarterly. Banks with assets less than $10 billion, such as the Bank, are assigned an individual rate based on a formula using financial data and the bank's CAMELS (capital adequacy, assets, management capability, earnings, liquidity, and sensitivity) ratings.

At December 31, 2022, the Bank was considered in the lowest risk category, for deposit insurance assessments and paid an annual assessment rate ranging from 0.0003 basis points to 0.0006 basis points on the assessment base of average consolidated total assets less the average tangible equity during the assessment period.

Dividend and Share Repurchase Restrictions

FNCB is a legal entity separate and distinct from the Bank. FNCB's revenues (on a parent company only basis) and its ability to pay dividends to its shareholders, or repurchase shares from its shareholders, are almost entirely dependent upon the receipt of dividends from the Bank. The right of FNCB, and consequently the rights of its creditors and shareholders to participate in any distribution of the assets or earnings of any subsidiary through the payment of such dividends or otherwise is necessarily subject to the prior claims of creditors of the subsidiary (including depositors) except to the extent that claims of FNCB, in its capacity as a creditor, may be recognized. Additionally, the ability of the Bank to pay dividends to FNCB is subject to Pennsylvania state law and various regulatory restrictions.

The declaration of cash dividends on FNCB's common stock, or the repurchase of shares of its common stock, is at the discretion of its board of directors, and any decision to declare a dividend, or repurchase shares, is based on a number of factors, including, but not limited to, earnings, prospects, financial condition, regulatory capital levels, applicable covenants under any credit agreements, notes and other contractual restrictions, Pennsylvania law, federal bank regulatory law, and other factors deemed relevant.

Human Capital Resources

FNCB's employees support its vision to be a leader in the community with a commitment to financial excellence for customers and shareholders and deliver its mission to make your banking experience simply better. With this in mind, FNCB recognizes that the success of our organization is highly correlated to the effectiveness of the FNCB team. In order to attract, motivate and retain high-quality staff, the Bank must have a competitive, broad-based compensation plan. FNCB focuses on ensuring top talent is compensated appropriately and entry-level starting salaries are competitive and provide an opportunity for advancement.

As FNCB's leadership culture and business model evolves, FNCB's policies, practices and programs must also evolve and support and reinforce our desired culture and business needs. The Compensation Committee of the Board of Directors evaluates and modifies policies, practices and programs on an ongoing basis to ensure compensation plans are competitive and do not encourage inappropriate risk taking. Market competitive and risk appropriate incentive plans have been fully implemented for management, commercial lending, branch banking, specialty sales functions and all staff positions. FNCB also has a Long-Term Incentive Plan designed to align shareholder goals with employee goals and to encourage retention of key officers.

FNCB is an Equal Opportunity and Affirmative Action Employer. We recruit, employ, train, compensate, and promote without regard to race, religion, creed, color, national origin, age, gender, sexual orientation, gender identity, marital status, disability, veteran status, or any other basis protected by applicable federal, state or local law.

In 2022, FNCB Bank was voted "The Best Place to Work" in northeastern, Pennsylvania for the sixth consecutive year, as part of the annual Reader's Choice Awards survey conducted by a local newspaper. As of December 31, 2022, FNCB, including the Bank, employed 230 persons, including 21 part-time employees.

Available Information

FNCB files reports, proxy and information statements and other information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's website site address is https://www.sec.gov. FNCB makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments thereto available through its website at https://www.fncb.com. The information contained on our website is not included as a part of, or incorporated by reference in, this Annual Report on Form 10-K. These reports may also be obtained free of charge as soon as practicable after filing or furnishing them to the SEC upon request by sending an email to corporatesecretary@fncb.com. Information may also be obtained via written request to FNCB Bancorp, Inc. Attention: Chief Financial Officer, 102 East Drinker Street, Dunmore, PA 18512.

Item 1A.   Risk Factors

The operations and financial results of FNCB are subject to various risks and uncertainties, including those described below. The risks and uncertainties described below are not the only ones FNCB faces. Additional risks and uncertainties FNCB is unaware of, or currently believes are not material, may also become important factors affecting FNCB. If any of the following risks occur, FNCB's business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of the FNCB's common stock could decline.

Risks Related to FNCB's Business

Weakness in the economic environment, in general, and within FNCB's market area could pose significant challenges for FNCB and could adversely affect its financial condition and results of operations.

FNCB's success depends primarily on the general economic conditions in the Commonwealth of Pennsylvania and the specific local markets in which it operates. Unlike larger national or other regional banks that are more geographically diversified, FNCB provides banking and financial services to customers primarily in the Lackawanna, Luzerne, and Wayne County markets. The local economic conditions in these areas have a significant impact on the demand for FNCB's products and services as well as the ability of customers to repay loans, the value of the collateral securing loans, and the stability of deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, severe weather or natural disasters, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on FNCB's financial condition and results of operations. Specifically, weakness in economic conditions could result in one or more of the following:

- A decrease in the demand for FNCB's loans and other products and services;
- A decrease in customer savings generally and in the demand for FNCB's savings and other deposit products; and
- An increase in the number of customers and counterparties who become delinquent, file for protection under bankruptcy laws, or default on their loans or other obligations.

An increase in the number of delinquencies, bankruptcies, or defaults could result in a higher level of non-performing assets, net charge-offs, and provision for loan and lease losses. The markets FNCB serves are dependent on retail and service-related businesses and, thus, are particularly vulnerable to adverse changes in economic conditions affecting these sectors.

To the extent that economic conditions deteriorate, business and individual borrowers may be less able to meet their obligations to the Bank in full, in a timely manner, resulting in decreased earnings or losses to the Bank. To the extent that loans are secured by real estate, adverse conditions in the real estate market may reduce the ability of the borrowers to generate the necessary cash flow for repayment of the loan and reduce the ability to collect the full amount of the loan upon a default. To the extent that the Bank makes fixed-rate loans, general increases in interest rates will tend to reduce its spread as the interest rates FNCB must pay for deposits would increase while interest income is flat. Economic conditions and interest rates may also adversely affect the value of property pledged as security for loans.

FNCB is subject to credit risk, and FNCB's financial condition and results of operations could be negatively impacted by changes in economic and market conditions and other factors that adversely affect FNCB's borrowers.

FNCB's business depends on its ability to successfully measure and manage credit risk. As a lender, FNCB is exposed to the risk that the principal of, or interest on, a loan will not be paid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover FNCB's outstanding exposure. In addition, FNCB is exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors including local market conditions and general economic conditions. If the overall economic climate in the United States generally, or in the market areas in which FNCB operates specifically, experiences material disruption, FNCB's borrowers may experience difficulties in repaying their loans, the collateral FNCB holds may decrease in value or become illiquid, and FNCB's level of nonperforming loans, charge-offs and delinquencies could rise and require significant additional provisions for loan and lease losses.

FNCB's risk management practices, such as monitoring the concentrations of its loans and its credit approval, review and administrative practices, may not adequately reduce credit risk, and FNCB's credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting related customers and the quality of the loan portfolio. Many of FNCB's loans are made to small businesses and middle market customers. These businesses generally have fewer financial resources in terms of capital and borrowing capacity than larger entities and may have a heightened vulnerability to economic conditions and be less able to withstand competitive, economic and financial pressures. Changes in general economic conditions in the market area in which FNCB operates mat negatively impact this important customer sector. Additionally, FNCB may have significant exposure if any of these borrowers becomes unable to pay their loan obligations as a result of personal circumstances, such as divorce, unemployment or death. Consequently, FNCB's financial condition and results of operations may be adversely affected. A failure to effectively measure and limit the credit risk associated with FNCB's loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that FNCB significantly increase its allowance for loan losses, each of which could adversely affect FNCB's net income and profitability. As a result, FNCB's inability to successfully manage credit risk could have a material adverse effect on its business, financial condition and results of operations.

FNCB's commercial lending activities, including loans to insiders and their related parties, generally have relatively larger balances and are concentrated within the Northeastern Pennsylvania market, which may present great risks than other types of loans.

Commercial real estate, commercial and industrial and construction, land acquisition and development loans tend to have larger balances than single family mortgage loans and other consumer loans. Because FNCB's loan portfolio contains a significant number of commercial and industrial loans, commercial real estate loans and construction, land acquisition and development loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in non-performing assets. All non-performing loans totaled $2.8 million, or 0.25% of total gross loans, as of December 31, 2022, and $3.9 million, or 0.39%, of total gross loans at December 31, 2021. Specifically, commercial real estate loans that were non-performing totaled $1.5 million, or 0.14%, of total gross loans at December 31, 2022 and $2.5 million, or 0.25%, of total gross loans at December 31, 2021. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan and lease losses, or an increase in loan charge-offs, which could have an adverse impact on FNCB's results of operations and financial condition.

A substantial portion of FNCB's loans are secured by real estate in the Northeastern Pennsylvania market, and substantially all of its loans are to borrowers in that area. FNCB also has a significant amount of commercial real estate, commercial and industrial, construction, land acquisition and development loans and land-related loans for residential and commercial developments. At December 31, 2022, $693.8 million, or 61.8%, of gross loans were secured by real estate, primarily commercial real estate, in Northeastern Pennsylvania. Management has taken steps to mitigate commercial real estate concentration risk by diversification among the types and characteristics of real estate collateral properties, sound underwriting practices, and ongoing portfolio monitoring and market analysis. Of total gross loans, $66.6 million, or 5.9%, were construction, land acquisition and development loans. Construction, land acquisition and development loans have the highest risk of not being collected. An additional $272.0 million, or 24.2%, of portfolio loans were commercial and industrial loans not secured by real estate. Historically, commercial and industrial loans generally have had a higher risk of default than other categories of loans, such as single-family residential mortgage loans. The repayment of these loans often depends on the successful operation of a business and are more likely to be adversely affected by adverse economic conditions. While management believes that the loan portfolio is well diversified in terms of borrowers and industries, these concentrations expose FNCB to the risk that adverse developments in the real estate market, or in the general economic conditions in its market area, could adversely affect the quality and collectability of its loans and could increase the level of non-performing loans. An increase in non-performing loans could result in s loss of earnings from these loans and increases in loan charge-offs and the provision for loan and lease losses, all of which could have a material adverse effect on FNCB's financial condition and results of operations. Additionally, if, for any reason, economic conditions in its market area deteriorate, or there is significant volatility or weakness in the economy or any significant sector of the area's economy, FNCB's ability to develop business relationships may be diminished, loan demand may be reduced and collateral values supporting loans may decline, which could also adversely affect FNCB's financial condition and results of operations.

Guidance adopted by federal banking regulators provides that banks having concentrations in construction, land development or commercial real estate loans are expected to have and maintain higher levels of risk management and, potentially, higher levels of capital, which may adversely affect shareholder returns, or require FNCB to obtain additional capital sooner than it otherwise would. Excluded from the scope of this guidance are loans secured by non-farm nonresidential properties where the primary source of repayment is the cash flow from the ongoing operations and activities conducted by the party, or affiliate of the party, who owns the property.

Outstanding loans and line of credit balances to directors, officers and their related parties totaled $79.1 million as of December 31, 2022. At December 31, 2022, there were no loans to directors, officers and their related parties that were categorized as criticized loans within the Bank's risk rating system, meaning they are not considered to present a higher risk of collection than other loans. See Note 12, "Related Party Transactions" of the notes to consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data" and Item 13, "Certain Relationships and Related Transactions, and Director Independence" to this Annual Report on Form 10-K for more information regarding loans to officers and directors and/or their related parties.

The appraisals and other valuation techniques FNCB uses in evaluating and monitoring loans secured by real property and other real estate owned may not accurately reflect the net value of the asset.

In considering whether to make a loan secured by real property, FNCB generally requires an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately reflect the net value of the collateral after the loan is made. As a result, FNCB may not be able to realize the full amount of any remaining indebtedness when FNCB forecloses on and sells the relevant property. In addition, FNCB relies on appraisals and other valuation techniques to establish the value of other real estate owned ("OREO"), that FNCB acquires through foreclosure proceedings and to determine loan impairments. If any of these valuations are inaccurate, FNCB's financial statements may not reflect the correct value of FNCB's OREO, if any, and FNCB's allowance for loan and lease losses may not reflect accurate loan impairments. Inaccurate valuation of OREO or inaccurate provisioning for loan and lease losses could have a material adverse effect on FNCB's business, financial condition and results of operations.

FNCB's financial condition and results of operations would be adversely affected if the ALLL is not sufficient to absorb actual losses or if increases to the ALLL were required.

The lending activities in which the Bank engages carry the risk that the borrowers will be unable to perform on their obligations, and that the collateral securing the payment of their obligations may be insufficient to assure repayment. FNCB may experience significant credit losses, which could have a material adverse effect on its operating results. Management makes various assumptions and judgments about the collectability of FNCB's loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans, which it uses as a basis to estimate and establish its reserves for losses. In determining the amount of the ALLL, management reviews loans, loss and delinquency experience, and evaluates current economic conditions. If these assumptions prove to be incorrect, the ALLL may not cover inherent losses in FNCB's loan portfolio at the date of its financial statements. Material additions to FNCB's allowance or extensive charge-offs would materially decrease its net income. At December 31, 2022, the ALLL totaled $14.2 million, representing 1.26% of loans, net of unearned income and net deferred loan origination fees.

Although management believes FNCB's underwriting standards are adequate to manage normal lending risks, it is difficult to assess the future performance of its loan portfolio due to the ongoing economic environment and the state of the real estate market. The assessment of future performance of the loan portfolio is inherently uncertain. FNCB can give no assurance that non-performing loans will not increase or that non-performing or delinquent loans will not adversely affect its future performance.

In addition, federal and state regulators periodically review the ALLL and may require increases to the ALLL or further loan charge-offs. Any increase in ALLL or loan charge-offs as required by these regulatory agencies could have a material adverse effect on FNCB's results of operations and financial condition.

If management concludes that the decline in value of any of FNCB's investment securities is other-than-temporary, FNCB is required to write down the security to reflect credit-related impairments through a charge to earnings.

Management reviews FNCB's investment securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of FNCB's debt investment securities has declined below its carrying value, management is required to assess whether the decline represents an other than temporary impairment. If management concludes that the decline is other-than-temporary, it is required to write down the value of that security to reflect the credit-related impairments through a charge to earnings. Changes in the expected cash flows of securities in FNCB's portfolio and/or prolonged price declines in future periods may result in OTTI, which would require a charge to earnings. Due to the complexity of the calculations and assumptions used in determining whether an asset is impaired, any impairment disclosed may not accurately reflect the actual impairment in the future. In addition, to the extent that the value of any of FNCB's investment securities is sensitive to fluctuations in interest rates, any increase in interest rates may result in a decline in the value of such investment securities.

FNCB's risk management framework may not be effective in mitigating FNCB's risks or losses.

FNCB's risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which FNCB is subject, including, among others, credit, market, liquidity, interest rate and compliance. FNCB's framework also includes financial or other modeling methodologies that involve management assumptions and judgment. FNCB's risk management framework may not be effective under all circumstances and may not adequately mitigate any risk or loss to FNCB. If FNCB's risk management framework is not effective, FNCB could suffer unexpected losses and its business, financial condition, results of operations or growth prospects could be materially and adversely affected. FNCB may also be subject to potentially adverse regulatory consequences.

FNCB is subject to interest rate risk, changes in interest rates could reduce income, cash flows and asset values, which could adversely affect its profitability.

FNCB's earnings and cash flows, like that of most financial institutions, depends to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investment securities, and its interest expense on interest-bearing liabilities, such as deposits and borrowings.

Interest rates are highly sensitive to many factors that are beyond FNCB's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System, or the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest FNCB receives on loans and securities and the interest FNCB pays on deposits and borrowings, but such changes could affect FNCB's ability to originate loans and obtain deposits, the fair value of FNCB's financial assets and liabilities, and the average duration of FNCB's assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, FNCB's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected or prolonged change in market interest rates could have a material adverse impact on FNCB's business, financial condition and results of operations.

FNCB uses simulation analysis to model net interest income for various interest rate scenarios over a five-year time horizon. Based on the simulation analysis, FNCB's interest sensitivity profile at December 31, 2022 was characterized by maturities or repricing of assets and liabilities that were liability sensitive over the next 18 to 24 months, moving to an asset sensitivity position in subsequent years of the model. These simulations are based on numerous assumptions, including but not limited to: the nature and timing of interest rate levels, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment of asset and liability cash flows, customer behavior in a rising rate environment and other factors. When short-term interest rates rise, the rate of interest FNCB pays on its interest-bearing liabilities may rise more quickly than the rate of interest that FNCB receives on its interest-earning assets, which may cause FNCB's net interest income to decrease.

Additionally, a shrinking yield premium, or negative spread, between short-term and long-term market interest rates, a pattern usually indicative of investors' waning expectations of future growth and inflation, commonly referred to as a flattening of the yield curve, or inversion of the yield curve, typically reduces FNCB's profit margin as FNCB borrows at shorter terms than the terms at which FNCB lends and invests.

In addition, an increase in interest rates could also have a negative impact on FNCB's results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also reduce collateral values and necessitate further increases to the allowance for loan losses, which could have a material adverse effect on FNCB's business, financial condition and results of operations.

Uncertainty relating to the expected phase-out of the London Interbank Offered Rate ("LIBOR") may adversely affect FNCB.

The United Kingdom's Financial Conduct Authority and the administrator of LIBOR have announced that the publication of the most commonly used U.S. dollar LIBOR settings will cease to be published or cease to be representative after June 30, 2023. The publication of all other LIBOR settings ceased to be published as of December 31, 2021. Given consumer protection, litigation, and reputation risks, the bank regulatory agencies have indicated that entering into new contracts that use LIBOR as a reference rate after December 31, 2021, would create safety and soundness risks and that they will examine bank practices accordingly. Therefore, the agencies encouraged banks to cease entering into new contracts that use LIBOR as a reference rate as soon as practicable and in any event by December 31, 2021.

The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has identified the Secured Overnight Financing Rate ("SOFR"), a new index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR however, other market alternatives have been developed. While SOFR has been adopted in select product areas it has not achieved full implementation as an alternative reference rate. At this time, it is not possible to predict how markets will respond to alternative reference rates as markets continue to transition away from LIBOR.

Furthermore, because of the complexity of the transition from LIBOR, at this time, it is not possible to predict what rate or rates may become accepted alternatives to LIBOR, or what the effect of any such changes in views or alternatives may be on the value of LIBOR-based securities and variable rate loans, subordinated debentures, or other securities or financial arrangements.

FNCB has significant number of loans, derivative contracts, borrowings and other financial instruments with attributes that are either directly or indirectly dependent on LIBOR. FNCB has established a committee to guide the transition from LIBOR and has identified products that utilize LIBOR and are revising fallback language to facilitate the transition to alternative reference rates. Effective December 31, 2021, FNCB has discontinued originating LIBOR-based loans, and has moved to negotiating loans using the Term SOFR. As of December 31, 2022, FNCB had approximately $65.8 million of loans, $26.6 million in investments and $10.3 million in subordinated debt, as well as certain derivative contracts, borrowings and other financial instruments that have attributes that are either directly or indirectly dependent on LIBOR. Failure to adequately manage the transition could have a material adverse effect on FNCB's business, financial condition and results of operations.

FNCB may not be able to successfully compete with others for business.

FNCB competes for loans, deposits and investment dollars with numerous regional and national banks and other community banking institutions, online divisions of banks located in other markets as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, private lenders and Fintech companies. There is also competition for banking business from competitors outside of its market area. As noted above, FNCB and the Bank are subject to extensive regulations and supervision, including, in many cases, regulations that limit the type and scope of activities. Many competitors have substantially greater resources and may offer certain services that FNCB and the Bank does not provide, and operate under less stringent regulatory environments. The differences in available resources and applicable regulations may make it harder for FNCB to compete profitably, reduce the rates that it can earn on loans and investments, increase the rates it must offer on deposits and other funds, and adversely affect its overall financial condition and earnings. Refer to the section entitled "Competition" included in Item 1, "Business" to this Annual Report on Form 10-K for an additional discussion of FNCB's competitive environment.

FNCB could be subject credit risk related to derivative obligations.

FNCB has agreements with each of its derivative counterparties that contain a provision where if FNCB defaults or is capable of being declared in default on any of its indebtedness, then it could also be declared in its derivative obligations. FNCB has agreements with certain of its derivatives counterparties that contain a provision where if it fails to maintain its status as a well-capitalized institution, then it could be required to post additional collateral.

FNCB has minimum collateral posting thresholds with certain of its derivative counterparties for derivatives in a net liability position. As of December 31, 2022, FNCB had no derivatives in a net liability position and accordingly did not have to post any collateral, however this could change in the future.

FNCB may not be able to retain or grow its core deposit base, which could adversely impact its funding costs.

Like many financial institutions, FNCB relies on customer deposits as its primary source of funding for its lending activities, and FNCB continues to seek customer deposits to maintain this funding base. FNCB's future growth will largely depend on its ability to retain and grow its deposit base. As of December 31, 2022, FNCB had $1.421 billion in deposits. FNCB's deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors outside of its control, such as increasing competitive pressures for deposits, changes in interest rates and returns on other investment classes, customer perceptions of its financial health and general reputation, and a loss of confidence by customers in FNCB or the banking sector generally, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits. The availability of deposits can also be impacted by regulatory changes (e.g., changes in FDIC insurance, the liquidity coverage ratio, etc.), changes in the financial condition of FNCB, or the banking industry in general, and other events which can impact the perceived safety and soundness or economic benefits of bank deposits. Any loss by FNCB of its deposit base could limit its lending ability resulting in lower loan originations, which could have a material adverse effect on FNCB's business, financial condition and results of operations.

FNCB is a bank holding company and depends on dividends from its subsidiary, FNCB Bank, to operate.

FNCB is an entity separate and distinct from the Bank. The Bank conducts most of FNCB's operations and FNCB depends upon dividends from the Bank to service its debt, pay its expenses, to repurchase shares of FNCB stock and to pay dividends to FNCB's shareholders. The availability of dividends from the Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition including liquidity and capital adequacy of the Bank and other factors, that the Bank's regulators could limit the payment of dividends or other payments to FNCB by the Bank. In the event that the Bank was unable to pay dividends and would be unable to repurchase its shares, FNCB in turn would likely have to reduce or stop paying dividends to its shareholders. Failure to pay dividends to FNCB shareholders could have a material adverse effect on the market price of FNCB's Common Stock. For additional information regarding dividend restrictions, refer to the section entitled "Regulatory Matters" included in Item 1 of this Annual Report on Form 10-K.

If FNCB loses access to wholesale funding sources, it may not be able to meet the cash flow requirements of its depositors, creditors, and borrowers, or have the operating cash needed to fund corporate expansion and other corporate activities.

Wholesale funding sources include brokered deposits, one-way CDARS and ICS deposits, federal funds lines of credit, securities sold under repurchase agreements, non-core deposits, and long-term debt. The Bank is also a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh, which provides members access to funding through advances collateralized with certain qualifying assets within the Bank's loan portfolio. In addition, FNCB's available-for-sale securities provide an additional source of liquidity. Disruptions in availability of wholesale funding can directly impact the liquidity of FNCB and the Bank. The inability to access capital markets funding sources as needed could adversely impact FNCB's financial condition, results of operations, cash flows, and level of regulatory-qualifying capital.

FNCB held approximately $8.5 million in capital stock of the FHLB of Pittsburgh as of December 31, 2022. FNCB must own such capital stock to qualify for membership in the FHLB of Pittsburgh which enables it to borrow funds under the FHLB of Pittsburgh advance program. If the FHLB of Pittsburgh were to cease operations, FNCB's business, financial condition, liquidity, capital and results of operations may be materially and adversely affected.

Interruptions or security breaches of FNCB's information systems could negatively affect its financial performance or reputation.

In conducting its business, FNCB relies heavily on its information systems. FNCB collects and stores sensitive data, including proprietary business information and personally identifiable information of its customers and employees, in its data centers and on its networks. The secure processing, maintenance and transmission of this information is critical to FNCB's operations and business strategy. Maintaining and protecting those systems is difficult and expensive, as is dealing with any failure, interruption or breach of those systems. Despite security measures, FNCB's information technology and infrastructure may be vulnerable to security breaches, cyber-attacks by hackers or breaches due to employee error, malfeasance or other disruptions. Any damage, failure or breach could cause an interruption in operations. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through FNCB's computer systems and network infrastructure. The occurrence of any failures, interruptions or breaches could damage FNCB's reputation, disrupt operations and the services provided to customers, cause a loss of confidence in the products and the services provided, cause FNCB to incur additional expenses, result in a loss of customer business and data, result in legal claims or proceedings, result in liability under laws that protect the privacy of personal information, result in regulatory penalties, or expose FNCB to other liability, any of which could have a material adverse effect on its business, financial condition and results of operations and competitive position.

FNCB depends on information technology and telecommunications systems of third parties, and any systems failures or interruptions could adversely affect FNCB's operations and financial condition.

FNCB's business depends on the successful and uninterrupted functioning of its information technology and telecommunications systems. FNCB outsources many of its major systems, such as data processing, deposit processing, loan origination, email and anti-money laundering monitoring systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt FNCB's operations, and FNCB could experience difficulty in implementing replacement solutions. In many cases, FNCB's operations rely heavily on secured processing, storage and transmission of information and the monitoring of a large number of transactions on a minute-by-minute basis, and even a short interruption in service could have significant consequences. Because FNCB's information technology and telecommunications systems interface with and depend on third party systems, FNCB could experience service denials if demand for such services exceeds capacity, or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise FNCB's ability to operate effectively, damage FNCB's reputation, result in a loss of customer business and subject FNCB to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on FNCB's business, financial condition and results of operations. In addition, failure of third parties to comply with applicable laws and regulations, or fraud or misconduct on the part of employees of any of these third parties, could disrupt FNCB's operations or adversely affect FNCB's reputation.

FNCB is subject to cybersecurity risks and security breaches and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents, and FNCB may experience harm to its reputation and liability exposure from security breaches.

FNCB's business involves the storage and transmission of customers' proprietary information and security breaches could expose FNCB to a risk of loss or misuse of this information, litigation and potential liability. While FNCB has not incurred a material cyber-attack or security breach to date, a number of other financial services and other companies have disclosed cyber-attacks and security breaches, some of which have involved intentional attacks. Attacks may be targeted at FNCB, its customers or both. Although FNCB devotes significant resources to maintain, regularly update and backup its systems and processes that are designed to protect the security of FNCB's computer systems, software, networks and other technology assets and the confidentiality, integrity and availability of information belonging to FNCB or its customers, its security measures may not be effective against all potential cyber-attacks or security breaches. Despite FNCB's efforts to ensure the integrity of its systems, it is possible that FNCB may not be able to anticipate, or implement effective preventive measures against, all security breaches of these types, especially because the techniques used change frequently or are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources, including persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. These risks may increase in the future as FNCB continues to increase FNCB's internet-based product offerings and expand its internal usage of web-based products and applications. If an actual or perceived security breach occurs, customer perception of the effectiveness of FNCB's security measures could be harmed and could result in the loss of customers.

A successful penetration or circumvention of the security of FNCB's systems, including those of third party providers or other financial institutions, or the failure to meet regulatory requirements for security of its systems, could cause serious negative consequences, including significant disruption of FNCB's operations, misappropriation of FNCB's confidential information or that of FNCB's customers, or damage to FNCB's computers or systems or those of FNCB's customers or counterparties, significant increases in compliance costs (such as repairing systems or adding new personnel or protection technologies), and could result in violations of applicable privacy and other laws, financial loss to FNCB or to its customers, loss of confidence in its security measures, customer dissatisfaction, significant litigation and regulatory exposure, and harm to FNCB's reputation, all of which could have a material adverse effect on FNCB's business, financial condition and results of operations.

If FNCB's information technology is unable to keep pace with growth or industry developments or if technological developments result in higher costs or less advantageous pricing, financial performance may suffer.

Effective and competitive delivery of FNCB's products and services increasingly depends on information technology resources and processes, both those provided internally as well as those provided through third party vendors. In addition to better serving customers, the effective use of technology can improve efficiency and help reduce costs. FNCB's future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services to enhance customer convenience, as well as to create efficiencies in its operations. There is increasing pressure to provide products and services at lower prices. This can reduce net interest income and non-interest income from fee-based products and services. In addition, the widespread adoption of new technologies could require FNCB to make substantial capital expenditures to modify or adapt existing products and services or develop new products and services. FNCB may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. Many of FNCB's competitors have greater resources to invest in technological improvements. Additionally, as technology in the financial services industry changes and evolves, keeping pace becomes increasingly complex and expensive. There can be no assurance that FNCB will be able to effectively implement new technology-driven products and services, which could reduce its ability to compete effectively. As a result, FNCB could lose business, be forced to price products and services on less advantageous terms to retain or attract customers or be subject to cost increases.

FNCB relies on management and other key personnel and the loss of any of them may adversely affect its operations.

FNCB believes each member of the executive management team is important to its success and the unexpected loss of any of these persons could impair day-to-day operations as well as its strategic direction.

FNCB's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by FNCB can be intense and it may not be able to hire people or retain them. The unexpected loss of services of one or more of FNCB's key personnel could have a material adverse impact on its business due to the loss of their skills, knowledge of its market, years of industry experience and to the difficulty of promptly finding qualified replacement personnel.

New lines of business, products, product enhancements or services may subject FNCB to additional risk.

From time to time, FNCB may implement new lines of business or offer new products and product enhancements as well as new services within FNCB's existing lines of business. There are substantial risks and uncertainties associated with these efforts. In developing, implementing or marketing new lines of business, products, product enhancements or services, FNCB may invest significant time and resources. FNCB may underestimate the appropriate level of resources or expertise necessary to make new lines of business or products successful to realize their expected benefits. FNCB may not achieve the milestones set in initial timetables for the development and introduction of new lines of business, products, product enhancements or services, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offering of new products, product enhancements or services. Any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of FNCB's system of internal controls. FNCB may also decide to discontinue business or products, due to lack of customer acceptance or unprofitability. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on FNCB's business, financial condition and results of operations.

FNCB may be adversely affected by the soundness of other financial institutions.

FNCB's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty and other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by FNCB or other institutions. These losses could have a material adverse effect on FNCB's business, financial condition and results of operations.

Damage to FNCB's reputation could significantly harm its businesses, competitive position and prospects for growth.

FNCB's ability to attract and retain investors, customers, clients, and employees could be adversely affected by damage to its reputation resulting from various sources, including environmental, social and governance ("ESG") related issues, employee misconduct, litigation, or regulatory outcomes; failure to deliver minimum standards of service and quality; compliance failures; unethical behavior; unintended breach of confidential information; and the activities of FNCB's clients, customers, or counterparties. Actions by the financial services industry in general, or by certain entities or individuals within it, also could have a significantly adverse impact on FNCB's reputation.

FNCB's actual or perceived failure to identify and address various issues, including failure to properly address operational and ESG risks, could also give rise to reputation risk that could negatively impact business prospects. These issues include, among others, legal and regulatory requirements; consumer protection, fair lending, and privacy issues; properly maintaining customer and associated personal information; record keeping; protecting against money laundering; sales and trading practices; and ethical issues.

FNCB may be a defendant from time to time in a variety of litigation and other actions, which could have a material adverse effect on its financial condition, results of operations and cash flows.

FNCB has been and may continue to be involved from time to time in a variety of litigation matters arising out of its business. An increased number of lawsuits, including purported class action lawsuits and other consumer driven litigation, have been filed and will likely continue to be filed against financial institutions, which may involve substantial compensatory and/or punitive damages. Management believes the risk of litigation generally increases during downturns in the national and local economies. FNCB's insurance may not cover all claims that may be asserted against it, and any claims asserted against it, regardless of merit or eventual outcome, may harm its reputation and may cause it to incur significant expense. Should the ultimate judgments or settlements in any litigation exceed insurance coverage, they could have a material adverse effect on its financial condition, results of operations and cash flows. In addition, FNCB may not be able to obtain appropriate types or levels of insurance in the future, nor may it be able to obtain adequate replacement policies with acceptable terms, if at all. Refer to Item 3, "Legal Proceedings" to this Annual Report on Form 10-K for an additional discussion of FNCB's current material legal matters.

FNCB may face risks with respect to future expansion or acquisition activity.

FNCB may selectively seek to expand its banking operations through limited *de novo* branching or opportunistic acquisition activities. FNCB cannot be certain that any expansion activity, through *de novo* branching, acquisition of branches of another financial institution or a whole institution, or the establishment or acquisition of nonbanking financial service companies, will prove profitable or will increase shareholder value. The success of any acquisition will depend, in part, on FNCB's ability to realize the estimated cost savings and revenue enhancements from combining its business and that of the target company. FNCB's ability to realize increases in revenue will depend, in part, on its ability to retain customers and employees, and to capitalize on existing relationships for the provision of additional products and services. If FNCB estimates turn out to be incorrect or FNCB is not able to successfully combine companies, the anticipated cost savings and increased revenues may not be realized fully or at all or may take longer to realize than expected. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing business, diversion of management attention, or inconsistencies in standards, controls, procedures and policies that adversely affect FNCB's ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any combination of banking institutions, there also may be disruptions that cause FNCB to lose customers or cause customers to withdraw their deposits. Customers may not readily accept changes to their banking arrangements that FNCB makes as part of, or following, an acquisition. Additionally, the value of an acquisition to FNCB is dependent on its ability to successfully identify and estimate the magnitude of any asset quality issues of acquired companies.

FNCB may not be successful in overcoming these risks or other problems encountered in connection with potential acquisitions or other expansion activity. FNCB's inability to overcome these risks could have an adverse effect on FNCB's ability to implement its business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on FNCB's business, financial condition or results of operations. Additionally, if FNCB records goodwill in connection with any acquisition, FNCB's financial condition and results of operation may be adversely affected if that goodwill is determined to be impaired, which would require FNCB to take an impairment charge.

Risks Related to FNCB's Industry

FNCB may be required to act as a source of financial and managerial strength for the Bank in times of stress.

FNCB, as a bank holding company, is required to act as a source of financial and managerial strength to the Bank and to commit resources to support the Bank if necessary. FNCB may be required to commit additional resources to the Bank at times when FNCB may not be in a financial position to provide such resources or when it may not be in FNCB's, or its shareholders' or creditors', best interests to do so. A requirement to provide such support is more likely during times of financial stress for FNCB and the Bank, which may make any capital FNCB is required to raise to provide such support more expensive than it might otherwise be. In addition, any capital loans FNCB makes to the Bank are subordinate in right of repayment to deposit liabilities of the Bank.

FNCB is subject to extensive government regulation, supervision and possible regulatory enforcement actions, as well as "fair and responsible banking" laws designed to protect consumers, which may subject it to higher costs and lower shareholder returns.

The banking industry is subject to extensive regulation and supervision that govern almost all aspects of its operations. The extensive regulatory framework is primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. Compliance with applicable laws and regulations can be difficult and costly and, in some instances, may put banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies, leasing companies and internet-based Fintech companies. FNCB's regulatory authorities have extensive discretion in their supervisory and enforcement activities, including with respect to the imposition of restrictions on the operation of a bank or a bank holding company, the imposition of significant fines, the ability to delay or deny merger or other regulatory applications, the classification of assets by a bank, and the adequacy of a bank's allowance for loan losses, among other matters. If they deem FNCB to be operating in a manner inconsistent with safe and sound banking practices, these regulatory authorities can require the entry into informal and formal supervisory agreements, including board resolutions, memorandum of understanding, settlement agreements and consent or cease and desist orders, pursuant to which FNCB would be required to implement identified corrective actions to address cited concerns and/or to refrain from taking certain actions in the form of injunctive relief. In recent years, the banking industry has faced increased regulation and scrutiny; for instance, areas such as BSA compliance (including BSA and related anti-money laundering regulations) and real estate-secured consumer lending (such as Truth-in-Lending regulations, changes in Real Estate Settlement Procedures Act regulations, implementation of licensing and registration requirements for mortgage originators and more recently, heightened regulatory attention to mortgage and foreclosure-related activities and exposures) are being confronted with escalating regulatory expectations and scrutiny. In addition, the Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations, including state laws and regulations, prohibit discriminatory lending practices by financial institutions. The Federal Trade Commission Act and the Dodd-Frank Act prohibit unfair, deceptive, or abusive acts or practices by financial institutions. The U.S. Department of Justice, or DOJ, federal banking agencies, and other federal and state agencies are responsible for enforcing these fair and responsible banking laws and regulations. A challenge to an institution's compliance with fair and responsible banking laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on FNCB's reputation, business, financial condition and results of operations.

Non-compliance with laws and regulations such as these, even in cases of inadvertent non-compliance, could result in litigation, significant fines and/or sanctions. Any failure to comply with, or any change in, any applicable regulation and supervisory requirement, or change in regulation or enforcement by such authorities, whether in the form of policies, regulations, legislation, rules, orders, enforcement actions, or decisions, could have a material impact on FNCB, the Bank and other affiliates, and its operations. Federal economic and monetary policy may also affect FNCB's ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads. Any failure to comply with such regulation or supervision could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on FNCB's business, financial condition and results of operations. In addition, compliance with any such action could distract management's attention from FNCB's operations, cause it to incur significant expenses, restrict it from engaging in potentially profitable activities and limit its ability to raise capital.

New or changed legislation or regulation, updated guidance regarding current regulation and regulatory initiatives could adversely affect FNCB through increased regulation and increased costs of doing business.

Changes in federal and state legislation and regulation may affect FNCB's operations. Laws and regulations, such as the Dodd-Frank Act and Basel III, may have unforeseen or unintended consequences on the banking industry. The Dodd-Frank Act has implemented significant changes to the U.S. financial system, including the creation of new regulatory agencies (such as the Financial Stability Oversight Council to oversee systemic risk and the CFPB to develop and enforce rules for consumer financial products), changes in retail banking regulations, and changes to deposit insurance assessments. For example, the Dodd-Frank Act has implemented new requirements with respect to "qualified mortgages" and new mortgage servicing standards have, and may continue to, increase costs associated with this business. Refer to the section entitled "Business – The Bank – *Consumer Financial Protection Bureau*" included in Item 1, "Business" to this Annual Report on Form 10-K for a more detailed description of new or changed legislation or regulation and regulatory initiatives.

One example of updated guidance regarding legislation is that on October 26, 2022, the CFPB issued supervisory guidance which warned financial institutions that levying overdraft fees to consumers who would not reasonably anticipate the fees may constitute an unfair act or practice under the Consumer Financial Protection Act of 2010 ("CFPA"). In addition, the CFPB issued a compliance bulletin warning that certain depositor fees may similarly violate the CFPA. This guidance comes as a next step in the CFPB's "junk fee" initiative, launched in January 2022, through which the CFPB has endeavored to identify and take certain steps to curb potentially exploitative fees charged by banks and other financial institutions. While management does not believe that FNCB's overdraft fees are in violation of the CFPA, many larger financial institutions have eliminated overdraft charges on consumer accounts and the banking industry has recently announced a significant decrease in overdraft fee income in 2022. Competition from large banks and the imposition of restrictions on overdraft fees by the federal government, may result in FNCB having to change its overdraft fee structure, which could negatively impact future non-interest income run rates.

External events, including natural disasters, national or global health emergencies, and events of armed conflict in other countries, and terrorist threats could impact FNCB's ability to do business or otherwise adversely affect FNCB's business, operations or financial condition.

Financial institutions, like other businesses, are susceptible to the effects of external events that can compromise operating and communications systems and otherwise have adverse effects. Such events, should they occur, can cause significant damage, impact the stability of FNCB's operations or facilities, result in additional expense, or impair the ability of FNCB's borrowers to repay their loans. Although we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations, and financial condition. In addition, other external events, including natural disasters, health emergencies and epidemics or pandemics, such as the COVID-19 pandemic, and events of armed conflict in other parts of the world, such as the present armed conflict involving Ukraine and Russia, could adversely affect the global or regional economies resulting in unfavorable economic conditions in the United States. Any such development could have an adverse effect on FNCB's business, operations or financial condition.

Risks Related to FNCB's Common Stock

FNCB may need to raise additional capital in the future, but that capital may not be available when it is needed and on terms favorable to current shareholders.

Laws, regulations and banking regulators require FNCB and the Bank to maintain adequate levels of capital to support their operations. In addition, capital levels are determined by FNCB's management and Board of Directors based on capital levels that they believe are necessary to support business operations. Management regularly evaluates its present and future capital requirements and needs and analyzes capital raising alternatives and options. Although FNCB succeeded in meeting its current regulatory capital requirements, it may need to raise additional capital in the future to support growth, possible loan losses or potential OTTI during future periods, to meet future regulatory capital requirements or for other reasons.

The Board of Directors may determine from time to time that FNCB needs to raise additional capital by issuing additional shares of common stock or other securities. FNCB is not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Because FNCB's decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, FNCB cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be affected. Such offerings will likely be dilutive to common shareholders from ownership, earnings and book value perspectives. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, its then current common shareholders. Additionally, if FNCB raises additional capital by making additional offerings of debt or preferred equity securities, upon liquidation, holders of its debt securities and shares of preferred shares, and lenders with respect to other borrowings, will receive distributions of available assets prior to the holders of common stock. Additional equity offerings may dilute the holdings of existing shareholders or reduce the market price of FNCB's common stock, or both. Holders of FNCB's common stock are not entitled to preemptive rights or other protections against dilution.

FNCB cannot provide any assurance that additional capital will be available on acceptable terms or at all. Any occurrence that may limit access to the capital markets may adversely affect FNCB's capital costs and its ability to raise capital and, in turn, its liquidity. Moreover, if FNCB needs to raise capital, it may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on FNCB's business, financial condition and results of operations.

An investment in FNCB's common stock is not an insured deposit.

FNCB's common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in FNCB's common stock is inherently risky for the reasons described in this "Risk Factors" section, and elsewhere in FNCB's reports filed with the SEC, including under heading "Risk Factors" in this Annual Report on Form 10-K, or any subsequent report filed by FNCB. Investment in FNCB's common stock is also subject to the market forces that affect the price of common stock in any company. As a result, shareholders may lose some or all of their investment in FNCB's common stock.

Shareholders may not receive dividends on FNCB's common stock or have their shares repurchased by FNCB.

Although FNCB has historically declared quarterly cash dividends on its common stock, and adopted a share repurchase program for the repurchase of shares of its common stock, FNCB is not required to do so and may reduce or cease to pay common stock dividends, or repurchase shares, in the future. If FNCB reduces or ceases to pay common stock dividends, or terminates its stock repurchase program, the market price of its common stock could be adversely affected.

The principal source of funds from which FNCB pays cash dividends, and repurchase shares, are the dividends received from the Bank. Banking laws and regulations of the Commonwealth of Pennsylvania restrict the amount of dividends and loans a bank may make to its parent company. In addition, under The Federal Deposit Insurance Corporation Improvement Act of 1991, banks may not pay a dividend, or repurchase shares if, after paying the dividend, or repurchasing such shares, the bank would be undercapitalized.

If FNCB fails to pay dividends, capital appreciation, if any, of its common stock may be the sole opportunity for gains on an investment in its common stock. In addition, in the event the Bank becomes unable to pay dividends to FNCB, FNCB may not be able to service its debt or pay its other obligations, pay dividends on, or repurchase shares of, its common stock and preferred stock. Accordingly, FNCB's inability to receive dividends from the Bank could also have a material adverse effect on its business, financial condition and results of operations and the value of a shareholder's investment in FNCB's common stock.

An entity holding as little as a 5% interest in FNCB's outstanding securities could, under certain circumstances, be subject to regulation as a "bank holding company."

Any entity, including a "group" composed of natural persons, owning or controlling with the power to vote 25% or more of FNCB's outstanding securities, or 5% or more if the holder otherwise exercises a "controlling influence" over FNCB, may be subject to regulation as a "bank holding company" in accordance with the Bank Holding Company Act of 1956, as amended, or the BHC Act. In addition, (a) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the BHC Act to acquire or retain 5% or more of FNCB's outstanding securities and (b) any person not otherwise defined as a company by the BHC Act and its implementing regulations may be required to obtain the approval of the Federal Reserve under the Change in Bank Control Act to acquire or retain 10% or more of FNCB's outstanding securities. Becoming a bank holding company imposes statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder's investment in FNCB's securities or those nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

Any deficiencies in FNCB's financial reporting or internal controls could materially and adversely affect its business and the market price of FNCB's common stock.

During the course of FNCB's testing it may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of FNCB's internal control over financial reporting. These controls may not achieve their intended objectives. Control processes that involve human diligence and compliance, such as its disclosure controls and procedures and internal controls over financial reporting, are subject to lapses in judgment and breakdowns resulting from human failures. Controls can also be circumvented by collusion or improper management override. Because of such limitations, there are risks that material misstatements due to error or fraud may not be prevented or detected and that information may not be reported on a timely basis. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If FNCB has deficiencies in its disclosure controls and procedures or internal control over financial reporting, it may materially and adversely affect FNCB.

A material weakness is defined by the standards issued by the PCAOB as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of FNCB's annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, FNCB would have to disclose in periodic reports it files with the SEC any material weakness in its internal control over financial reporting. The existence of a material weakness would preclude management from concluding that FNCB's internal control over financial reporting is effective and would preclude its independent auditors from expressing an unqualified opinion on the effectiveness of its internal control over financial reporting. In addition, disclosures of deficiencies of this type in FNCB's SEC reports could cause investors to lose confidence in its financial reporting and may negatively affect the market price of its common stock and could result in the delisting of its securities from the securities exchanges on which they trade.

Changes in accounting standards could impact reported earnings.

From time to time there are changes in the financial accounting and reporting standards that govern the preparation of financial statements. These changes can materially impact how FNCB records and reports its financial condition and results of operations. In some instances, FNCB could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Changes which have been approved for future implementation include the calculation of the allowance for loan and leases losses on the basis of the current expected credit losses over the lifetime of our loans, referred to as the CECL model, became applicable to us on January 1, 2023. The change in this calculation could adversely affect our capital, regulatory capital ratios, ability to make larger loans, earnings and performance metrics. Any such changes could have a material adverse effect on our business, financial condition and results of operations.

Under the CECL model, banks will be required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The measurement of expected credit losses is to be based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement will take place at the time the financial asset is first added to the balance sheet and periodically thereafter. This differs significantly from the "incurred loss" model required under current GAAP, which delays recognition until it is probable a loss has been incurred. Accordingly, we expect that the adoption of the CECL model will materially affect how we determine our allowance for loan losses, and could require us to significantly increase our allowance. Moreover, the CECL model may create more volatility in the level of the allowance for loan losses. If we are required to materially increase the level of the allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations. FNCB has evaluated the impact the CECL accounting model will have on FNCB's accounting, and expects to recognize a one-time cumulative-effect adjustment to reduce the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective. FNCB will recognize a cumulative effect adjustment to the opening retained earnings as of the adoption date. Management currently estimates the allowance for credit losses will be in a range of $11.5 million to $11.8 million, decreasing the allowance by approximately $2.4 million to $2.6 million. The estimated increase to equity, net of tax, will range from $1.9 million to $2.1 million. The actual impact will depend on a number of internal and external factors including: outstanding loan balances, characteristics of FNCB's loan and securities portfolios, macroeconomic conditions, forecast information and management's judgement.

Anti-takeover provisions in FNCB's charter documents could discourage, delay or prevent a change of control of FNCB's company and diminish the value of FNCB's common stock.

Some of the provisions of FNCB's amended and restated articles of incorporation, as amended, and amended and restated bylaws, as amended, could make it difficult for its shareholders to change the composition of its board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that FNCB's shareholders may consider favorable. These provisions include:

- classifying FNCB's board of directors into three classes of directors with staggered three-year terms;
- authorizing FNCB's board of directors to issue preferred shares without shareholder approval;
- prohibiting cumulative voting in the election of directors;
- requiring the approval of 75% of FNCB's shareholders to approve any merger or sale of all, or substantially all, unless approval of such proposed transaction is recommended by at least a majority of FNCB's entire board of directors;
- authorizing FNCB's board of directors to, if it deems advisable, oppose a tender or other offer for FNCB's securities; and
- requiring the approval of 75% of FNCB's shareholders to amend certain provisions relating to business combinations not approved by the board of directors.

In addition, pursuant to the Pennsylvania Business Corporation Law (the "PBCL"), in the case of a merger or share exchange, with some exceptions, FNCB's board of directors must submit the plan of merger or share exchange to the shareholders for approval, and the approval of the plan of merger or share exchange generally requires the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the shares entitled to vote on the plan exists.

Provisions of the PBCL, applicable to FNCB provide, among other things, that:

- FNCB may not engage in a business combination with an "interested shareholder," generally defined as a holder of 20% of a corporation's voting stock, during the five-year period after the interested shareholder became such except under certain specified circumstances;
- holders of FNCB's common stock may object to a "control transaction" involving FNCB (a control transaction is defined as the acquisition by a person or group of persons acting in concert of at least 20% of the outstanding voting stock of a corporation), and demand that they be paid a cash payment for the "fair value" of their shares from the "controlling person or group";
- holders of "control shares" will not be entitled to voting rights with respect to any shares in excess of specified thresholds, including 20% voting control, until the voting rights associated with such shares are restored by the affirmative vote of a majority of disinterested shares and the outstanding voting shares of the Company; and
- any "profit," as defined in the PBCL, realized by any person or group who is or was a "controlling person or group" with respect to FNCB from the disposition of any equity securities of within 18 months after the person or group became a "controlling person or group" shall belong to and be recoverable by FNCB.

These anti-takeover provisions could impede the ability of FNCB's common shareholders to benefit from a change of control and, as a result, could have a material adverse effect on the market price of FNCB's common stock and shareholders' ability to realize any potential change-in-control premium.

Item 1B.   Unresolved Staff Comments.

None.

Item 2.   Properties.

FNCB currently conducts business from its headquarters located at 102 E. Drinker Street, Dunmore, Pennsylvania, which now also houses the Bank's Commercial Lending and Retail Banking Units. The Bank's main office is located at 100 S. Blakely Street, Dunmore, Pennsylvania, 18512. At December 31, 2022, FNCB also operated fifteen additional community banking offices located throughout Lackawanna, Luzerne and Wayne counties, two administrative offices and another lending center located in Dunmore, Lackawanna County, Pennsylvania. Eight of the offices are leased and the balance are owned by the Bank. Except for potential remodeling of certain facilities to provide for the efficient use of workspace and/or to maintain an appropriate appearance, each property is considered reasonably suitable and adequate for current and immediate future purposes except as discussed below.

As part of its responsibilities, management regularly evaluates FNCB's delivery system and facilities including analyzing each office's operating efficiency, location, foot traffic, structure and design. FNCB and the Bank have an ongoing comprehensive branch network improvement program that focuses on strengthening, better positioning and expanding its market coverage by developing new state-of-the-art customer facilities, as well as relocating and consolidating select locations. Initiatives FNCB executed under the branch network improvement program during the years ended December 31, 2022 and 2021 include:

- Office space at FNCB's community office, located in Exeter, Luzerne County, Pennsylvania was renovated to house the 1st Equipment Finance and 1st Financial Services teams;

- The Bank's Wheeler Avenue Community Office was consolidated into its Main Office, in early 2022. The branch will be utilized as a temporary training facility until expiration of the lease in December 2024; and

- On September 23, 2022, the Bank purchased a property located at 2039 Delaware Street, Dunmore, Lackawanna County, Pennsylvania. The property, which is situated between the FNCB's Main Office and Corporate center, was purchased as part of FNCB's *Simply Green* initiative. FNCB plans to raze the building to provide green space for the community.

See Note 5, "Bank Premises and Equipment" of the notes to consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data" to this Annual Report on Form 10-K for additional information about FNCB's properties.

Item 3.   **Legal Proceedings**

FNCB has been subject to tax audits, and is also a party to routine litigation involving various aspects of its business, such as employment practice claims, workers compensation claims, claims to enforce liens, condemnation proceedings on properties in which FNCB holds security interests, claims involving the making and servicing of real property loans and other issues incident to its business, none of which has or is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of FNCB.

Item 4.   **Mine Safety Disclosures.**

Not Applicable.

PART II

Item 5.   **Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.**

Market Prices of Stock and Dividends Paid

FNCB's common shares are traded on The Nasdaq Stock Market LLC ("Nasdaq") under the symbol "FNCB."

On January 25, 2023, FNCB's Board of Directors authorized a stock repurchase program under which up to 750,000 shares of FNCB's outstanding common stock may be acquired in the open market pursuant to a trading plan that was adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The repurchase program will commence no earlier than March 3, 2023, and will expire on December 31, 2023, pursuant to a trading plan that may be adopted in accordance with Rule 10b5-1 of the Exchange Act of 1934. In 2022 and 2021, the Board of Directors had authorized a similar program under which 384,830 and 330,759 shares were purchased respectively, at a weighted-average price per share of $9.45 and $7.21, respectively. Repurchases are funded from available working capital and the repurchased shares are returned to the status of authorized but unissued shares of common stock.

Holders

As of February 28, 2023, there were approximately 1,586 holders of record of FNCB's common shares. Because many of FNCB's shares are held by brokers and other institutions on behalf of shareholders, FNCB is unable to estimate the total number of shareholders represented by these record holders.

Dividends

Dividends declared and paid were $6.5 million, or $0.33 per share, in 2022 and $5.4 million, or $0.27 per share, in 2021. The dividend payout ratio was 32.0% for the year ended December 31, 2022 and 25.4% for the year ended December 31, 2021. It is the present intent of the Board of Directors to continue paying quarterly dividends going forward. However, FNCB's ability to declare and pay future dividends is dependent upon earnings, financial position, appropriate restrictions under applicable laws, legal and regulatory restrictions and other factors relevant at the time FNCB's Board of Directors considers any declaration of any dividends. For a further discussion of FNCB's and the Bank's dividend restrictions, refer to Note 15, "Regulatory Matters/Subsequent Events" in the notes to consolidated financial statements in this Annual Report on Form 10-K.

On January 25, 2023, the Board of Directors declared a dividend of $0.090 per share for the first quarter of 2023. The dividend is payable on March 15, 2023 to shareholders of record as of March 1, 2023.

Equity Compensation Plans

For more information regarding FNCB's equity compensation plans, see Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

None.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6.   **Reserved**

None.

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

Management's discussion and analysis ("MD&A") represents an overview of the financial condition and results of operations of FNCB and should be read in conjunction with our consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data" and Item 1A, "Risk Factors" of Part I to this Annual Report on Form 10-K.

FNCB is in the business of providing customary retail and commercial banking services to individuals, businesses and local governments and municipalities through 16 full-service branch offices operated by FNCB Bank, FNCB's wholly-owned subsidiary, within its primary market area, Northeastern Pennsylvania.

FORWARD-LOOKING STATEMENTS

FNCB may from time to time make written or oral "forward-looking statements," including statements contained in our filings with the SEC, in our reports to shareholders, and in our other communications, which are made in good faith by us pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements with respect to FNCB's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors (some of which are beyond our control). The words "may," "could," "should," "will," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "project," "future" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumption that are difficult to predict, including those under "Part I, Item 1A. Risk Factors," and elsewhere in this Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are also cautioned not to place undue reliance on any forward-looking statements, which reflect management's analysis only as of the date of this report, even if subsequently made available by FNCB on its website or otherwise. FNCB does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of FNCB to reflect events or circumstances occurring after the date of this report.

CRITICAL ACCOUNTING POLICIES

In preparing the consolidated financial statements, management has made estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of condition and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

FNCB's accounting policies are fundamental to understanding management's discussion and analysis of its financial condition and results of operations. Management has identified the policies on the determination of the allowance for loan and lease losses ("ALLL"), securities' valuation and impairment evaluation and income taxes to be critical, as management is required to make subjective and/or complex judgments about matters that are inherently uncertain and could be subject to revision as new information becomes available.

The judgments used by management in applying the critical accounting policies discussed below may be affected by changes and/or deterioration in the economic environment, which may impact future financial results. Specifically, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the ALLL in future periods, and the inability to collect on outstanding loans could result in increased loan losses. In addition, the valuation of certain securities in FNCB's investment portfolio could be negatively impacted by illiquidity or dislocation in marketplaces resulting in significantly depressed market prices thus leading to impairment losses.

Allowance for Loan and Lease Losses

Management evaluates the credit quality of FNCB's loan portfolio on an ongoing basis and performs a formal review of the adequacy of the ALLL on a quarterly basis. The ALLL is established through a provision for loan losses charged to earnings and is maintained at a level management considers adequate to absorb estimated probable losses inherent in the loan portfolio as of the evaluation date. Loans, or portions of loans, determined by management to be uncollectible are charged off against the ALLL, while recoveries of amounts previously charged off are credited to the ALLL.

Determining the amount of the ALLL is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, qualitative factors, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Banking regulators, as an integral part of their examination of FNCB, also review the ALLL, and may require, based on their judgments about information available to them at the time of their examination, that certain loan balances be charged off or require that adjustments be made to the ALLL. Additionally, the ALLL is determined, in part, by the composition and size of the loan portfolio.

The ALLL consists primarily of two components, a specific component and a general component. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted by qualitative factors. The general reserve component of the ALLL is based on pools of unimpaired loans segregated by loan segment and risk rating categories of "Pass", "Special Mention" or "Substandard and Accruing." Historical loss factors and various qualitative factors are applied based on the risk profile in each risk rating category to determine the appropriate reserve related to those loans. Substandard loans on non-accrual status above the $100 thousand loan relationship threshold and all loans considered troubled debt restructurings ("TDRs") are classified as impaired. Based on its evaluations, management may establish an unallocated component that is used to cover any inherent losses that exist as of the evaluation date, but which may not have been identified under the methodology.

See Note 2, "Summary of Significant Accounting Policies" and Note 4, "Loans" of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" to this Annual Report on Form 10-K for additional information about the ALLL.

Securities Valuation and Evaluation for Impairment

Management utilizes various inputs to determine the fair value of its investment portfolio. To the extent they exist, unadjusted quoted market prices in active markets (Level 1) or quoted prices for similar assets or models using inputs that are observable, either directly or indirectly (Level 2) are utilized to determine the fair value of each investment in the portfolio. In the absence of observable inputs or if markets are illiquid, valuation techniques are used to determine fair value of any investments that require inputs that are both unobservable and significant to the fair value measurement (Level 3). For Level 3 inputs, valuation techniques are based on various assumptions, including, but not limited to, cash flows, discount rates, adjustments for nonperformance and liquidity, and liquidation values. A significant degree of judgment is involved in valuing investments using Level 3 inputs. The use of different assumptions could have a positive or negative effect on FNCB's financial condition or results of operations. See Note 3, "Securities" and Note 15, "Fair Value Measurements" of the notes to consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data" to this Annual Report on Form 10-K for additional information about FNCB's securities valuation techniques.

On a quarterly basis, management evaluates individual investment securities in an unrealized loss position for other than temporary impairment ("OTTI"). The evaluation for OTTI requires the use of various assumptions, including but not limited to, the length of time an investment's fair value is less than book value, the severity of the investment's decline, any credit deterioration of the issuer, whether management intends to sell the security, and whether it is more-likely-than-not that FNCB will be required to sell the security prior to recovery of its amortized cost basis. Debt investment securities deemed to have OTTI are written down by the impairment related to the estimated credit loss, and the non-credit related impairment loss is recognized in other comprehensive income. FNCB did not recognize any OTTI charges on investment securities for years ended December 31, 2022 and 2021 within the consolidated statements of income.

See Note 2, "Summary of Significant Accounting Policies" and Note 3, "Securities" of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" to this Annual Report on Form 10-K for additional information about valuation of securities and management's evaluation for OTTI.

Income Taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgement is required in assessing the future tax consequences of events that have been recognized in FNCB's consolidated financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact our consolidated financial condition or results of operations.

FNCB records an income tax provision or benefit based on the amount of tax currently payable or receivable and the change in deferred tax assets and liabilities. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. Management conducts quarterly assessments of all available positive and negative evidence to determine the amount of deferred tax assets that will more likely than not be realized. FNCB establishes a valuation allowance for deferred tax assets and records a charge to income if management determines, based on available evidence at the time the determination is made, that it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating the need for a valuation allowance, management considers past operating results, estimates of future taxable income based on approved business plans, future capital requirements and ongoing tax planning strategies. This evaluation process involves significant management judgement about assumptions that are subject to change from period to period depending on the related circumstances. The recognition of deferred tax assets requires management to make significant assumptions and judgements about future earnings, the periods in which items will impact taxable income, future corporate tax rates, and the application of inherently complex tax laws. The use of different estimates can result in changes in the amounts of deferred tax items recognized, which may result in equity and earnings volatility because such changes are reported in current period earnings. Management's evaluation as of December 31, 2022 and 2021 concluded that no valuation allowance was necessary for net deferred tax assets.

In connection with determining the income tax provision or benefit, management considers maintaining liabilities for uncertain tax positions and tax strategies that it believes contain an element of uncertainty. Periodically, management evaluates each of FNCB's tax positions and strategies to determine whether a liability for uncertain tax benefits is required. As of December 31, 2022 and 2021, management determined that FNCB did not have any uncertain tax positions or tax strategies and that no liability was required to be recorded.

See Note 2, "Summary of Significant Accounting Policies" and Note 11, "Income Taxes" of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" to this Annual Report on Form 10-K for additional information about the accounting for income taxes.

New Authoritative Accounting Guidance and Accounting Guidance to be Adopted in Future Periods

For information regarding new authoritative accounting guidance adopted by FNCB during the year ended December 31, 2022 and accounting guidance that FNCB will adopt in future periods, see Note 2, "Summary of Significant Accounting Policies" of the notes to consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data" to this Annual Report on Form 10-K.

EXECUTIVE OVERVIEW

The following overview should be read in conjunction with this MD&A in its entirety.

Results of Operations

Net income in 2022 amounted to $20.4 million, or $1.03 per diluted common share, a decrease of $1.0 million, or 4.4%, compared to $21.4 million, or $1.06 per diluted common share, in 2021. The decrease in 2022 net income compared to 2021 was primarily due to increases in non-interest expense and an increase in the provision for loan and lease losses, which were partially offset by an increase in net interest income. Non-interest expense was $35.5 million in 2022, an increase of $4.4 million, or 14.2%, from $31.1 million in 2021, which reflected a $2.6 million, or 15.5%, increase in salaries and employee benefits. The provision for loan and lease losses increased $1.8 million to $2.0 million in 2022, from $166 thousand in 2021, due primarily to higher loan volume. This was partially offset by a $5.0 million, or 10.3%, increase in net interest income, to $54.0 million in 2022 from $49.0 million in 2021. Income tax expense decreased $512 thousand, or 11.0%, to $4.1 million in 2022 as compared to $4.7 million in 2021.

Return on average assets and return on average shareholders' equity equaled 1.21% and 15.55%, respectively, in 2022, compared to 1.36% and 13.46%, respectively, in 2021. FNCB paid dividends to holders of common stock of $0.33 per share in 2022, an increase of $0.06 per share, or 22.2%, compared to $0.27 per share in 2021. Total dividends declared and paid in 2022 equated to a dividend yield of approximately 4.0% based on the closing stock price of $8.21 per share on December 31, 2022. The dividend payout ratio was 31.9% in 2022 compared to 25.4% in 2021.

Balance Sheet Profile

Total assets increased $81.2 million, or 4.9%, to $1.746 billion at December 31, 2022 from $1.664 billion at December 31, 2021. The balance sheet expansion primarily reflected substantial increases in loans and leases, net of allowance for loan and lease losses ("ALLL"), partially offset by decreases in cash and cash equivalents and available-for-sale debt securities. Loans and leases, net of ALLL, increased $143.1 million, or 14.8%, to $1.110 billion at December 31, 2022 from $967.0 million at December 31, 2021. Meanwhile, available-for-sale debt securities decreased $46.5 million, or 8.9%, to $476.1 million at December 31, 2022 from $522.6 million at December 31, 2021, which was caused largely by a decline in the fair value of these securities due to rising interest rates. Cash and cash equivalents decreased $57.1 million, or 57.8%, to $41.9 million at December 31, 2022 from $99.0 million at December 31, 2021. Total deposits decreased $34.8 million, or 2.4%, to $1.421 billion at December 31, 2022 from $1.455 billion at December 31, 2021, which reflected the return of municipal deposit seasonality and the outflow of excess COVID-19 deposits. Borrowed funds increased $152.1 million to $182.4 million at December 31, 2022, compared to $30.3 million at December 31, 2021, as FNCB became more reliant on wholesale funding.

Total shareholders' equity decreased $43.5 million, or 26.8%, to $118.9 million at December 31, 2022 from $162.5 million at December 31, 2021. Tangible book value decreased $2.09 per share, or 25.6%, to $6.04 per share at December 31, 2022 from $8.13 per share at December 31, 2021. The decreases in capital and tangible book value were primarily due to an accumulated other comprehensive loss of $48.0 million at December 31, 2022, compared to accumulated other comprehensive income of $6.4 million at December 31, 2021. The negative change of $54.4 million was related primarily to the depreciation in the fair value of FNCB's available-for-sale debt securities, net of deferred taxes, due to the dramatic increase in market interest rates. Also impacting capital in 2022 was net income of $20.4 million partially offset by a $3.6 million utilized for the repurchase of common shares under a stock repurchase program authorized by FNCB's Board of Directors and dividends declared and paid of $6.5 million. At December 31, 2022, FNCB Bank's total risk-based capital ratio and the Tier 1 leverage ratio were 13.10% and 8.77%, respectively, which exceeded the 10.00% and 5.00% thresholds required to be well capitalized under the prompt corrective action provisions of the Basel III capital framework for U.S. banking organizations.

Management's Focus in 2022

Management continued to navigate through the lingering challenges of the pandemic and manage the rising rate environment, during 2022, while staying focused on several key strategic initiatives which included: strong organic loan growth, new product offerings and effectively managing funding costs. FNCB is always looking to improve the customer experience by further expanding and enhancing FNCB's digital and traditional product and service offerings; while continuing to create efficiency within FNCB's branch network and delivery channels; and investing in strategic business alliances and opportunities to advance financial performance over the long-term.

In 2022, FNCB's new commercial equipment financing and leasing product offerings, operating under *1st Equipment Finance* were fully integrated and have exceeded management's expectations. This along with the purchase of several third-party originated loan pools, allowed us to diversify FNCB's loan portfolio, reduce risk and enhance net interest income run rates going forward.

In addition, during 2022, FNCB acquired Chiaro Investment Services, LLC which was combined with FNCB's Wealth Management team, and is now operating under a new brand, *1st Investment Service*, out of FNCB Bank's Exeter Community Office, in Luzerne County, Pennsylvania. With the combined experience of our team of advisors, *1st Investment Services,* provides clients with a full suite of offerings, including Investment Management, Brokerage Services, Insurance Planning and Retirement Services that will build on FNCB's exceptional legacy of providing quality services to our clients.

In the fourth quarter of 2022, FNCB committed to make an equity investment of $11.0 million in a senior low-income housing tax credit ("LIHTC") partnership for the Scranton Square Apartments through the Pennsylvania Housing Finance Agency (PHFA). The project will consist of 36 newly constructed senior housing units, located on Dickson Ave, in the Green Ridge section of Scranton, Lackawanna County, Pennsylvania. This project is expected to provide much needed housing for low-income senior citizens, while revitalizing a large vacant lot in the city and is in line with FNCB's larger Community Caring initiative. One hundred percent (100.0%) of the rental units will qualify for Federal Low-Housing Tax credits ("LIHTCs") as provided for in Section 42 of the Internal Revenue Code of 1986, as amended. FNCB made an initial contribution of $2.2 million in the fourth quarter of 2022, upon closing the partnership agreement. The remaining obligation of $8.8 million, which is included on other liabilities in the consolidated statements of financial condition at December 31, 2022, will be contributed over a series of draws over the following 18-month period according to the construction schedule.

Focus for 2023

Looking ahead to 2023, with increased market rates, management will focus on balance sheet management, managing interest rate risk, controlling funding costs and continuing to evaluate opportunities to enhance net interest income and non-interest income run rates going forward. FNCB will continue to expand its comprehensive digital strategy to respond to evolving customer demands and create operational and delivery channel efficiencies. Specific initiatives include enhancement to the existing online banking platforms, continued utilization of our retail and commercial lending origination platforms and utilizing artificial intelligence and robotics to streamline workflows. Additional areas of focus for 2023 include: acquisition and retainage of qualified staff, building and strengthening our core customer base including increasing existing customer wallet share and organic loan growth.

Stock Repurchase Program/Subsequent Event

On January 25, 2023, FNCB's Board of Directors authorized a stock repurchase program under which up to 750,000 shares of FNCB's outstanding common stock may be acquired in the open market commencing no earlier than March 3, 2023 and expiring December 31, 2023 pursuant to a trading plan that was adopted in accordance with Rule 10b5-1 of the Exchange Act. In 2022 and 2021, the Board of Directors had authorized similar programs under which 384,830 and 330,759 common shares were repurchased, respectively. The 2022 plan expired on December 31, 2022. The repurchase of shares under the programs are administered through an independent broker. Repurchases may occur from time to time at prevailing market prices, through open market transactions depending upon market conditions, and are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the trading plan. Under the program, the purchases will be funded from working capital presently available to FNCB, and the repurchased shares will be returned to the status of authorized but unissued shares of Common Stock. There is not a guarantee as to the exact number of shares that will be repurchased by FNCB, and FNCB may discontinue purchases at any time that management determines additional repurchases are no longer warranted. As of December 31, 2022, FNCB had approximately 19.7 million shares outstanding.

SUMMARY OF FINANCIAL PERFORMANCE

Net Interest Income

Net interest income is the difference between (i) interest income, interest and fees on interest-earning assets, and (ii) interest expense, interest paid on deposits and borrowed funds. Net interest income represents the largest component of FNCB’s operating income and, as such, is the primary determinant of profitability. Net interest income is impacted by variations in the volume, rate and composition of earning assets and interest-bearing liabilities, changes in general market interest rates and the level of non-performing assets. Interest income is shown on a fully tax-equivalent basis using the corporate statutory tax rate of 21.0% in 2022, 2021 and 2020.

In response to the economic uncertainty from the global COVID-19 pandemic, the FOMC lowered the federal funds rate 150 basis points in two emergency actions in March 2020. As a result, the target range for federal funds fell from 1.50%-1.75% at December 31, 2019 to 0.00%-0.25% at March 31, 2022 and had remained at these historically low levels through March 15, 2022. Supply chain constraints, the war in Ukraine and lingering effects from the COVID-19 pandemic, among other things, have resulted in rapid rise in price inflation. As a result, the FOMC, in an effort to lower inflation to its 2.0% objective, began tightening U.S. monetary policy in 2022. Specifically, the FOMC increased the target range for the federal funds rate seven times for a total of 425 basis points during 2022, which included additional upward movements in the fourth quarter of 75 basis points on November 2, 2022 and 50 basis points on December 14, 2022. At December 31, 2022, the federal funds target range was 4.25%-4.50% compared to 0.00%-0.25% at December 31, 2021. The increase in the federal funds target rate resulted in a corresponding increase of 425 basis points in the national prime rate to 7.50% at December 31, 2022 compared to 3.25% at December 31, 2021. In addition to these actions by the FOMC in 2022, on February 1, 2023, the FOMC raised

the federal funds target rate another 25 basis points and reaffirmed its consensus statement on longer-run goals and monetary policy strategy including its goals of maximum unemployment and a 2.0% inflation rate and has indicated additional rate increases may be required in 2023 to achieve its goals. This dramatic shift to tighten monetary policy has resulted in a rapid rise in general market interest rates. Competition for deposits within FNCB's market area has intensified reflective of industrywide liquidity pressures and rate-sensitivity of depositors. Higher interest rates, coupled with the increased competition, has resulted in significant increases in deposit and wholesale funding costs that have surpassed increases in earning asset yields, which has caused interest margin and rate spread compression. Management anticipates that additional tightening actions by the FOMC in 2023, could result in further contraction of FNCB's tax-equivalent net interest margin and rate spread.

Additionally, net interest income, earning assets yields and the net interest margin for the period ending December 31, 2022 and 2021 were impacted by the activity related to PPP loans, including the timing of forgiveness and recognition of net loan origination fees.

Tax-equivalent net interest income increased $5.3 million, or 10.5%, to $55.2 million in 2022 compared to $49.9 million in 2021. The increase in tax-equivalent net interest income was due to an increase in tax-equivalent interest income reflecting higher earning asset volumes and yields, partially offset by an increase in interest expense which resulted primarily from increased utilization of wholesale funding costs and higher funding costs. Tax-equivalent net interest margin, a key measurement used in the banking industry to measure income from earning assets relative to the cost to fund those assets, is calculated by dividing tax-equivalent net interest income by average interest-earning assets. FNCB's tax-equivalent net interest margin declined 7 basis points to 3.38% in 2022 compared to 3.45% in 2021, which was largely caused by an increase in average earning assets, coupled with higher funding costs. Additionally, the magnitude and velocity of the rate increases in 2022 has led to a decrease in FNCB's rate spread, the difference between the average yield on interest-earning assets shown on a fully tax-equivalent basis and the average cost of interest-bearing liabilities, as funding costs increased to a greater extent than asset yields. FNCB's rate spread was 3.24% in 2022, a decrease of 14 basis points as compared to 3.38% in 2021.

Tax-equivalent interest income increased $9.3 million, or 17.6%, to $61.9 million in 2022 from $52.6 million in 2021, which was largely caused by significant growth in average earning assets, coupled with an increase in the tax-equivalent yield on average earning assets. Average earning assets increased $183.5 million, or 12.7%, to $1.633 billion in 2022 from $1.449 billion in 2021, resulting in a corresponding increase to tax-equivalent interest income of $8.4 million. Specifically, average loans and leases increased $123.9 million, or 13.0%, to $1.074 billion in 2022 from $950.5 million in 2021, which reflected new product offerings, strong organic loan demand and the purchase of loan pools from third party originators. Investment securities averaged $550.1 million in 2022, an increase of $120.4 million, or 28.0%, compared to $429.6 million in 2021, which contributed $3.1 million to tax-equivalent interest income. The tax-equivalent yield on earning assets increased 16 basis points to 3.79% in 2022 from 3.63%, which resulted in a corresponding increase in tax-equivalent interest income of $0.8 million. Specifically, FNCB's tax-equivalent yield on loans and leases increased 7 basis points to 4.43% in 2022 compared to 4.36% in 2021, resulting in a corresponding increase in tax-equivalent interest income of $0.7 million. Meanwhile, the tax-equivalent yield on investment securities decreased 1 basis points to 2.58% in 2022 from 2.59% in 2021 and caused a corresponding decrease to tax-equivalent interest income of $44 thousand.

Interest expense increased $4.0 million, or 148.9%, to $6.7 million in 2022 from $2.7 million in 2021, which primarily from an increase in averaged borrowed funds, coupled with an increase in funding costs. Similar to the banking industry in general, FNCB was more reliant on wholesale funding in 2022. As a result, average borrowed funds, which is largely comprised of FHLB of Pittsburgh advances, averaged $109.5 million for 2022, an increase of $97.3 million from just $12.2 million for 2021. Higher volumes of average borrowed funds resulted in a corresponding increase in interest expense of $2.4 million. Total interest-bearing deposits increased $51.8 million, or 4.9%, to $1.118 billion for 2022, compared to $1.066 billion for 2021, which had little impact on interest expense as increases in lower-costing interest-bearing demand and savings volumes were offset by a reduction in higher-costing time deposit volumes. Specifically, average interest-bearing demand deposits, increased $50.8 million, or 6.6%, to $815.6 million in 2022, compared to $764.8 million in 2021. Savings deposits averaged $144.3 million in 2022, an increase of $19.3 million, or 15.5%, from $125.0 million in 2021. Conversely, average time deposits decreased $18.3 million, or 10.4%, to $158.0 million in 2022 from $176.3 million in 2021. In the first half of 2022, management was successful in delaying deposit rate increases, however, in the latter half of 2022, following the rapid rise in market interest rates and change in overall market liquidity, competition for deposits intensified and depositors have become increasingly rate sensitive. Due to increased competitive pressures, FNCB responded with increases in deposit rates. As a result, FNCB experienced an increase interest expense due to an increase in funding costs. For the year-ended December 31, 2022, FNCB's cost of funds increased 30 basis points to 0.55% from 0.25% for the year ended December 31, 2021, which resulted in a corresponding increase in tax-equivalent interest expense of $1.6 million.

With the additional 25 basis point increase on February 1, 2023, and statement by the FOMC that additional rate increases may be necessary in 2023, management anticipates that FNCB's cost of funds may continue to increase in 2023, which may result in further net interest margin and rate spread contraction and a reduction in tax-equivalent net interest income.

Non-accrual loans

The interest income that would have been earned on non-accrual and restructured loans, had these loans performed in accordance with their original terms approximated to $175 thousand and $215 thousand for the years ended December 31, 2022 and 2021, respectively. Additionally, interest income recognized on impaired loans based on payments received approximated to $336 thousand and $305 thousand for the years ended December 31, 2022 and 2021, respectively.

The following table presents the components of net interest income for the three years ended December 31, 2022, 2021 and 2020:

Summary of Net Interest Income

	For the Year Ended December 31,								
	2022			2021			2020		
(dollars in thousands)	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Assets:									
Earning assets (2)(3)									
Loans and leases-taxable (4)	$ 1,019,254	$ 45,696	4.48 %	$ 905,237	$ 39,645	4.38 %	$ 863,702	$ 35,980	4.17 %
Loans and leases-tax free (4)	55,058	1,895	3.44	45,217	1,777	3.93	47,669	2,070	4.34
Total loans and leases (1)(2)	1,074,312	47,591	4.43	950,454	41,422	4.36	911,371	38,050	4.18
Securities-taxable	439,824	10,830	2.46	346,204	8,476	2.45	250,881	7,322	2.92
Securities-tax free	110,238	3,370	3.06	83,437	2,641	3.17	51,367	1,738	3.38
Total securities (1)(5)	550,062	14,200	2.58	429,641	11,117	2.59	302,248	9,060	3.00
Interest-bearing deposits in other banks and federal funds sold (8)	8,152	91	1.12	68,932	88	0.13	9,203	28	0.30
Total earning assets	1,632,526	61,882	3.79 %	1,449,027	52,627	3.63 %	1,222,822	47,138	3.85 %
Non-earning assets	69,602			129,386			145,227		
Allowance for loan and lease losses	(13,497)			(12,311)			(10,867)		
Total assets	$ 1,688,631			$ 1,566,102			$ 1,357,182		
Liabilities and Shareholders' Equity:									
Interest-bearing liabilities									
Interest-bearing demand deposits	$ 815,579	3,215	0.39 %	$ 764,798	1,252	0.16 %	$ 611,511	2,933	0.48 %
Savings deposits	144,343	174	0.12 %	125,022	87	0.07 %	101,847	97	0.10
Time deposits	157,991	581	0.37 %	176,245	1,169	0.66 %	195,140	2,374	1.22
Total interest-bearing deposits	1,117,913	3,970	0.36 %	1,066,065	2,508	0.24 %	908,498	5,404	0.59
Borrowed funds and other interest-bearing liabilities	109,515	2,762	2.52	12,228	197	1.61	51,287	756	1.47
Total interest-bearing liabilities	1,227,428	6,732	0.55 %	1,078,293	2,705	0.25 %	959,785	6,160	0.64 %
Demand deposits	314,105			315,181			242,017		
Other liabilities	15,609			13,892			11,368		
Shareholders' equity	131,489			158,736			144,012		
Total liabilities and shareholders' equity	$ 1,688,631			$ 1,566,102			$ 1,357,182		
Net interest income/interest rate spread (6)		55,150	3.24 %		49,922	3.38 %		40,978	3.21 %
Tax equivalent adjustment		(1,106)			(928)			(800)	
Net interest income as reported		$ 54,044			$ 48,994			$ 40,178	
Net interest margin (7)			3.38 %			3.45 %			3.35 %

(1) Interest income is presented on a tax-equivalent basis using a 21% rate.
(2) Loans and leases are stated net of unearned income.

(3) Non-accrual loans are included in loans within earning assets.

(4) Interest income on loans and leases includes net loan fees of $68 in 2022, $4,612 in 2021, and $467 in 2020.

(5) The yields for securities that are classified as available for sale are based on the average historical amortized cost.

(6) Interest rate spread represents the difference between the average yield on interest-earning assets and the cost of average interest-bearing liabilities and is presented on a tax equivalent basis.

(7) Net interest income as a percentage of total average interest earning assets.

The most significant impact on net income between periods is derived from the interaction of changes in the volume and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning assets, specifically loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods.

The following table summarizes the effect that changes in volumes of earning assets and interest-bearing liabilities and the interest rates earned and paid on these assets and liabilities have on net interest income. The net change or mix component attributable to the combined impact of rate and volume changes has been allocated proportionately to the change due to volume and the change due to rate.

Rate Volume Analysis

	For the Year Ended December 31,					
	2022 vs. 2021			2021 vs. 2020		
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Loans and leases-taxable	$ 5,093	$ 958	$ 6,051	$ 1,773	$ 1,892	$ 3,665
Loans and leases-tax free	356	(238)	118	(110)	(183)	(293)
Total loans and leases	5,449	720	6,169	1,663	1,709	3,372
Securities-taxable	2,305	49	2,354	3,097	(1,943)	1,154
Securities-tax free	822	(93)	729	1,022	(119)	903
Total securities	3,127	(44)	3,083	4,119	(2,062)	2,057
Interest-bearing deposits in other banks and federal funds sold	(139)	142	3	279	(219)	60
Total interest income	8,437	818	9,255	6,061	(572)	5,489
Interest expense:						
Interest-bearing demand deposits	88	1,875	1,963	602	(2,283)	(1,681)
Savings deposits	15	72	87	19	(29)	(10)
Time deposits	(111)	(477)	(588)	(212)	(993)	(1,205)
Total interest-bearing deposits	(8)	1,470	1,462	409	(3,305)	(2,896)
Borrowed funds and other interest-bearing liabilities	2,395	170	2,565	(623)	64	(559)
Total interest expense	2,387	1,640	4,027	(214)	(3,241)	(3,455)
Net interest income	$ 6,050	$ (822)	$ 5,228	$ 6,275	$ 2,669	$ 8,944

Provision for Loan and Lease Losses

The provision for loan and lease losses is an expense charged against net interest income to provide for probable losses attributable to uncollectible loans and is based on management's analysis of the adequacy of the ALLL. A credit to loan and lease losses reflects the reversal of amounts previously charged to the ALLL. Management closely monitors the loan portfolio and the adequacy of the ALLL by considering the underlying financial performance of the borrower, collateral values and associated credit risks. Future material adjustments may be necessary to the provision for loan and lease losses and the ALLL if economic conditions or loan performance differ substantially from the assumptions management considered in its evaluation of the ALLL.

FNCB recorded a provision for loan and lease losses of $2.0 million for the year ended December 31, 2022, an increase of $1.8 million, compared to $166 thousand for the year ended December 31, 2021, which primarily reflected higher loan and lease volume, coupled with a slight increase in net loans charged off. Despite continued economic uncertainty and inflationary pressures due to remnants of the COVID-19 pandemic, supply chain constraints and other factors such as the war in Ukraine, which have resulted in monetary policy tightening, FNCB's asset quality metrics have remained mostly favorable throughout 2022 and 2021.

Non-Interest Income

The following table presents the components of non-interest income for the years ended December 31, 2022 and 2021:

Components of Non-Interest Income

				Year Ended December 31,		
					Change	
(in thousands)		2022	2021		$	%
Deposit service charges	$	4,415	$ 3,877	$	538	13.9%
Net (loss) gain on the sale of available-for-sale debt securities ...		(223)	213		(436)	(204.7)
Net (loss) gain on equity securities		(34)	701		(735)	(104.9)
Net gain on the sale of mortgage loans held for sale		205	352		(147)	(41.8)
Net gain on the sale of other real estate owned		-	11		(11)	(100.0)
Loan-related fees		243	390		(147)	(37.7)
Income from bank-owned life insurance		710	541		169	31.2
Bank-owned life insurance settlement		273	426		(153)	(35.9)
Loan referral fees		191	72		119	164.8
Merchant services revenue		712	593		119	20.1
Wealth management services revenue		563	543		20	3.7
Other		926	560		366	65.4
Total non-interest income	$	7,981	$ 8,268	$	(287)	(3.5)%

For the year ended December 31, 2022, non-interest income decreased $287 thousand, or 3.5%, to $8.0 million compared to $8.3 million for the year ended December 31, 2021. The 3.5% decrease in non-interest income primarily from an unfavorable change in market value of equity securities and a net loss on the sale of available-for-sale debt securities, coupled with reductions in net gains on the sale of mortgages held for sale, and loan-related fees. Stock market volatility resulted in FNCB recoding a net loss on equity securities of $34 thousand in 2022, compared to a net gain of $735 thousand recorded in 2021. Additionally, FNCB recorded a net loss on the sale of available-for sale debt securities of $223 thousand in 2022, compared to a net gain of $213 thousand in 2021, a decrease of $436 thousand, or 204.7%. Net gains on the sale of mortgages held for sale decreased $147 thousand, or 41.8%, to $205 thousand for the year ended December 31, 2022, compared to $352 thousand for the year ended December 31, 2021, as pricing margins on loans and the volume of loan sales decreased due to the rapid rise in market interest rates. Loan-related fees decreased $147 thousand, or 37.7%, to $243 thousand in 2022 from $390 thousand in 2021, which was largely due to a reduction in loan servicing and letter of credit fees. Additionally, FNCB recorded income associated with BOLI death benefit claims of $273 thousand in 2022 and $426 thousand in 2021, a decrease of $153 thousand, or 35.9%.

Partially offsetting these decreases in non-interest income, were increases in deposit service charges, BOLI income, loan referral fees, merchant services revenue and other income. Loan referral fees, which include fees received from third-party counterparties related to various commercial loan interest rate swap transactions and fees received for the referral of FHA residential mortgage loans to a third-party broker, increased $119 thousand. The decrease in these fees reflected a reduction in the number and volume of such transactions in 2022 as compared to 2021. Deposit service charges increased $538 thousand, or 13.9%, to $4.4 million in 2022, compared to $3.9 million in 2021, which was primarily due to increases in transactional-related charges, check card fees and wire transfer fees. During 2022, FNCB purchased $3.0 million in additional BOLI policies, which was the primary factor for the $169 thousand, or 31.2%, increase in BOLI income. Comparing 2022 and 2021, loan referral fees and merchant services revenue each increased by $119 thousand. Loan referral fees include fees received from third-party counterparties to commercial loan interest rate swap transactions and fees received for the referral of FHA residential mortgage loans to a third-party broker. The 164.8% increase in loan referral fees largely reflected an increase in the number and volume of such transaction due to changing market conditions, while the 20.1% increase in revenue from merchant services resulted primarily from an increase in card processing revenue due to the continued shift to e-commerce. The $366 thousand, or 35.0%, increase in other income was due primarily to an increase in commissions received from FNCB's third-party credit card and purchasing card provider.

As previously mentioned, on September 30, 2022 FNCB announced that the Bank had entered into an asset purchase agreement with Chiaro Investment Services, LLC, which was combined into the Bank's investment arm and now operates under the new brand as *1st Investment Services*. As a result of this transaction, FNCB anticipates an increase in income from wealth management services in 2023.

On October 26, 2022, the Bureau of Consumer Financial Protection ("CFPB") issued supervisory guidance which warned financial institutions that levying overdraft fees to consumers who would not reasonably anticipate the fees may constitute an unfair act or practice under the Consumer Financial Protection Act of 2010 ("CFPA"). In addition, the CFPB issued a compliance bulletin warning that certain depositor fees may similarly violate the CFPA. This guidance comes as a next step in the CFPB's "junk fee" initiative, launched in January 2022, through which the CFPB has endeavored to identify and take certain steps to curb potentially exploitative fees charged by banks and other financial institutions. While management does not believe that FNCB's overdraft fees are in violation of the CFPA, the banking industry, in general, experienced a significant reduction in overdraft fee income in 2022, as many larger financial institutions have eliminated overdraft charges on consumer checking accounts. Competition from large banks and the imposition of restrictions on overdraft fees by the federal government may result in FNCB having to change its overdraft fee structure, which could negatively impact future non-interest income run rates.

Non-Interest Expense

The following table presents the major components of non-interest expense for the years ended December 31, 2022 and 2021:

Components of Non-Interest Expense

| (in thousands) | Year Ended December 31, | | Change | |
	2022	2021	$	%
Salaries and employee benefits	$ 19,283	$ 16,697	$ 2,586	15.5%
Occupancy expense	2,093	2,039	54	2.6
Equipment expense	1,295	1,338	(43)	(3.2)
Advertising expense	801	712	89	12.5
Data processing expense	4,027	3,689	338	9.2
Regulatory assessments	811	609	202	33.2
Bank shares tax	915	975	(60)	(6.2)
Professional fees	1,273	674	599	88.9
Other operating expenses	4,976	4,336	640	14.8
Total non-interest expense	$ 35,474	$ 31,069	$ 4,405	14.2%

Non-interest expense totaled $35.5 million in 2022, an increase of $4.4 million, or 14.2%, from $31.1 million in 2021. The increase resulted primarily from increases in salaries and employee benefits, professional fees, data processing expenses, regulatory assessments and other operating expenses.

Salaries and employee benefits increased $2.6 million, or 15.5%, to $19.3 million in 2022 from $16.7 million in 2021. The increase in salaries and employee benefits was primarily due to higher full-time salaries, payroll taxes and benefits associated with staff additions. Also factoring into the increase in salaries and employee benefits were increases in employment retirement plan contributions and incentive pay. Recognizing the impact of inflation on employees, at the end of 2022, FNCB awarded each employee a one-time employee appreciation bonus to alleviate some of the pressure, the aggregate cost of this one-time award was $393 thousand.

At the end of 2022, management engaged a third-party consultant to conduct a comprehensive evaluation of FNCB's salary and benefit structure and industry comparison. As a result of this study, FNCB has increased the minimum starting salary for new employees and will be adjusting salary ranges to be competitive as appropriate. Additionally, FNCB increased the 2023 annual cost of living/merit increase for employees. As a result of these changes, management anticipates FNCB's personnel-related costs will continue to increase in 2023.

Professional fees increased $599 thousand, or 88.9%, to $1.3 million in 2022, compared to $674 thousand in 2021, while data processing expenses increased $338 thousand, or 9.2%, to $4.0 million in 2022, compared to $3.7 million in 2021. These increases were primarily due to additional costs associated with the new retail mortgage and commercial lending platforms, coupled with consulting and validation services associated with implementation of CECL. Additionally, comparing 2022 and 2021, regulatory assessments increased $202 thousand, or 33.2%, due largely to balance sheet growth, while other operating expenses increased $640 thousand, or 14.8%, which reflected increases in insurance costs, legal fees, correspondent bank fees and servicing costs of purchased loans.

Provision for Income Taxes

FNCB recorded income tax expense of $4.1 million in 2022, a decrease of $512 thousand, or 11.0%, compared to $4.6 million in 2021. The decrease in income tax expense was due to lower taxable income in 2022 as compared to 2021. FNCB's effective tax rate decreased to 16.85% at December 31, 2022, compared to 17.89% at December 31, 2021, which resulted primarily from an increase in tax-exempt income.

Management evaluates the carrying amount of its deferred tax assets on a quarterly basis, or more frequently, as necessary, in accordance with guidance set forth in ASC Topic 740 "Income Taxes," and applies the criteria in the guidance to determine whether it is more likely than not that some portion, or all, of the deferred tax asset will not be realized within its life cycle, based on the weight of available evidence. If management determines based on available evidence, both positive and negative, that it is more likely than not that some portion or all of the deferred tax asset will not be realized in future periods, a valuation allowance is calculated and recorded. These determinations are inherently subjective and depend upon management's estimates and judgments used in their evaluation of both positive and negative evidence.

In evaluating available evidence, management considers, among other factors, historical financial performance, expectation of future earnings, the ability to carry back losses to recoup taxes previously paid, length of statutory carry forward periods, experience with operating loss and tax credit carry forwards not expiring unused, tax planning strategies and timing of reversals of temporary differences. In assessing the need for a valuation allowance, management carefully weighs both positive and negative evidence currently available.

Management performed an evaluation of FNCB's deferred tax assets at December 31, 2022 taking into consideration both positive and negative evidence as of that date. Based on this evaluation, management believes that FNCB's future taxable income will be sufficient to utilize deferred tax assets. Accordingly, management concluded that no valuation allowance for deferred tax assets was required at December 31, 2022 or 2021.

FINANCIAL CONDITION

Total assets increased $81.2 million, or 4.9%**,** to $1.746 billion at December 31, 2022 from $1.664 billion at December 31, 2021. The balance sheet expansion primarily reflected substantial increases in loans and leases, net of ALLL, partially offset by decreases in cash and cash equivalents and available-for-sale debt securities. Loans and leases, net of ALLL, increased $143.1 million, or 14.8%, to $1.110 billion at December 31, 2022 from $967.0 million at December 31, 2021. Available-for-sale debt securities decreased $46.5 million, or 8.9%, to $476.1 million at December 31, 2022 from $522.6 million at December 31, 2021, which was caused largely by a decline in the fair value of these securities due to rising interest rates. Cash and cash equivalents decreased $57.1 million, or 57.8%, to $41.9 million at December 31, 2022 from $99.0 million at December 31, 2021. Total deposits decreased $34.8 million, or 2.4%, to $1.421 billion at December 31, 2022 from $1.455 billion at December 31, 2021, which reflected the return municipal deposit seasonality and the outflow of excess COVID-19 deposits. FNCB increased its utilization of wholesale funding, specifically advances through the FHLB of Pittsburgh, to fund loan growth. As a result, borrowed funds increased $152.1 million, or 501.6%, to $182.4 million at December 31, 2022, compared to $30.3 million at December 31, 2021.

Total shareholders' equity decreased $43.5 million, or 26.8%, to $118.9 million at December 31, 2022 from $162.5 million at December 31, 2021. The decrease in capital was primarily due to an accumulated other comprehensive loss of $48.0 million at December 31, 2022, compared to accumulated other comprehensive income of $6.4 million at December 31, 2021. The negative change of $54.4 million was related primarily to the depreciation in the fair value of FNCB's available-for-sale debt securities, net of deferred taxes, and was the main factor contributing to a $2.09 per share, or 25.6% decrease in tangible book value to $6.04 per share at December 31, 2022 from $8.13 per share at December 31, 2021. Also impacting capital in 2022 was net income of $20.4 million partially offset by a $3.6 million utilized for the repurchase of common shares under a stock repurchase program authorized by FNCB's Board of Directors and dividends declared and paid of $6.5 million. At December 31, 2022, FNCB Bank's total risk-based capital ratio and the Tier 1 leverage ratio were 13.11% and 8.77%, respectively, which exceeded the thresholds of 10.00% and 5.00% required to be well capitalized under the prompt corrective action provisions of the Basel III capital framework for U.S. banking organizations.

Cash and Cash Equivalents

Cash and cash equivalents decreased $57.1 million, or 57.8%, to $ 41.9 million at December 31, 2022, from $99.0 million at December 31, 2021. The decrease in cash and cash equivalents resulted primarily from cash used to fund earning asset growth. Additionally, FNCB paid cash dividends totaling $6.5 million, or $0.330 per share in 2022 compared to $5.4 million, or $0.27 per share, in 2021, while purchase of common shares under the repurchase program amounted to $3.6 million in 2022 compared to $2.4 million in 2021.

Securities

FNCB's investment securities portfolio provides a source of liquidity needed to meet expected loan demand and interest income to increase profitability. Additionally, the investment securities portfolio is used to meet pledging requirements to secure public deposits and for other purposes. Debt securities are classified as either available-for-sale or held-to-maturity at the time of purchase based on management's intent. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a component of shareholders' equity in accumulated other comprehensive income (loss), net of tax, while held-to-maturity securities are carried at amortized cost. At December 31, 2022 and 2021, all debt securities were classified as available-for-sale. Equity securities with readily determinable fair values are carried at fair value, with gains and losses due to fluctuations in market value included in the consolidated statements of income. Securities with limited marketability and/or restrictions, such as FHLB of Pittsburgh stock, are carried at cost. Decisions to purchase or sell investment securities are based upon management's current assessment of long- and short-term economic and financial conditions, including the interest rate environment and asset/liability management, liquidity and tax-planning strategies.

At December 31, 2022, the investment portfolio was comprised principally of available-for-sale debt securities including, fixed-rate, taxable and tax-exempt obligations of state and political subdivisions and fixed-rate and floating-rate securities issued by U.S. government or U.S. government-sponsored agencies, which include mortgage-backed securities and residential and commercial collateralized mortgage obligations ("CMOs"). FNCB also holds investments, to a lesser extent, in private CMO's, corporate debt securities, asset-backed securities and U.S. Treasury securities. Additionally, FNCB holds equity investments in the common and preferred stock of certain publicly traded bank holding companies. Except for U.S. government and government-sponsored agencies, there were no securities of any individual issuer that exceeded 10.0% of shareholders' equity as of December 31, 2022.

The majority of FNCB's debt securities are fixed-rate instruments and inherently subject to interest rate risk, as the value of fixed-rate securities fluctuate with changes in interest rates. U.S. Treasury rates increased dramatically in 2022 as the FOMC continued to tighten monetary policy. Additionally, as short-term interest rates moved up sharply, the yield curve was inverted at December 31, 2022, causing spreads between the 2-year and 10-year U.S. Treasury rates to go negative. The 10-year Treasury rate, which was 1.52% at December 31, 2021, increased 236 basis points to 3.88% at December 31, 2022, while the 2-year Treasury rate, which was 0.73% at December 31, 2021, increased 368 basis point to 4.41% at December 31, 2022. These movements resulted in a negative spread of 53-basis points between the 2-year and 10-year U.S. Treasury, compared to a positive spread of 0.79% at December 31, 2021. Generally, a security's value reacts inversely with changes in interest rates. Available-for-sale securities are carried at fair value, with unrealized gains or losses reported in the accumulated other comprehensive income or loss component of shareholder's equity net of deferred income taxes. At December 31, 2022, FNCB reported a net unrealized loss, included in accumulated other comprehensive loss, of $48.8 million, net of deferred income taxes of $13.0 million, a decrease of $55.0 million compared to the net unrealized holding gain of $6.1 million, net of deferred income taxes of $1.6 million, at December 31, 2021. Any further increase in interest rates could result in further depreciation in the fair value of FNCB's securities portfolio and capital position. However, accumulated other comprehensive income and loss related to available-for-sale debt securities is excluded from regulatory capital and does not have an impact on FNCB's regulatory capital ratios.

The following table presents the carrying value of available-for-sale debt securities and equity securities, at fair value at December 31, 2022, 2021 and 2020:

Composition of the Investment Portfolio

	December 31,					
	2022		**2021**		**2020**	
(dollars in thousands)	**Fair Value**	**% of Portfolio**	**Fair Value**	**% of Portfolio**	**Fair Value**	**% of Portfolio**
Available-for-sale debt securities						
U.S. Treasuries	$ 32,134	6.75%	$ 36,355	6.96%	$ -	-%
Obligations of state and political subdivisions	220,782	46.37	244,372	46.76	205,828	58.80
U.S. Government-sponsored agency:						
Collateralized mortgage obligations - residential	80,407	16.89	100,710	19.27	56,972	16.28
Collateralized mortgage obligations - commercial	3,329	0.70	3,727	0.71	3,904	1.12
Residential mortgage-backed securities	20,663	4.34	25,506	4.88	13,026	3.72
Private Collateralized mortgage obligations	72,507	15.23	67,165	12.85	38,199	10.91
Corporate debt securities	30,672	6.44	32,063	6.14	24,580	7.02
Asset backed securities	14,941	3.14	11,932	2.28	7,526	2.15
Negotiable certificates of deposit	656	0.14	736	0.14	-	-
Total available-for-sale debt securities	$ 476,091	100.00%	$ 522,566	100.00%	$ 350,035	100.00%
Equity securities, at fair value	$ 7,717		$ 4,922		$ 3,026	

FNCB purchased 73 securities with an aggregate cost of $78.1 million and a weighted-average yield of 3.89% during the year ended December 31, 2022. Securities purchased were diversified across all major sectors, including $28.2 million in private CMOs, $18.4 million in tax-free obligations of state and political subdivisions, $10.7 million in CMOs of U.S. government-sponsored agencies, $5.7 million in asset-backed securities, $5.0 million in taxable obligations of state and political subdivisions, $4.4 million in corporate debt securities and $0.7 in U.S. Treasury securities. Principal repayments and a decrease in the fair value of the available-for-sale portfolio due to an increase in market interest rates entirely offset the increase due to the purchases. In 2022, FNCB also sold available-for-sale securities with an aggregate amortized cost of $14.2 million and a weighted-average yield of 3.93%. Gross proceeds received on the sales totaled $14.0 million and a realized net loss of $223 thousand upon the sale is included in non-interest income in 2022.

Management continually monitors the investment portfolio for credit worthiness, value, and yield. Semiannually, management engages a third-party consultant to review the municipal portfolio to determine if there is any undue credit risk within the portfolio. As part of the independent review, each municipal security is compared to their Portfolio Credit Benchmark to identify which securities may contain more than a minimal risk of payment default. As of December 31, 2022, the third-party report concluded that each municipal security held within the portfolio met or exceeded the benchmark and that none of the securities required further review. The next third-party review is scheduled for June 30, 2023. Management also monitors municipal securities monthly using a third-party surveillance report that identifies events related to the issuer that may indicate a deterioration in credit quality. Management noted no such events during 2022.

The following table presents the weighted-average yields on available-for-sale debt securities by major category and maturity period at December 31, 2022. Yields are calculated on the basis of the amortized cost and weighted for the scheduled maturity of each security. The yields on tax-exempt obligations of states and political subdivisions are presented on a tax-equivalent basis using the federal corporate income tax rate of 21.0%. Because residential, commercial and private collaterized mortgage obligations, mortgage-backed securities and asset-backed securities are not due at a single maturity date, they are not included in the maturity categories in the following summary.

	December 31, 2022					
	Within One Year	**> 1 – 5 Years**	**6-10 Years**	**Over 10 Years**	**Collateralized Mortgage Obligations, Mortgage-Backed and Asset-Backed Securities**	**Total**
Weighted-average yield						
U.S. Treasury	-%	1.11%	1.18%	-%	-%	1.17%
Obligations of state and political subdivisions	2.67	2.95	2.34	2.78	-	2.77
U.S. government/government-sponsored agencies:						
Collateralized mortgage obligations - residential	-	-	-	-	1.62	1.62
Collateralized mortgage obligations - commercial	-	-	-	-	1.98	-
Mortgage-backed securities	-	-	-	-	2.23	2.33
Private collateralized mortgage obligations	-	-	-	-	2.32	2.32
Corporate debt securities	-	-	4.79	-	-	4.79
Asset-backed securities	-	-	-	-	1.46	1.46
Negotiable certificates of deposit	-	1.02	-	-	-	1.02
Weighted-average yield	2.67%	2.80%	2.77%	2.78%	1.92%	2.43%

OTTI Evaluation

There was no OTTI recognized during the years ended December 31, 2022 and 2021. For additional information regarding management's evaluation of securities for OTTI, see Note 3, "Securities" of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" to this Annual Report on Form 10-K.

Management noted no indicators of impairment for the FHLB of Pittsburgh or Atlantic Community Bankers Bank stock at December 31, 2022, 2021 and 2020.

Loans and Leases

Total loans and leases, gross increased by $141.9 million, or 14.5%, to $1.123 billion at December 31, 2022 from $981.4 million at December 31, 2021. The growth in the loan and lease portfolio reflected increases in all major loan categories, which was primarily due to strong organic demand and the new commercial equipment financing product line. In addition, FNCB purchased individual loans and loan pools originated by third-party originators to enhance interest income revenue streams and diversify the loan portfolio. Loan purchases through 2022 included commercial equipment financing, residential mortgages loans and secured and unsecured consumer installment loans. FNCB expanded its commercial credit product offerings to include commercial equipment financing, including simple interest loans and direct finance and municipal leases, through its brand 1st Equipment Finance. The majority of equipment financing is originated through indirect, third-party dealers. As of December 31, 2022 and 2021, simple interest loans outstanding under this initiative totaled $78.4 million and $7.9 million, respectively, and are included with commercial and industrial loans. Also included with commercial and industrial loans and originated under this initiative are direct finance leases, which totaled $0.9 million at December 31, 2022. There were no direct leases outstanding at December 31, 2021. Municipal leases originated under this initiative were $4.4 million and $2.4 million, respectively, at December 31, 2022 and 2021 and are included in state and municipal subdivision loans and leases.

Also included in commercial and industrial loans and leases at December 31, 2022 and 2021, were $1.3 million and $21.9 million, respectively, in outstanding balances of PPP loans, which are 100.0% guaranteed by the SBA. Accordingly, management excluded PPP loans in its evaluations of the ALLL and there was no ALLL established for PPP loans at December 31, 2022 and 2021.

From a collateral standpoint, a majority of FNCB's loan portfolio consists of loans secured by real estate. Real estate secured loans, which include commercial real estate, construction, land acquisition and development, and residential real estate loans increased by $52.1 million, or 8.1%, to $693.8 million at December 31, 2022 from $641.7 million at December 31, 2021. However, the percentage of real estate secured loans to total loans and leases decreased to 61.8% at December 31, 2022 from 65.4% at December 31, 2021, which primarily reflected the originations through 1st Equipment Finance.

Commercial real estate loans, which include long-term commercial mortgage financing and are primarily secured by first or second lien mortgages, increased $11.0 million, or 3.0%, to $377.0 million at December 31, 2022, from $366.0 million at December 31, 2021. Commercial and industrial loans consist primarily of equipment loans and leases, including purchased commercial equipment loans, working capital financing, revolving lines of credit and loans secured by cash and marketable securities and remaining PPP loans. Commercial and industrial loans increased $78.9 million, or 40.9%, during the year to $272.0 million at December 31, 2022 from $193.1 million at December 31, 2021. The increase was primarily due to equipment loan and lease origination through 1st Equipment Finance and the purchase of loan pools through third-party originators, which was partially offset by forgiveness of PPP loans. Construction, land acquisition and development loans increased $25.0 million, or 60.1%, to $66.6 million at December 31, 2022 from $41.6 million at December 31, 2021.

Residential real estate loans include fixed-rate and variable-rate, amortizing mortgage loans, home equity lines of credit ("HELOCs") and HELCOs with a carve out feature. FNCB primarily underwrites fixed-rate purchase and refinance of residential mortgage loans for sale in the secondary market to reduce interest rate risk and provide funding for additional loans. Additionally, FNCB offers a propriety non-saleable mortgage product branded as the WOW mortgage. The WOW mortgage has maturity terms of 10 to 19.5 years and offers customers an attractive fixed interest rate and low closing costs. Residential real estate loans totaled $250.2 million at December 31, 2022, an increase of $16.1 million, or 6.9%, from $234.1 million at December 31, 2021.

Consumer loans totaled $92.6 million at December 31, 2022, an increase of $7.1 million, or 8.3%, from $85.5 million at December 31, 2021. The increase in consumer loans was largely due to the purchase of individual and loans and pools of personal installment loans from third-party originators including unsecured loans and loans secured by chattel paper. Loans to state and municipal governments increased $3.8 million, or 6.2%, to $64.9 million at December 31, 2022 from $61.1 million at December 31, 2021.

The following table presents loans and leases receivable, net by major category at December 31, 2022 and 2021:

Loan and Lease Portfolio Detail

| | December 31, | | | |
| | 2022 | | 2021 | |
(in thousands)	Amount	% of Total Loans, Gross	Amount	% of Total Loans, Gross
Residential real estate	$ 250,221	22.28%	$ 234,113	23.86%
Commercial real estate	376,976	33.56	366,009	37.29
Construction, land acquisition and development	66,555	5.92	41,646	4.24
Commercial and industrial	272,024	24.22	193,086	19.67
Consumer	92,612	8.24	85,522	8.72
State and political subdivisions	64,955	5.78	61,071	6.22
Total loans, gross	1,123,343	100.00%	981,447	100.00%
Unearned income	(810)		(1,442)	
Net deferred loan and lease fees	1,784		(566)	
Allowance for loan and lease losses	(14,193)		(12,416)	
Loans and leases, net	$ 1,110,124		$ 967,023	

The following tables present the maturity distribution and interest rate information of the loan and lease portfolio by major category as of December 31, 2022:

Loans and Leases by Maturity and Interest Rate Sensitivity

(in thousands)	Within One Year	One to Five Years	Five to Fifteen Years	Over Fifteen Years	Total
	December 31, 2022				
Residential real estate	$ 3,897	$ 7,161	$ 114,581	$ 124,582	$ 250,221
Commercial real estate	10,446	55,553	194,572	116,405	376,976
Construction, land acquisition and development	6,133	16,443	10,863	33,116	66,555
Commercial and industrial	90,529	135,674	45,821	-	272,024
Consumer	1,734	38,042	51,652	1,184	92,612
State and political subdivisions	104	9,686	33,002	22,163	64,955
Total loans and leases, gross	$ 112,843	$ 262,559	$ 450,491	$ 297,450	$ 1,123,343

(in thousands)	Within One Year	One to Five Years	Five to Fifteen Years	Over Fifteen Years	Total
	December 31, 2022				
Loans with fixed rates					
Residential real estate	$ 637	$ 6,443	$ 81,396	$ 99,089	$ 187,565
Commercial real estate	2,563	41,679	33,663	-	77,905
Construction, land acquisition and development	564	1,362	5,927	2,055	9,908
Commercial and industrial	3,316	131,454	35,096	-	169,866
Consumer	1,689	37,928	51,579	1,183	92,379
State and political subdivisions	104	2,366	30,789	7,644	40,903
Total loans and leases with fixed rates	$ 8,873	$ 221,232	$ 238,450	$ 109,971	$ 578,526
Loans with floating rates					
Residential real estate	$ 3,260	$ 718	$ 33,185	$ 25,493	$ 62,656
Commercial real estate	7,883	13,874	160,909	116,405	299,071
Construction, land acquisition and development	5,569	15,081	4,936	31,061	56,647
Commercial and industrial	87,213	4,220	10,725	-	102,158
Consumer	45	114	73	-	232
State and political subdivisions	-	7,320	2,213	14,520	24,053
Total loans and leases with floating rates	$ 103,970	$ 41,327	$ 212,041	$ 187,479	$ 544,817

Under industry regulations, a concentration is considered to exist when there are loans extended to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. Typically, industry guidelines require disclosure of concentrations of loans exceeding 10.0% of total loans outstanding. FNCB had no such concentrations at December 31, 2022 and 2021. In addition to industry guidelines, FNCB's internal policy considers a concentration to exist in its loan portfolio if an aggregate loan balance outstanding to borrowers within a specific industry exceeds 25.0% of capital. However, management regularly reviews loans in all industry categories to determine if a potential concentration exists.

The following table presents loans by industry, the percentage to gross loans and indicates concentrations greater than 25% of capital at December 31, 2022 and 2021:

Loan Concentrations

| | December 31, | | | |
| | 2022 | | 2021 | |
(dollars in thousands)	Amount	% of Gross Loans	Amount	% of Gross Loans
Retail space/shopping centers	$ 54,461	4.85%	$ 48,590	4.95%
1-4 family residential investment properties	113,746	10.13%	92,745	9.45%

Asset Quality

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, net of unearned interest, deferred loan fees and costs, and reduced by the ALLL. The ALLL is established through a provision for loan and lease losses charged to earnings.

FNCB has established and consistently applies loan policies and procedures designed to foster sound underwriting and credit monitoring practices. Credit risk is managed through the efforts of loan officers, the Chief Credit Officer, the loan review function, and the Credit Risk Management and the ALLL committees, as well as oversight from the Board of Directors, including the Director's Loan Committee. Management continually evaluates its credit risk management practices to ensure problems in the loan portfolio are addressed in a timely manner, although, as is the case with any financial institution, a certain degree of credit risk is dependent in part on local and general economic conditions that are beyond management's control.

Under FNCB's risk rating system, loans that are rated pass, special mention, substandard, doubtful, or loss are reviewed regularly as part of the risk management practices. The Credit Risk Management Committee, which consists of key members of management from the finance, legal, retail lending and credit administration units, meets monthly, or more often as necessary, to review individual problem credits and workout strategies and provides monthly reports to the Director's Loan Committee and full Board of Directors.

A loan is considered impaired when it is probable that FNCB will be unable to collect all amounts due (including principal and interest) according to the contractual terms of the note and loan agreement. For purposes of the analysis, all TDRs, loan relationships with an aggregate outstanding balance greater than $100 thousand rated substandard and non-accrual, and loans that are identified as doubtful or loss are considered impaired. Impaired loans are analyzed individually to determine the amount of impairment. For collateral-dependent loans, impairment is measured based on the fair value of the collateral supporting the loans. A loan is determined to be collateral dependent when repayment of the loan is expected to be provided through the operation or liquidation of the collateral held. For impaired loans that are secured by real estate, management obtains external appraisals annually, or more frequently as warranted, to ascertain a fair value so that the impairment analysis can be updated. Should a current appraisal not be available at the time of impairment analysis, management may use other valuations sources, including current letters of intent, broker price opinions or executed agreements of sale. Under the fair value of collateral method, the impaired amount of the loan is deemed to be the difference between the loan amount and the fair value of the collateral, less the estimated costs to sell. For real estate secured loans, management generally estimates selling costs using a factor of 10%, which is based on typical cost factors, such as a 6% broker commission, 1% transfer taxes, and 3% various other miscellaneous costs associated with the sales process. If the valuation indicates that the fair value has deteriorated below the carrying value of the loan, the difference between the fair value and the principal balance is either charged off or a specific reserve is established. For impaired loans for which the value of the collateral less estimated costs to sell exceeds the loan value, the impairment is determined to be zero. For non-collateral-dependent loans, impairment is measured based on the present value of expected future cash flows, net of any deferred fees and costs, discounted at the loan's original effective interest rate.

Loans to borrowers that are experiencing financial difficulty that are modified and result in the granting of concessions to the borrowers are classified as TDRs and are considered to be impaired. Such concessions generally involve an extension of a loan's stated maturity date, a reduction of the stated interest rate, payment modifications, capitalization of property taxes with respect to mortgage loans or a combination of these modifications. Non-accrual TDRs are returned to accrual status if principal and interest payments, under the modified terms, are brought current, are performing under the modified terms for six consecutive months, and management believes that collection of the remaining interest and principal is probable.

Non-performing loans are monitored on an ongoing basis as part of FNCB's loan review process. Additionally, work-out for non-performing loans and OREO are actively monitored through the Credit Risk Management Committee. A potential loss on a non-performing asset is generally determined by comparing the outstanding loan balance to the fair market value of the pledged collateral, less estimated cost to sell.

Loans are placed on non-accrual when a loan is specifically determined to be impaired or when management believes that the collection of interest or principal is doubtful. This generally occurs when a default of interest or principal has existed for 90 days or more, unless the loan is well secured and in the process of collection, or when management becomes aware of facts or circumstances that the loan would default before 90 days. FNCB determines delinquency status based on the number of days since the date of the borrower's last required contractual loan payment. When the interest accrual is discontinued, all unpaid interest income is reversed and charged back against current earnings. Any subsequent cash payments received are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts, with any excess treated as a recovery of lost interest. A non-accrual loan is returned to accrual status when the loan is current as to principal and interest payments, is performing according to contractual terms for six consecutive months and future payments are reasonably assured.

Management actively manages impaired loans in an effort to mitigate loss to FNCB by working with customers to develop strategies to resolve borrower difficulties, through sale or liquidation of collateral, foreclosure, and other appropriate means, In addition, management monitors employment and economic conditions within FNCB's market area, as weakening of conditions could result in real estate devaluations and an increase in loan delinquencies, which could negatively impact asset quality and cause an increase in the provision for loan and lease losses.

The following table presents information about non-performing assets and accruing TDRs as of December 31, for each of the last five years:

Non-performing Assets and Accruing TDRs

(dollars in thousands)		December 31,								
		2022		2021		2020		2019		2018
Non-accrual loans, including non-accrual TDRs	$	2,763	$	3,863	$	5,581	$	9,084	$	4,696
Loans past due 90 days or more and still accruing		79		-		-		-		-
Total non-performing loans		2,842		3,863		5,581		9,084		4,696
Other real estate owned		-		920		58		289		919
Other non-performing assets		1,773		1,773		1,900		1,900		1,900
Total non-performing assets	$	4,615	$	6,556	$	7,539	$	11,273	$	7,515
Accruing TDRs	$	5,554	$	6,666	$	6,975	$	7,745	$	8,457
Non-performing loans as a percentage of total loans, gross		0.25%		0.39%		0.62%		1.10%		0.56%

FNCB's asset quality remained favorable throughout 2022. Total non-performing assets decreased $1.9 million, or 29.6%, to $4.6 million at December 31, 2022 from $6.5 million at December 31, 2021. The improvement reflected decreases in non-accrual loans and OREO. Non-performing loans, which include non-accrual loans and loans past due 90 days or more and still accruing, decreased $1.0 million, or 26.5%, to $2.8 million at December 31, 2022 from $3.8 million at December 31, 2021. The reduction in non-accrual loans was primarily due to the sale to an unrelated third party of two non-accrual loans to one commercial borrower totaling $0.9 million in the second quarter of 2022. The sale was to another commercial bank with no gain or loss realized on the sale. The $0.9 million decrease in OREO resulted from the sale of one bank-owned property that was held in OREO during the first quarter of 2022. In the fourth quarter of 2022, leasehold improvements of a former branch office that was held in OREO was transferred out and returned to premises and equipment and now serves as an off-site training facility. FNCB's ratio of non-performing loans to total gross loans decreased to 0.25% at December 31, 2022 from 0.39% at December 31, 2021. Similarly, FNCB's ratio of non-performing assets as a percentage of shareholders' equity decreased to 3.9% at December 31, 2022 from 4.0% at December 31, 2021.

Other non-performing assets was comprised solely of a classified account receivable, the balance of which was $1.8 million at both December 31, 2022 and 2021. The receivable is secured by an evergreen letter of credit that was received in 2011 as part of a settlement agreement for a large construction, land acquisition and development loan for a residential development project in the Pocono region of Monroe County, Pennsylvania. The agreement provides for payment to FNCB as real estate building lots are sold. The project was stalled due to a decline in real estate values in this area following the financial crisis of 2008. In 2019, economic development in this market area began improving and the developer for this project had resumed construction activity, including the completion of substantial infrastructure, and had increased marketing and sales initiatives related to the project. To date, no single-unit lots have been sold, however, the developer completed the construction of a seven-unit building that houses timeshare units and owners began occupying the units in the fourth quarter of 2020. In 2020, management negotiated a repayment plan with the developer. FNCB received the first payment of $127 thousand in the second quarter of 2021. Management continues to closely monitor this project and has noted an increase in construction activity related to this project including the construction of two additional six- or eight-unit buildings and further site development including building pads for a new six-seven unit building and pool/spa building during 2022. Additionally, the developer has increased marketing and sales initiatives for the project. However, the impact of economic uncertainty, supply-chain constraints, inflation and other factors are still unknown and could negatively affect the timing of future sales and payments.

TDRs at December 31, 2022 and 2021 were $5.7 million and $6.9 million, respectively. Accruing and non-accruing TDRs were $5.5 million and $0.2 million, respectively at December 31, 2022 and $6.7 million and $0.2 million, respectively at December 31, 2021.

There were no loans modified as TDR during 2022. There was one loan that was modified as a TDR during the year ended December 31, 2021. The modification involved a commercial and industrial loan that was granted a principal forbearance. The pre- and post-modification recorded investment for this loan was $235 thousand.

The average balance of impaired loans, including TDRs was $8.7 million and $11.0 million for the years ended December 31, 2022 and 2021, respectively. FNCB recognized interest on impaired loans of $335 thousand in 2022 and $305 thousand in 2021.

The additional interest income that would have been earned on non-accrual and restructured loans had the loans been performing in accordance with their original terms approximated $175 thousand and $215 thousand for the years ended December 31, 2022 and 2021, respectively.

For additional information about impaired loans and TDRs, see Note 4, "Loans" of the notes to consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data" to this Annual Report on Form 10-K.

The following table presents the changes in non-performing loans for the years ended December 31, 2022 and 2021. Loan foreclosures represent recorded investment at time of foreclosure not including the effect of any guarantees.

Changes in Non-performing Loans

	Year ended December 31,	
(in thousands)	2022	2021
Balance, January 1	$ 3,863	$ 5,581
Loans newly placed on non-accrual	2,325	1,375
Change in loans past due 90 days or more and still accruing	79	-
Loans transferred to OREO	-	(138)
Loans returned to performing status	-	(388)
Loans charged-off	(1,237)	(735)
Loans sold	(925)	-
Loan payments received	(1,263)	(1,832)
Balance, December 31	$ 2,842	$ 3,863

The following table presents accruing loan delinquencies and non-accrual loans as a percentage of gross loans at December 31, 2022 and 2021:

Loan Delinquencies and Non-accrual Loans

	December 31,	
	2022	**2021**
Accruing:		
30-59 days	0.15%	0.13%
60-89 days	0.05	0.03
90+ days	0.01	0.00
Non-accrual	0.25	0.39
Total delinquencies	0.45%	0.55%

Total delinquencies as a percent of gross loans decreased to 0.45% at December 31, 2022 from 0.55% at December 31, 2021. The most predominant factor contributing to the decrease in total delinquencies was the $1.0 million decrease in non-accrual loans; as previously mentioned, that resulted from the sale of the $0.9 million in a non-performing commercial relationship.

Allowance for Loan and Lease Losses

The ALLL represents management's estimate of probable loan losses inherent in the loan portfolio. The ALLL is analyzed in accordance with GAAP and is maintained at a level that is based on management's evaluation of the adequacy of the ALLL in relation to the risks inherent in the loan portfolio.

As part of its evaluation, management considers qualitative and environmental factors, including, but not limited to:

- changes in national, local, and business economic conditions and developments, including the condition of various market segments;
- changes in the nature and volume of the loan portfolio;
- changes in lending policies and procedures, including underwriting standards, collection, charge-off and recovery practices and results;
- changes in the experience, ability and depth of lending management and staff;
- changes in the quality of the loan review system and the degree of oversight by the Board of Directors;
- changes in the trend of the volume and severity of past due and classified loans, including trends in the volume of non-accrual loans, TDRs and other loan modifications;
- the existence and effect of any concentrations of credit and changes in the level of such concentrations;
- the effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the current loan portfolio; and
- analysis of customers' credit quality, including knowledge of their operating environment and financial condition.

Evaluations are intrinsically subjective, as the results are estimated based on management knowledge and experience and are subject to interpretation and modification as information becomes available or as future events occur. Management monitors the loan portfolio on an ongoing basis with emphasis on weakness in both the real estate market and the economy in general and its effect on repayment. Adjustments to the ALLL are made based on management's assessment of the factors noted above.

For purposes of management's analysis of the ALLL, all loan relationships with an aggregate balance greater than $100 thousand that are rated substandard and non-accrual, identified as doubtful or loss, and all TDRs are considered impaired and are analyzed individually to determine the amount of impairment. Circumstances such as construction delays, declining real estate values, and the inability of the borrowers to make scheduled payments have resulted in these loan relationships being classified as impaired. FNCB utilizes the fair value of collateral method for collateral-dependent loans and TDRs for which repayment depends on the sale of collateral. For non-collateral-dependent loans and TDRs, FNCB measures impairment based on the present value of expected future cash flows discounted at the loan's original effective interest rate. With regard to collateral-dependent loans, appraisals are received at least annually to ensure that impairment measurements reflect current market conditions. Should a current appraisal not be available at the time of impairment analysis, other valuation sources including current letters of intent, broker price opinions or executed agreements of sale may be used. Only downward adjustments are made based on these supporting values. Included in all impairment calculations is a cost to sell adjustment of approximately 10%, which is based on typical cost factors, including a 6% broker commission, 1% transfer taxes and 3% various other miscellaneous costs associated with the sales process. Sales costs are periodically reviewed and revised based on actual experience. The ALLL analysis is adjusted for subsequent events that may arise after the end of the reporting period but before the financial reports are filed.

The ALLL equaled $14.2 million at December 31, 2022, an increase of $1.8 million, or 14.3%, from $12.4 million at December 31, 2021. The increase resulted from a provision for loan and lease losses of $2.0 million offset by net charge-offs of $185 thousand for the year ended December 31, 2022. The increase in credit provisioning in 2022 was largely due to the increase in loan volumes as FNCB's assets quality metrics were favorable throughout the year.

The ALLL consists of both specific and general components. The component of the ALLL that is related to impaired loans that are individually evaluated for impairment, the guidance for which is provided by ASC 310 "*Impairment of a Loan*" ("ASC 310"), was $34 thousand, or 0.2%, of the total ALLL at December 31, 2022, compared to $26 thousand, or 0.2%, of the total ALLL at December 31, 2021. A general reserve of $14.2 million was established for loans analyzed collectively under ASC 450 "*Contingencies*" ("ASC 450"), which represented 99.8% of the total ALLL of $14.2 million at December 31, 2022. Included in the general component of the ALLL were unallocated reserves of $1.1 million, for both years ended December 31, 2022 and 2021. Based on its evaluations, management may establish an unallocated component to cover any inherent losses that exist as of the evaluation date, but which may not have been identified under the methodology. In 2020, management established an unallocated reserve for the potential effect of economic uncertainty related to the pandemic. Management believes the level of the unallocated reserve continues to be appropriate at December 31, 2022 due to continued economic uncertainty related to global supply-chain issues, the war in Ukraine, current inflation levels, monetary policy tightening, among other factors. At December 31, 2022, management is not aware of any asset quality deterioration and FNCB has not experienced an increase in credit losses related to these factors. The ratio of the ALLL to total loans, net of net deferred loan origination fees and unearned income at December 31, 2022 and December 31, 2021 was 1.26% and 1.27%, respectively.

See Note 2, "Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" to this Annual Report on Form 10-K for additional information about FNCB's adoption of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326): "Measurement of Credit Losses on Financial Instruments."

The following table presents an allocation of the ALLL by major loan category and percent of loans in each category to total loans at December 31, for each of the last five years:

Allocation of the ALLL

| | December 31, | | | | | | | | | |
| | 2022 | | 2021 | | 2020 | | 2019 | | 2018 | |
(dollars in thousands)	Allowance	Percentage of Loans in Each Category to Total Loans	Allowance	Percentage of Loans in Each Category to Total Loans	Allowance	Percentage of Loans in Each Category to Total Loans	Allowance	Percentage of Loans in Each Category to Total Loans	Allowance	Percentage of Loans in Each Category to Total Loans
Residential real estate.....	$ 2,215	22.28 %	$ 2,081	23.86 %	$ 1,715	21.73 %	$ 1,147	22.73 %	$ 1,175	22.09 %
Commercial real estate.....	4,193	33.56	4,530	37.29	4,268	30.32	3,198	33.69	3,107	31.46
Construction, land acquisition and development	747	5.92	392	4.24	538	6.62	271	5.75	188	2.49
Commercial and industrial......	4,099	24.22	2,670	19.67	2,619	26.39	1,997	17.86	2,552	18.08
Consumer	1,307	8.25	1,159	8.72	1,319	9.51	1,658	14.66	2,051	18.81
State and political subdivisions.	503	5.78	455	6.22	405	5.43	253	5.31	417	7.07
Unallocated..	1,129	-	1,129	-	1,086	-	426	-	29	-
Total........	$ 14,193	100.00 %	$ 12,416	100.00 %	$ 11,950	100.00 %	$ 8,950	100.00 %	$ 9,519	100.00 %

The following table presents an analysis of changes in the ALLL and the ratio of net charge-offs (recoveries) to average loans by major loan category and certain credit ratios for each of the last five years:

Reconciliation of the ALLL

(dollars in thousands)	For the Year Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
Balance, January 1, ...	$ 12,416	$ 11,950	$ 8,950	$ 9,519	$ 9,034
Charge-offs:					
Residential real estate	3	14	-	27	63
Commercial real estate	-	11	336	-	1,845
Construction, land acquisition and development	-	-	-	18	-
Commercial and industrial...............................	69	218	254	1,258	97
Consumer...	1,234	543	975	1,311	1,134
State and political subdivision	-	-	-	-	-
Total charge-offs...	1,306	786	1,565	2,614	3,139
Recoveries of charged-off loans:					
Residential real estate	3	17	43	9	135
Commercial real estate	293	467	846	32	42
Construction, land acquisition and development	10	13	-	82	30
Commercial and industrial...............................	30	74	1,220	364	291
Consumer...	785	515	515	761	576
State and political subdivision	-	-	-	-	-
Total recoveries...	1,121	1,086	2,624	1,248	1,074
Net charge-offs (recoveries)................................	185	(300)	(1,059)	1,366	2,065
Provision for loan and lease losses.....................	1,962	166	1,941	797	2,550
Balance, December 31,..	$ 14,193	$ 12,416	$ 11,950	$ 8,950	$ 9,519
Net charge-offs (recoveries) to average loans and leases					
Residential real estate	-%	-%	(0.03)%	0.01%	(0.05)%
Commercial real estate	(0.02)	(0.13)	(0.16)	(0.01)	0.62
Construction, land acquisition and development	-	(0.02)	-	(0.21)	(0.13)
Commercial and industrial...............................	0.36	0.06	(0.43)	0.59	(0.12)
Consumer...	0.04	0.03	0.42	0.37	0.35
State and political subdivision	0.04	-	-	-	-
Net charge-offs (recoveries) to average loans and leases	0.02%	(0.03)%	(0.12)%	0.16%	0.25%
Ratios:					
Allowance for loan and lease losses to gross loans at period end	1.26%	1.27%	1.33%	1.08%	1.13%
Allowance for loan and lease losses to non-accrual loans...	513.68%	321.41%	214.12%	98.52%	202.70%

Deposits

Management recognizes the importance of deposit growth as its primary funding source for loan products and regularly evaluates new products and strategies focused on growing commercial, consumer and municipal deposit relationships. Deposit gathering shifted in 2022 and posed many challenges, as FNCB experienced a return of cyclicality with respect to its municipal customers, while liquidity pressures throughout the industry and heightened competition were the primary factors that caused an increase in deposit rates.

Total deposits decreased $34.4 million, or 2.4%, to $1.421 billion at December 31, 2022 from $1.455 billion at December 31, 2021. Interest-bearing deposits decreased $20.1 million, or 1.8%, to $1.115 billion at December 31, 2022 from $1.135 billion at December 31, 2021. In addition, non-interest-bearing deposits decreased $14.3 million, or 4.5%, to $305.8 million at December 31, 2022 from $320.1 million at December 31, 2021. With regard to interest-bearing deposits, the decrease was primarily concentrated in interest-bearing demand accounts, specifically money market transaction accounts, interest-bearing public funds and interest-bearing business checking accounts. In total, interest-bearing demand deposits decreased $49.4 million, or 5.8%, to $808.5 million at December 31, 2022 from $857.9 million at December 31, 2021. Savings accounts increased $14.2 million, or 10.6%, to $148.4 million at December 31, 2022 from $134.2 million at December 31, 2021. Time deposits with balances $250 thousand and over decreased $1.6 million, or 6.1%, to $24.9 million at December 31, 2022, from $26.5 million at December 31, 2021, while other time deposits increased $16.6 million, or 14.3%, to $133.0 million at December 31, 2022 from $116.3 million at December 31, 2021. At December 31, 2022, other time deposits included $20.0 million in brokered time deposits outstanding that are part of an interest rate swap transaction, compared to $10.0 million at December 31, 2021.

Total deposits averaged $1.432 billion in 2022, an increase of $50.8 million, or 3.7%, compared to $1.381 billion in 2021. Non-interest-bearing demand deposits averaged $1.1 million, or 0.3%, lower at $314.1 million in 2022 as compared to $315.2 million in 2021. Interest-bearing deposits averaged $1.118 billion in 2022, an increase of $51.9 million, or 4.9%, from $1.066 billion in 2021. The increase was concentrated in average interest-bearing demand deposits which increased $50.8 million, or 6.6% comparing 2022 and 2021. Average savings deposits increased $19.3 million, or 15.5%, to $144.3 million in 2022 from $125.0 million in 2021. Partially offsetting these increases was a decrease of $18.2 million, or 10.3%, in average time deposits, to $158.0 million in 2022 from $176.2 million in 2021. FNCB's deposit funding costs increased 12 basis points, to 0.36% in 2022 from 0.24% in 2021. Rates on interest-bearing demand and savings deposits increased by 23 basis points and 5 basis points, respectively, while time deposit rates decreased by 29 basis points, comparing 2022 and 2021. Given the rising interest rate environments and increasing competition for deposits, management anticipates FNCB's deposit costs will continue to increase in 2023.

The average balance of, and the rate paid on, the major classifications of deposits for the past three years are summarized in the following table:

Deposit Distribution

	For the Year Ended December 31,					
	2022		**2021**		**2020**	
(dollars in thousands)	**Average Balance**	**Rate**	**Average Balance**	**Rate**	**Average Balance**	**Rate**
Interest-bearing deposits:						
Demand	$ 815,579	0.39%	$ 764,798	0.16%	$ 611,511	0.48%
Savings	144,343	0.12	125,022	0.07	101,847	0.10
Time	157,991	0.37	176,245	0.66	195,140	1.22
Total interest-bearing deposits	1,117,913	0.36%	1,066,065	0.24%	908,498	0.59%
Non-interest-bearing deposits	314,105		315,181		242,017	
Total deposits	$ 1,432,018		$ 1,381,246		$ 1,150,515	

The following table presents the maturity distribution of time deposits in excess of insurance limit at December 31, 2022 and 2021:

Maturity Distribution of Time Deposits $250,000 or More

	December 31,	
(in thousands)	**2022**	**2021**
3 months or less	$ 10,009	$ 10,740
Over 3 through 6 months	4,524	5,354
Over 6 through 12 months	7,362	8,431
Over 12 months	3,007	2,006
Total	$ 24,902	$ 26,531

Borrowings

FNCB has an agreement with the FHLB of Pittsburgh which allows for borrowings, either overnight or term, up to a maximum borrowing capacity based on a percentage of qualifying loans pledged under a blanket pledge agreement. In addition to pledging loans, FNCB is required to purchase FHLB of Pittsburgh stock based upon the amount of credit extended. Loans that were pledged to collateralize borrowings under this agreement were $482.1 million at December 31, 2022 and $478.3 million at December 31, 2021. FNCB's maximum borrowing capacity was $394.7 million at December 31, 2022. There was $47.5 million in letters of credit to secure municipal deposits outstanding at December 31, 2022 under this agreement. There were $139.4 million in overnight advances and $32.7 million in term advances, that were hedged under interest-rate swaps through the FHLB of Pittsburgh outstanding at December 31, 2022.

Advances through the Federal Reserve Bank Discount Window generally include short-term advances which are fully collateralized by certain pledged loans of $25.8 million under the Federal Reserve Bank's Borrower-in-Custody ("BIC") program. There were no advances under the BIC program outstanding at December 31, 2022 and December 31, 2021. FNCB had available borrowing capacity of $19.0 million under this program at December 31, 2022.

FNCB also had $10.3 million of junior subordinated debentures outstanding at December 31, 2022 and 2021. The interest rate on these debentures resets quarterly at a spread of 1.67% above the current 3-month LIBOR rate. Upon the expected phase-out of LIBOR on June 30, 2023, the interest rate on the debentures will reset quarterly at a spread of 1.67% above 3-month CME Term SOFR plus 0.26161%. CME Term SOFR are administered by CME Group Benchmark Administration Limited (CBA) which is registered under Benchmarks (Amendment and Transitional Provision) (EU Exit) Regulations 2019 (SI 2019/657) is authorized and supervised by the UK Financial Conduct Authority (FCA) and is aligned to the IOSCO Principles for Financial Benchmarks. The average interest rate paid on the junior subordinated debentures in 2022 was 3.47%, compared to 1.85% in 2021.

Average borrowed funds increased $97.3 million to $109.5 million in 2022 from $12.2 million in 2021. The average rate paid on borrowed funds increased 91 basis points to 2.52% in 2022 from 1.61% in 2021. The increase in rate on borrowed funds reflected higher average volumes of overnight and short-term borrowings through the FHLB of Pittsburgh in 2022 as compared to 2021, as short-term borrowing rates were at historical lows. Average borrowed funds in 2022 was comprised mainly of overnight advances through the FHLB of Pittsburgh.

See Note 8, "Borrowed Funds" of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" to this Annual Report on Form 10-K for additional information about FNCB's borrowed funds.

Liquidity

The term liquidity refers to the ability to generate sufficient amounts of cash to meet cash flow needs. Liquidity is required to fulfill the borrowing needs of FNCB's credit customers and the withdrawal and maturity requirements of its deposit customers, as well as to meet other financial commitments. FNCB's liquidity position is impacted by several factors, which include, among others, loan and lease origination volumes, loan, lease and investment maturity structure and cash flows, deposit demand and time deposit maturity structure and retention. FNCB has liquidity and contingent funding policies in place that are designed with controls in place to provide advanced detection of potentially significant funding shortfalls, establish methods for assessing and monitoring risk levels, and institute prompt responses that may alleviate a potential liquidity crisis. Management monitors fluctuations in FNCB's liquidity position daily and forecasts future liquidity needs. Additionally, management performs periodic stress tests on FNCB's liquidity position that attempt to model in varying degrees of stress in order to proactively develop strategies to ensure adequate liquidity at all times. Additionally, management regularly monitors FNCB's wholesale funding sources taking into consideration the cost of funds, diversification between funding sources and asset/liability management strategies. FNCB utilizes brokered deposits, including one-way purchases through the IntraFi℠ Network, deposits acquired through a national listing service, as well as overnight and term advances through the FHLB of Pittsburgh as wholesale sources of funds to supplement its deposit gathering initiatives.

The statements of cash flows present the change in cash and cash equivalents from operating, investing and financing activities. Cash and due from banks and interest-bearing deposits in other banks, which comprise cash and cash equivalents, are FNCB's most liquid assets. Cash and cash equivalents totaled $41.9 million at December 31, 2022, a decrease of $57.1 million, or 57.7%, from $99.0 million at December 31, 2021, as net cash outflows for investing activities more than offset net cash inflows from operating and financing activities.

Net cash outflows from investing activities used $184.6 million of cash and cash equivalents during the year ended December 31, 2022. Accounting for the majority of the net cash outflow was a net increase in loans and leases of $144.5 million, which reflected increased demand, ALCO initiatives to hold in portfolio saleable 1-4 family residential mortgages, and the purchase of individual loans and loan pools from third-party originators. Additionally, cash outflows for purchases of available-for-sale debt securities, net of inflows for sales, maturities, calls and repayments, were $26.2 million in 2022. Also contributing to the net cash outflow for investing activities were purchases of $6.6 million in restricted stock, $3.2 million in equity securities, $3.0 million in new BOLI policies and $2.2 million for the initial investment in a LIHTC program.

Financing activities provided $107.5 million in net cash, which resulted primarily from the proceeds from overnight and net term advances through the FHLB of Pittsburgh, of $139.4 million and $12.7 million, respectively. These inflows were slightly offset by the $34.4 million decrease in deposits, net cash used to pay dividends to shareholder dividends of $6.5 million and to repurchase shares of common stock totaling $3.6 million. Operating activities include net income, adjusted for the effects of non-cash transactions including, among others, depreciation and amortization and the provision for loan and lease losses, and is the primary source of cash flows from operations. In 2022, operating activities provided FNCB with $20.0 million in net cash, which reflected net income of $20.4 million, net of a reduction for non-cash negative adjustments of $475 thousand.

Management is actively monitoring FNCB's liquidity position and capital adequacy in light of the changing circumstances related to economic uncertainty, liquidity constraints, current inflation levels, rising interest rates and increased competition. Management believes that FNCB's current liquidity position is sufficient to meet its cash flow needs as of December 31, 2022. In addition to cash and cash equivalents of $41.9 million at December 31, 2022, FNCB had ample sources of additional liquidity including approximately $394.5 million in available borrowing capacity with the FHLB of Pittsburgh, and available borrowing capacity through The Federal Reserve Discount Window of $19.0 million under the BIC program. In addition, FNCB had $75.0 million in federal fund lines of credit available through correspondent banks at December 31, 2022, as well as access to wholesale deposit markets. While management believes FNCB has adequate liquidity to meet its cash flow needs, they are keenly aware that changes in general economic conditions, including inflation, further increases in interest rates and competition, among other factors, could pose potential stress on liquidity should deposits begin exiting the Bank and/or FNCB's asset quality deteriorates. Additionally, FNCB could experience an increase in the utilization of existing lines of credit as customers manage their own liquidity needs during this time of economic uncertainty. Management continually monitors FNCB's liquidity positions and sources of available liquidity in relation to funding and cash flow need and evaluates potential sources of additional liquidity. Management is currently evaluating FNCB's ability to pledge equipment loans originated under 1st Equipment Finance and increase borrowing capacity through the Federal Reserve Discount Window under the BIC program.

Capital

A strong capital base is essential to the continued growth and profitability of FNCB and is therefore a management priority. Management's principal capital planning goals include providing an adequate return to shareholders, retaining a sufficient base from which to provide for future growth, and complying with applicable regulatory standards. As more fully described in Note 15, "Regulatory Matters" to the notes to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K, regulatory authorities have prescribed specified minimum capital ratios as guidelines for determining capital adequacy to help assure the safety and soundness of financial institutions.

The following schedules present information regarding the Bank's risk-based capital at December 31, 2022 and 2021, and selected other capital ratios:

(dollars in thousands)	FNCB Bank Amount	FNCB Bank Ratio	Minimum Required For Capital Adequacy Purposes Ratio	Minimum Required For Capital Adequacy Purposes with Conservation Buffer Ratio	Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations Ratio
December 31, 2022					
Total capital (to risk-weighted assets)	$ 169,984	13.11%	8.00%	10.50%	10.00%
Tier I capital (to risk-weighted assets)	154,842	11.94%	6.00%	8.50%	8.00%
Tier I common equity (to risk-weighted assets)	154,842	11.94%	4.50%	7.00%	6.50%
Tier I capital (to average assets)	154,842	8.77%	4.00%	4.00%	5.00%
Total risk-weighted assets	1,296,618				
Total average assets	1,765,251				

(dollars in thousands)	FNCB Bank Amount	FNCB Bank Ratio	Minimum Required For Capital Adequacy Purposes Ratio	Minimum Required For Capital Adequacy Purposes with Conservation Buffer Ratio	Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations Ratio
December 31, 2021					
Total capital (to risk-weighted assets)	$ 161,957	14.64%	8.00%	10.50%	10.00%
Tier I capital (to risk-weighted assets)	148,958	13.46%	6.00%	8.5%	8.00%
Tier I common equity (to risk-weighted assets)	148,958	13.46%	4.50%	7.00%	6.50%
Tier I capital (to average assets)	148,958	8.92%	4.00%	4.00%	5.00%
Total risk-weighted assets	1,106,636				
Total average assets	1,669,932				

FNCB's total regulatory capital increased $8.0 million to $170.0 million at December 31, 2022 from $162.0 million at December 31, 2021. The Bank's risk-based capital ratios exceeded the minimum regulatory capital ratios required for adequately capitalized institutions. Based on the most recent notification from its primary regulators, the Bank was categorized as well capitalized at December 31, 2022 and 2021. There are no conditions or events since this notification that management believes have changed this category.

As of December 31, 2022, FNCB had 30,132,391 shares of common stock available for future sale or share dividends. Quarterly market highs and lows, dividends paid and known market makers are highlighted in Part I, Item 5, "Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities" of this Annual Report on Form 10-K. For further discussion of FNCB's capital requirements and dividend limitations, refer to Note 15, "Regulatory Matters," of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Additionally, FNCB has available 20,000,000 authorized shares of preferred stock. There were no preferred shares issued and outstanding at December 31, 2022 and 2021.

On January 25, 2023, FNCB's Board of Directors authorized the repurchase of up to 750,000 shares of FNCB's outstanding common stock may be acquired in the open market commencing no earlier than March 3, 2023 and expiring on December 31, 2023 pursuant to a trading plan that was adopted in accordance with rule 10b5-1 of the Exchange Act. Repurchases under this program are administered through an independent broker and are subjected to SEC regulations as well as certain price, market volume and timing constraints specified in the trading plan. In 2022 and 2021, the Board of Directors had authorized a similar program under which 384,830 and 330,759 common shares were repurchased, respectively.

FNCB's ability to pay dividends to its shareholders is largely dependent on the Bank's ability to pay dividends to FNCB. Bank regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Cash dividends declared and paid by FNCB during 2022 and 2021 were $0.33 per share and $0.27per share, respectively. FNCB offers a Dividend Reinvestment and Stock Purchase plan ("DRP") to its shareholders. For the years ended December 31, 2022 and 2021 dividend reinvestment shares were purchased in open market transactions, while shares under the optional cash purchase feature of the DRP were issued from authorized but unissued common shares. Shares of common stock issued under the DRP totaled 5,089 and 12,189 for the years ended December 31, 2022 and 2021, respectively. Subsequent to December 31, 2022, on January 25, 2023, FNCB declared a $0.090 per share dividend payable on March 15, 2023 to shareholders of record on March 1, 2023.

Off-Balance Sheet Arrangements

In the ordinary course of operations, FNCB engages in a variety of financial transactions that, in accordance with GAAP, are not recorded in our consolidated financial statements or are recorded in amounts that differ from the notional amounts. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions may be used for general corporate purposes or for customer needs. Corporate purpose transactions would be used to help manage credit, interest rate and liquidity risk or to optimize capital. Customer transactions are used to manage customers' requests for funding.

For the year ended December 31, 2022, FNCB did not engage in any off-balance sheet transactions that would have or would be reasonably likely to have a material effect on its consolidated financial condition. For a further discussion of FNCB's off-balance sheet arrangements, refer to Note 13, "Commitments, Contingencies, and Concentrations" to the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

The following table presents off-balance financial instruments whose contractual amounts represent credit risk at December 31, 2022 and 2021. With the exception of credit availability for certain commercial construction, land acquisition and development loans having a 24-month draw period, all of the off-balance sheet financial instruments outstanding at December 31, 2022 expire within one year of their respective contract dates.

Off-Balance Sheet Commitments

| (in thousands) | December 31, | |
	2022	2021
Commitments to extend credit	$ 301,300	$ 273,883
Standby letters of credit	17,923	17,179

In order to provide for probable losses inherent in these instruments, FNCB recorded reserves for unfunded commitments of $949 thousand and $583 thousand at December 31, 2022 and 2021, respectively, which were included in other liabilities in the consolidated statements of financial condition.

Impact of Inflation and Changing Prices

The preparation of financial statements in conformity with GAAP requires management to measure the FNCB's financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on FNCB's operations is primarily related to increases in operating expenses. Management considers changes in interest rates to impact our financial condition and results of operations to a far greater degree than changes in prices due to inflation. Although interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. FNCB manages interest rate risk in several ways. Refer to "Interest Rate Risk" in Item 7A for further discussion. There can be no assurance that FNCB will not be materially adversely affected by future changes in interest rates, as interest rates are highly sensitive to many factors that are beyond its control. Additionally, inflation may adversely impact the financial condition of FNCB's borrowers and could impact their ability to repay their loans, which could negatively affect FNCB's asset quality through higher delinquency rates and increased charge-offs. Management will carefully consider the impact of inflation and rising interest rates on FNCB borrowers in managing credit risk related to the loan and lease portfolio.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

Interest Rate Sensitivity

Market risk is the risk to earnings and/or financial position resulting from adverse changes in market rates or prices, such as interest rates, foreign exchange rates or equity prices. FNCB's exposure to market risk is primarily interest rate risk associated with our lending, investing and deposit gathering activities, all of which are other than trading. Changes in interest rates affect earnings by changing net interest income and the level of other interest-sensitive income and operating expenses. In addition, variations in interest rates affect the underlying economic value of our assets, liabilities and off-balance sheet items.

LIBOR Replacement

The Alternative Reference Rates Committee ("ARRC") had proposed that the Secured Overnight Funding Rate ("SOFR") replace USD-LIBOR, with the transition to SOFR from USD-LIBOR to take place by the end of 2021. FNCB has various loans, investments, borrowings and interest rate swap contracts that are indexed to USD-LIBOR. On November 30, 2020, the ICE Benchmark Administration ("IBA"), which complies and oversees LIBOR, announced its intention to extend most of the USD-LIBOR tenors to June 30, 2023, with U.S. banking regulators supporting the extension. As of December 31, 2021, most LIBOR tenors, with the exception of the overnight, 1-,3-, 6- and 12-month LIBOR tenors which have been extended through June 30, 2023, ceased to be published. Additionally, effective January 1, 2022, no new financial instruments could be written with terms tied to LIBOR. Accordingly, FNCB has not written any loans with terms tied to LIBOR during the year ended December 31, 2022. FNCB has various loans, investments, borrowings and interest rate swap contracts that are indexed to USD-LIBOR, and management is actively monitoring its LIBOR exposures, evaluating any risks involved and has amended loan documents as necessary.

Asset and Liability Management

The ALCO, comprised of members of the Bank's board of directors, executive management and other appropriate officers, oversees FNCB's interest rate risk management program. Members of ALCO meet quarterly, or more frequently as necessary, to develop balance sheet strategies affecting the future level of net interest income, liquidity and capital. The major objectives of ALCO are to:

- manage exposure to changes in the interest rate environment by limiting the changes in net interest margin to an acceptable level within a reasonable range of interest rates;
- ensure adequate liquidity and funding;
- maintain a strong capital base; and
- maximize net interest income opportunities.

ALCO monitors FNCB's exposure to changes in net interest income over both a one-year planning horizon and a longer-term strategic horizon. ALCO uses net interest income simulations and economic value of equity ("EVE") simulations as the primary tools in measuring and managing FNCB's position and considers balance sheet forecasts, FNCB's liquidity position, the economic environment, anticipated direction of interest rates and FNCB's earnings sensitivity to changes in these rates in its modeling. In addition, ALCO has established policy tolerance limits for acceptable negative changes in net interest income. Furthermore, as part of its ongoing monitoring, ALCO requires quarterly back testing of modeling results, which involves after-the-fact comparisons of projections with FNCB's actual performance to measure the validity of assumptions used in the modeling techniques.

Earnings at Risk and Economic Value at Risk Simulations:

Earnings at Risk

Earnings-at-risk simulation measures the change in net interest income and net income under various interest rate scenarios. Specifically, given the current market rates, ALCO looks at "earnings at risk" to determine anticipated changes in net interest income from a base case scenario with scenarios of + 200, +400 and -100 basis points for simulation purposes. The simulation takes into consideration that not all assets and liabilities re-price equally and simultaneously with market rates (i.e., savings rate).

Economic Value at Risk

While earnings-at-risk simulation measures the short-term risk in the balance sheet, economic value (or portfolio equity) at risk measures the long-term risk by finding the net present value of the future cash flows from FNCB's existing assets and liabilities. ALCO examines this ratio regularly, and given the current rate environment, has utilized rate shocks of +200, +400 and -100 basis points for simulation purposes. Management recognizes that, in some instances, this ratio may contradict the "earnings at risk" ratio.

While ALCO regularly performs a wide variety of simulations under various strategic balance sheet and treasury yield curve scenarios, the following results reflect FNCB's sensitivity over the subsequent twelve months based on the following assumptions:

- asset and liability levels as of December 31, 2022 as a starting point;
- cash flows are based on contractual maturity and amortization schedules with applicable prepayments derived from internal historical data and external sources; and
- cash flows are reinvested into similar instruments to keep interest-earning asset and interest-bearing liability levels constant.

The following table illustrates the simulated impact of parallel and instantaneous interest rate shocks of +400 basis points, +200 basis points and -100 basis points on net interest income and the change in economic value over a one-year time horizon from the December 31, 2022 levels:

	Rates +200		Rates +400		Rates -100	
	Simulation Results	Policy Limit	Simulation Results	Policy Limit	Simulation Results	Policy Limit
Earnings at risk:						
Percent change in net interest income..	(14.2)%	(12.5)%	(27.8)%	(20.0)%	4.0%	(10.0)%
Economic value at risk:						
Percent change in economic value of equity...	(9.3)%	(20.0)%	(20.0)%	(35.0)%	2.5%	(10.0)%

Model results at December 31, 2022 indicated that FNCB's asset/liability position was liability-rate sensitive over the next 18-24 months. At December 31, 2022, the model indicated that FNCB's net interest income is expected to decrease 14.2% under a +200-basis point interest rate shock, as compared to the base case, caused by spread compression due to increased wholesale funding and deposit migration into higher-yielding alternatives and certificate of deposit specials. Under this scenario, projected net interest income is expected to improve in years 3 through 5 of the 5-year simulation driven by asset cashflows replaced into higher assumed replacement rates outpacing the increase in funding costs from certificate of deposit maturities rolling into higher-costing specials. The percentage change in net interest income in under the +200 and +400-basis point shock scenarios exceed policy guidelines at December 31, 2022. As part of its ALCO initiatives, management is currently evaluating various strategies to reduce FNCB's liability sensitivity and will execute such strategies as appropriate. Model results also indicate a 4.0% increase to net interest income from the base case over the next 12 months under a rate shock of -100 basis points, as asset yields less of a decline as compared to overnight funding costs. Additionally, with respect to FNCB's EVE, all modeled exposures are within policy guidelines.

This analysis does not represent a forecast for FNCB and should not be relied upon as being indicative of expected operating results. These simulations are based on numerous assumptions, including but not limited to, the nature and timing of interest rate levels, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacements of asset and liability cash flows, and other factors. While assumptions reflect current economic and local market conditions, FNCB cannot make any assurances as to the predictive nature of these assumptions, including changes in interest rates, customer preferences, competition and liquidity needs, or what actions ALCO might take in responding to these changes.

As previously mentioned, as part of its ongoing monitoring, ALCO requires quarterly back testing of modeling results, which involves after-the-fact comparisons of projections with FNCB's actual performance to measure the validity of assumptions used in the modeling techniques. As part of its quarterly review, management compared tax-equivalent net interest income recorded for the three months ended December 31, 2022 with tax-equivalent net interest income that was projected for the period. There was a positive variance between actual and projected tax-equivalent net interest income for the three months ended December 31, 2022 of approximately $0.8 million, or 5.96%. The variance primarily reflected a difference in the assumption for the pricing of wholesale borrowing due to additional rate increases. ALCO performs a detailed rate/volume analysis between actual and projected results to continue to improve the accuracy of its simulation models.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
FNCB Bancorp, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of FNCB Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows, for the years then ended and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses – Qualitative Factor Adjustments

Critical Audit Matter Description

As described in Notes 2 and 4 to the consolidated financial statements, the allowance for loan losses is established through a provision for loan losses and represents an amount, which, in management's judgment will be adequate to absorb losses in the loan portfolio.

In calculating the general reserve component, management considered historical loss experience by segment and qualitative factor adjustments for changes not reflected in the historical loss experience. The general reserve component of the Company's allowance for loan losses involved consideration of national and local economic conditions, levels of and trends in classified loans, delinquency rates and non-accrual loans, trends in volumes and terms of loans, changes in lending policies, lending personnel, and collateral, as well as concentrations in loan types, industry, and geography. The adjustments for qualitative factors require a significant amount of judgment by management and involve a high degree of estimation uncertainty.

We identified the qualitative factor component of the allowance for loan losses as a critical audit matter as auditing the underlying qualitative factors required significant auditor judgment as amounts determined by management rely on analysis that is highly subjective and includes significant estimation uncertainty.

The primary procedures we performed to address this critical audit matter included:

- Obtaining an understanding of the relevant controls related to the allowance for loan losses and tested such controls for design and operating effectiveness, including controls related to management's establishment, review, and approval of the qualitative factors, and the completeness and accuracy of data used in determining qualitative factors.
- Evaluation of the appropriateness of management's methodology for estimating the allowance for loan losses.
- Testing of the completeness and accuracy of data used by management in determining qualitative factor adjustments by agreeing them to internal and external source data.
- Testing of management's conclusions regarding the appropriateness of the qualitative factor adjustments and agreement of any changes therein to the allowance for loan losses calculation.

Baker Tilly US. LLP

We have served as the Company's auditor since 2014.

Baker Tilly US, LLP
Iselin, New Jersey
March 10, 2023

FNCB BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share data)	December 31, 2022	December 31, 2021
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 26,588	$ 16,651
Interest-bearing deposits in other banks	15,328	82,369
Total cash and cash equivalents	41,916	99,020
Available-for-sale debt securities	476,091	522,566
Equity securities, at fair value	7,717	4,922
Restricted stock, at cost	8,545	1,911
Loans held for sale	60	-
Loans and leases, net of allowance for loan and lease losses of $14,193 and $12,416	1,110,124	967,023
Bank premises and equipment, net	15,616	16,082
Accrued interest receivable	5,957	4,643
Bank-owned life insurance	36,499	33,494
Other assets	43,005	14,662
Total assets	$ 1,745,530	$ 1,664,323
Liabilities		
Deposits:		
Demand (non-interest-bearing)	$ 305,850	$ 320,089
Interest-bearing	1,114,797	1,134,939
Total deposits	1,420,647	1,455,028
Borrowed funds:		
Federal Home Loan Bank of Pittsburgh advances	172,050	20,000
Junior subordinated debentures	10,310	10,310
Total borrowed funds	182,360	30,310
Accrued interest payable	171	49
Other liabilities	23,403	16,479
Total liabilities	1,626,581	1,501,866
Shareholders' equity		
Preferred stock ($1.25 par)		
Authorized: 20,000,000 shares at December 31, 2022 and December 31, 2021		
Issued and outstanding: 0 shares at December 31, 2022 and December 31, 2021	-	-
Common stock ($1.25 par)		
Authorized: 50,000,000 shares at December 31, 2022 and December 31, 2021		
Issued and outstanding: 19,681,644 shares at December 31, 2022 and 19,989,875 shares at December 31, 2021	24,602	24,987
Additional paid-in capital	77,502	80,128
Retained earnings	64,873	50,990
Accumulated other comprehensive (loss) income	(48,028)	6,352
Total shareholders' equity	118,949	162,457
Total liabilities and shareholders' equity	$ 1,745,530	$ 1,664,323

The accompanying notes to consolidated financial statements are an integral part of these statements.

FNCB BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)	For the Year Ended December 31, 2022	2021
Interest income		
Interest and fees on loans and leases	$ 47,193	$ 41,049
Interest and dividends on securities:		
Taxable	10,281	8,237
Tax-exempt	2,662	2,086
Dividends	549	239
Total interest and dividends on securities	13,492	10,562
Interest on interest-bearing deposits in other banks	91	88
Total interest income	60,776	51,699
Interest expense		
Interest on deposits	3,970	2,508
Interest on borrowed funds:		
Federal Reserve Bank Discount Window advances	3	-
Federal Home Loan Bank of Pittsburgh advances	2,401	6
Junior subordinated debentures	358	191
Total interest on borrowed funds	2,762	197
Total interest expense	6,732	2,705
Net interest income before provision for loan and lease losses	54,044	48,994
Provision for loan and lease losses	1,962	166
Net interest income after provision for loan and lease losses	52,082	48,828
Non-interest income		
Deposit service charges	4,415	3,877
Net (loss) gain on the sale of available-for-sale debt securities	(223)	213
Net (loss) gain on equity securities	(34)	701
Net gain on the sale of mortgage loans held for sale	205	352
Loan-related fees	243	390
Income from bank-owned life insurance	710	541
Bank-owned life insurance settlement	273	426
Merchant services revenue	712	593
Other	1,680	1,175
Total non-interest income	7,981	8,268
Non-interest expense		
Salaries and employee benefits	19,283	16,697
Occupancy expense	2,093	2,039
Equipment expense	1,295	1,338
Advertising expense	801	712
Data processing expense	4,027	3,689
Regulatory assessments	811	609
Bank shares tax	915	975
Professional fees	1,273	674
Other operating expenses	4,976	4,336
Total non-interest expense	35,474	31,069
Income before income tax expense	24,589	26,027
Income tax expense	4,144	4,656
Net income	$ 20,445	$ 21,371
Earnings per share		
Basic	$ 1.04	$ 1.06
Diluted	$ 1.03	$ 1.06
Cash dividends declared per common share	$ 0.33	$ 0.27
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:		
Basic	19,744,477	20,111,430
Diluted	19,762,566	20,126,853

The accompanying notes to consolidated financial statements are an integral part of these statements.

FNCB BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31,	
(in thousands)	2022	2021
Net income	$ 20,445	$ 21,371
Other comprehensive loss:		
Unrealized (losses) on available-for-sale debt securities	(69,809)	(9,711)
Taxes	14,660	2,039
Net of tax amount	(55,149)	(7,672)
Reclassification adjustment for losses (gains) included in net income	223	(213)
Taxes	(47)	45
Net of tax amount	176	(168)
Derivative adjustments	750	388
Taxes	(157)	(82)
Net of tax amount	593	306
Total other comprehensive loss	(54,380)	(7,534)
Comprehensive (loss) income	$ (33,935)	$ 13,837

The accompanying notes to consolidated financial statements are an integral part of these statements.

FNCB BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	For the Years Ended December 31, 2022 and 2021					
(in thousands, except share data)	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances, December 31, 2020	20,245,649	$ 25,307	$ 81,587	$ 35,080	$ 13,886	$ 155,860
Net income	-	-	-	21,371	-	21,371
Cash dividends paid, $0.27 per share	-	-	-	(5,427)	-	(5,427)
Restricted stock awards	-	-	376	-	-	376
Repurchase of common shares	(330,759)	(413)	(1,984)	-	-	(2,397)
Common shares issued under long-term incentive compensation plan	62,796	78	72	-	-	150
Common shares issued through dividend reinvestment/optional cash purchase plan	12,189	15	77	(34)	-	58
Other comprehensive loss net of tax of $2,002	-	-	-	-	(7,534)	(7,534)
Balances, December 31, 2021	19,989,875	$ 24,987	$ 80,128	$ 50,990	$ 6,352	$ 162,457
Net income	-	-	-	20,445	-	20,445
Cash dividends paid, $0.33 per share	-	-	-	(6,520)	-	(6,520)
Restricted stock awards	-	-	448	-	-	448
Repurchase of common shares	(384,830)	(481)	(3,155)	-	-	(3,636)
Common shares issued under long-term incentive compensation plan	71,510	89	46	-	-	135
Common shares issued through dividend reinvestment/optional cash purchase plan	5,089	7	35	(42)	-	-
Other comprehensive loss, net of tax of $14,456	-	-	-	-	(54,380)	(54,380)
Balances, December 31, 2022	19,681,644	$ 24,602	$ 77,502	$ 64,873	$ (48,028)	$ 118,949

The accompanying notes to consolidated financial statements are an integral part of these statements.

FNCB BANCORP, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,	
(in thousands)	2022	2021
Cash flows from operating activities:		
Net income	$ 20,445	$ 21,371
Adjustments to reconcile net income to net cash provided by operating activities:		
Investment securities amortization, net	2,883	2,059
Equity in trust	(11)	(6)
Depreciation of bank premises and equipment	1,565	1,567
Amortization of loan origination fees	(466)	(4,793)
Valuation adjustment for loan servicing rights	(3)	(16)
Stock-based compensation expense	583	526
Provision for loan and lease losses	1,962	166
Valuation adjustment for off-balance sheet commitments	366	(30)
Net (loss) gain on the sale of available-for-sale debt securities	223	(213)
Net (loss) gain on equity securities	34	(701)
Net gain on the sale of mortgage loans held for sale	(205)	(352)
Net gain on other real estate owned	(3)	(11)
Valuation adjustment of other real estate owned	-	(36)
Loss on the disposition of bank premises and equipment	-	300
Bank-owned life insurance settlement	(273)	(426)
Income from bank-owned life insurance	(710)	(541)
Proceeds from the sale of mortgage loans held for sale	9,444	9,778
Funds used to originate mortgage loans held for sale	(9,299)	(7,319)
(Increase) decrease in net deferred tax assets	(573)	387
Increase in accrued interest receivable	(1,314)	(357)
Increase in other assets	(1,163)	(672)
Increase (decrease) in accrued interest payable	122	(59)
(Decrease) increase in other liabilities	(3,637)	3,536
Total adjustments	(475)	2,787
Net cash provided by operating activities	19,970	24,158
Cash flows from investing activities:		
Maturities, calls and principal payments of available-for-sale debt securities	37,876	36,666
Proceeds from the sale of available-for-sale debt securities	14,004	2,981
Purchases of available-for-sale debt securities	(78,097)	(223,949)
Purchase of equity securities	(3,188)	(1,195)
Purchase of restricted stock	(6,634)	(166)
Proceeds from the sale of equity securities	359	-
Net increase in loans and leases to customers	(144,506)	(73,238)
Proceeds from the sale of other real estate owned	695	243
Proceeds received from bank-owned life insurance settlement	978	1,685
Purchase of bank-owned life insurance	(3,000)	(2,500)
Investment in low-income housing tax credit program	(2,203)	-
Purchases of bank premises and equipment	(871)	(1,290)
Net cash used in investing activities	(184,587)	(260,763)
Cash flows from financing activities:		
Net (decrease) increase in deposits	(34,381)	167,580
Proceeds from Federal Home Loan Bank of Pittsburgh advances - overnight	139,400	-
Proceeds from Federal Home Loan Bank of Pittsburgh advances - term	42,650	20,000
Repayment of Federal Home Loan Bank of Pittsburgh advances - term	(30,000)	-
Repurchase of common shares	(3,636)	(2,397)
Proceeds from issuance of common shares, net of discount	-	58
Cash dividends paid	(6,520)	(5,427)
Net cash provided by financing activities	107,513	179,814
Net decrease in cash and cash equivalents	(57,104)	(56,791)
Cash and cash equivalents at beginning of year	99,020	155,811
Cash and cash equivalents at end of year	$ 41,916	$ 99,020
Supplemental cash flow information		
Cash paid during the period for:		
Interest	$ 6,610	$ 2,764
Taxes	4,616	4,480
Other transactions:		
Commitment in low-income housing tax credit program	8,811	-
Loans transferred to OREO	-	138
OREO transferred to bank premises and equipment	228	-
Lease liabilities arising from obtaining right-of-use assets	559	60

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1. ORGANIZATION

FNCB Bancorp, Inc. is a registered bank holding company under the Bank Holding Company Act of 1956, incorporated under the laws of the Commonwealth of Pennsylvania in 1997. It is the parent company of FNCB Bank (the "Bank") and the Bank's wholly owned subsidiaries FNCB Realty Company, Inc., FNCB Realty Company I, LLC, and FNCB Realty Company II, LLC. Unless the context otherwise requires, the term "FNCB" is used to refer to FNCB Bancorp, Inc., and its subsidiaries. In certain circumstances, however, the term "FNCB" refers to FNCB Bancorp, Inc., itself.

The Bank provides customary retail and commercial banking services to individuals, businesses and local governments and municipalities through its 16 full-service branch locations, as of December 31, 2022, within its primary market area, Northeastern Pennsylvania.

FNCB Realty Company, Inc., FNCB Realty Company I, LLC, and FNCB Realty Company II, LLC, which were formed to hold real estate and/or operate businesses acquired in exchange for debt settlement or foreclosure, were inactive at December 31, 2022 and 2021.

In December 2006, First National Community Statutory Trust I ("Issuing Trust"), which is wholly owned by FNCB, was formed under Delaware law to provide FNCB with an additional funding source through the issuance of pooled trust preferred securities. FNCB has adopted Accounting Standards Codification ("ASC") 810-10, Consolidation, for the Issuing Trust. Accordingly, the Issuing Trust has not been consolidated with the accounts of FNCB, because FNCB is not the primary beneficiary of the trust.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of FNCB are comprised of the accounts of FNCB Bancorp, Inc., and its wholly-owned subsidiary, FNCB Bank, as well as the Bank's wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The accounting and reporting policies of FNCB conform to accounting principles generally accepted in the United States of America ("GAAP"), Regulation S-X and general practices within the banking industry. Prior period amounts have been reclassified when necessary to conform to the current year's presentation. Such reclassifications did not have a material impact on the operating results or financial position of FNCB.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to change in the near term are the allowance for loan and lease losses ("ALLL"), the valuation and impairment evaluation of FNCB's investments, and income taxes.

Cash Equivalents

For purposes of reporting cash flows, cash equivalents include cash on hand and amounts due from banks. FNCB maintains compensating balances at correspondent banks, most of which are not required, but are used to offset specific charges for services. At December 31, 2022 and 2021, the amount of these balances were $2.1 million and $1.7 million, respectively.

Securities

Debt Securities and Equity Securities with Readily Determinable Fair Values

FNCB classifies its investments in debt securities as either available-for-sale or held-to-maturity at the time of purchase. Debt securities that are classified as available-for-sale are carried at fair value with unrealized holding gains and losses recognized as a component of shareholders' equity in accumulated other comprehensive (loss) income, net of tax. Debt securities that are classified as held-to-maturity are carried at amortized cost when management has the positive intent and ability to hold them to maturity. Premiums on callable debt securities are amortized to the earliest call date. Amortization of premiums and accretion of discounts on noncallable debt securities is recognized over the life of the related security as an adjustment to yield using the interest method. Realized gains and losses on sales of debt securities are based on amortized cost using the specific identification method on the trade date. All of FNCB's debt securities were classified as available-for-sale at December 31, 2022 and 2021.

Equity securities with readily determinable fair values are reported at fair value with net unrealized gains and losses recognized non-interest income in the consolidated statements of income.

Fair values for debt securities and equity securities with readily determinable fair values are based upon quoted market prices, where available. If quoted market prices are not available, fair values are based upon quoted market prices of comparable instruments, or a discounted cash flow model using market estimates of interest rates and volatility.

Restricted Stock

Investments in restricted securities have limited marketability, are carried at cost and are evaluated for impairment based on FNCB's determination of the ultimate recoverability of the par value of the stock. FNCB's investment in restricted securities is comprised of stock in the Federal Home Loan Bank ("FHLB") of Pittsburgh and Atlantic Community Bankers Bank ("ACBB").

Equity Securities without Readily Determinable Fair Values

Equity securities without readily determinable fair values generally consist of common and/or preferred stock of privately held financial institutions, which are carried at cost and included in other assets in the consolidated statements of financial condition. On a quarterly basis, management performs a qualitative assessment to determine if the securities are impaired. If the qualitative assessment indicates impairment, the security is written down to its fair value, with the charge for impairment included in net income.

Evaluation for Other Than Temporary Impairment

On a quarterly basis, management evaluates all securities in an unrealized loss position for other than temporary impairment ("OTTI"). An individual security is considered impaired when its current fair value is less than its amortized cost basis. As part of its evaluation, management considers the following factors, among other things, in determining whether the security's impairment is other than temporary:

- the length of time and extent of the impairment;
- the causes of the decline in fair value, such as credit deterioration, interest rate fluctuations, or market volatility;
- adverse industry or geographic conditions;
- historical implied volatility;
- payment structure of the security and whether FNCB expects to receive all contractual cash flows;
- failure of the issuer to make contractual interest or principal payments in the past; and
- changes in the security's rating.

Based on current authoritative guidance, when a held-to-maturity or available-for-sale security is assessed for OTTI, management must first consider (a) whether it intends to sell the security and (b) whether it is more likely than not the FNCB will be required to sell the security prior to recovery of its amortized cost. If one of these circumstances applies to a security, an OTTI loss is recognized in the statement of income equal to the full amount of the decline in fair value below amortized cost. If neither of these circumstances applies to a security, but FNCB does not expect to recover the entire amortized cost, an OTTI loss has occurred that must be separated into two categories: (a) the amount related to credit loss and (b) the amount related to other factors (such as market risk). In assessing the level of OTTI attributable to credit loss, management compares the present value of cash flows expected to be collected with the amortized cost of the security. The portion of the total OTTI related to credit loss is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as estimated based on cash flow projections discounted at the applicable original yield of the security, and is recognized in earnings, while the amount related to other factors is recognized in other comprehensive income. The total OTTI loss is presented in the statement of income less the portion recognized in other comprehensive income. When a debt security becomes other-than-temporarily impaired, its amortized cost basis is reduced to reflect the portion of the total impairment related to credit loss. The assessment of whether an OTTI decline exists involves a high degree of subjectivity and judgment that is based on information available to management at a point in time.

Loans and Leases

Loans and leases that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balance, net of unamortized deferred loan fees and costs, any unearned income and partial charge-offs. Loans and leases receivable are presented net of the allowance for loan and lease losses in the consolidated statements of financial condition. Interest income on all loans is recognized using the effective interest method. Nonrefundable loan origination fees, as well as certain direct loan origination costs, are deferred and the net amount amortized over the contractual life of the related loan as an adjustment to yield using the effective interest method. Amortization of deferred loan fees or costs is discontinued when a loan is placed on non-accrual status.

Loans are placed on non-accrual status when a loan is specifically determined to be impaired or when management believes that the collection of interest or principal is doubtful. This generally occurs when a default of interest or principal has existed for 90 days or more, unless the loan is well secured and in the process of collection, or when management becomes aware of facts or circumstances that the loan would default before 90 days. FNCB determines delinquency status based on the number of days since the date of the borrower's last required contractual loan payment. When the interest accrual is discontinued, all unpaid interest income is reversed and charged back against current earnings. Any subsequent cash payments received are applied, first to the outstanding principal balance, then to the recovery of any previously charged-off principal, with any excess treated as a recovery of lost interest. A non-accrual loan is returned to accrual status when the loan is current as to principal and interest payments, is performing according to contractual terms for six consecutive months and factors indicating reasonable doubt about the timely collection of payments no longer exist.

In accordance with federal regulations, prior to making, extending, renewing or advancing additional funds in excess of $500 thousand on a loan secured by real estate, FNCB requires an appraisal of the property by an independent, state-certified or state-licensed appraiser (depending upon collateral type and loan amount) that is approved by the Board of Directors. Appraisals are reviewed internally or by an independent third party engaged by FNCB. Generally, management obtains a new appraisal when a loan is deemed impaired. These appraisals may be more limited in scope than those obtained at the initial underwriting of the loan.

Troubled Debt Restructurings

FNCB considers a loan to be a troubled debt restructuring ("TDR") when it grants a concession to the borrower for legal or economic reasons related to the borrower's financial difficulties that it would not otherwise consider. Such concessions granted generally involve a reduction of the stated interest rate, an extension of a loan's stated maturity date, a payment modification under a forbearance agreement, a permanent reduction of the recorded investment in the loan, capitalization of real estate taxes, or a combination of these modifications. Non-accrual TDRs are returned to accrual status if principal and interest payments, under the modified terms, are brought current, are performing under the modified terms for six consecutive months, and management believes that collection of the remaining interest and principal is probable.

Loan Impairment

A loan is considered impaired when it is probable that FNCB will be unable to collect all amounts due (including principal and interest) according to the contractual terms of the note and loan agreement. For purposes of the analysis, all TDRs, loan relationships with an aggregate outstanding balance greater than $100 thousand rated substandard and non-accrual, and loans that are identified as doubtful or loss are considered impaired. Impaired loans are analyzed individually to determine the amount of impairment. For collateral-dependent loans, impairment is measured based on the fair value of the collateral supporting the loans. A loan is determined to be collateral dependent when repayment of the loan is expected to be provided through the operation or liquidation of the collateral held. For impaired loans that are secured by real estate, external appraisals are generally obtained annually, or more frequently as warranted, to ascertain a fair value so that the impairment analysis can be updated. Should a current appraisal not be available at the time of impairment analysis, other sources of valuation may be used including current letters of intent, broker price opinions or executed agreements of sale. For non-collateral dependent loans, impairment is measured based on the present value of expected future cash flows, net of any deferred fees and costs, discounted at the loan's original effective interest rate.

Generally, all loans with balances of $100 thousand or less are considered within homogeneous pools and are not individually evaluated for impairment. However, individual loans with balances of $100 thousand or less are individually evaluated for impairment if that loan is part of a larger impaired loan relationship or the loan is a TDR.

Impaired loans, or portions thereof, are charged-off upon determination that all or a portion of the loan balance is uncollectible and exceeds the fair value of the collateral. A loan is considered uncollectible when the borrower is delinquent with respect to principal or interest repayment and it is unlikely that the borrower will have the ability to pay the debt in a timely manner, collateral value is insufficient to cover the outstanding indebtedness and the guarantors (if applicable) do not provide adequate support for the loan.

Allowance for Loan and Lease Losses

Management evaluates the credit quality of FNCB's loan portfolio on an ongoing basis and performs a formal review of the adequacy of the ALLL on a quarterly basis. The ALLL is established through a provision for loan losses charged to earnings and is maintained at a level that management considers adequate to absorb estimated probable losses inherent in the loan portfolio as of the evaluation date. Loans, or portions of loans, determined by management to be uncollectible are charged off against the ALLL, while recoveries of amounts previously charged off are credited to the ALLL.

Determining the amount of the ALLL is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, qualitative factors, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Banking regulators, as an integral part of their examination of FNCB, also review the ALLL, and may require, based on their judgments about information available to them at the time of their examination, that certain loan balances be charged off or require that adjustments be made to the ALLL. Additionally, the ALLL is determined, in part, by the composition and size of the loan portfolio.

FNCB's allowance methodology consists primarily of two components, a specific component and a general component. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted by qualitative factors. The general reserve component of the ALLL is based on pools of unimpaired loans segregated by loan segment and risk rating categories of "Pass", "Special Mention" or "Substandard and Accruing." Historical loss factors and various qualitative factors are applied based on the risk profile in each risk rating category to determine the appropriate reserve related to those loans. Substandard loans on non-accrual status above the $100 thousand loan relationship threshold and all loans considered TDRs are classified as impaired. Based on its evaluation, management may establish an unallocated component that is used to cover any inherent losses that exist as of the evaluation date, but which may not have been identified under the methodology.

When establishing the ALLL, management categorizes loans into the following loan segments that are based generally on the nature of the collateral and basis of repayment. The risk characteristics of FNCB's loan segments are as follows:

Construction, Land Acquisition and Development - These loans consist of loans secured by real estate, with the purpose of constructing one- to four-family homes, residential developments and various commercial properties including shopping centers, hotels, office complexes and single-purpose, owner-occupied structures. Additionally, loans in this category include loans for land acquisition, secured by raw land. FNCB's construction program offers either short-term, interest-only loans that require the borrower to pay only interest during the construction phase with a balloon payment of the principal outstanding at the end of the construction period or only interest during construction with a conversion to amortizing principal and interest when the construction is complete. Loans for undeveloped real estate are subject to a loan-to-value ratio not to exceed 65%. Construction loans are treated similarly to the developed real estate loans and are subject to a maximum loan to value ratio of 85% based upon an "as-completed" appraised value. Construction loans generally yield a higher interest rate than other mortgage loans but also carry more risk.

Commercial Real Estate - These loans represent the largest portion of FNCB's total loan portfolio and loans in this portfolio generally carry larger loan balances. The commercial real estate mortgage loan portfolio consists of owner-occupied and non-owner-occupied properties that are secured by a broad range of real estate, including but not limited to, office complexes, shopping centers, hotels, warehouses, gas stations, convenience markets, residential care facilities, nursing care facilities, restaurants and multifamily housing. FNCB offers commercial real estate loans at various rates and terms that do not exceed 25 years. These types of loans are subject to specific loan-to-value guidelines prior to the time of closing. The policy limits for developed real estate loans are subject to a maximum loan-to-value ratio of 85%. Commercial mortgage loans must also meet specific criteria that include the capacity, capital, credit worthiness and cash flow of the borrower and the project being financed. Potential borrower(s) and guarantor(s) are required to provide FNCB with historical and current financial data. As part of the underwriting process for commercial real estate loans, management performs a review of the cash flow analysis of the borrower(s), guarantor(s) and the project in addition to considering the borrower's expertise, credit history, net worth and the value of the underlying property.

Commercial and Industrial - FNCB offers commercial loans at various rates and terms to businesses located in its primary market area. The commercial loan portfolio includes revolving lines of credit, automobile floor plans, equipment loans, vehicle loans, improvement loans and term loans. These loans generally carry a higher risk than commercial real estate loans by the nature of the underlying collateral, which can be machinery and equipment, inventory, accounts receivable, vehicles or marketable securities. Generally, a collateral lien is placed on the collateral supporting the loan. To reduce the risk associated with these loans, management may attempt to secure real estate as collateral and obtain personal guarantees of the borrower as deemed necessary.

State and Political Subdivision - FNCB originates general obligation notes, municipal leases and tax anticipation loans to state and political subdivisions, which are primarily municipalities in FNCB's market area.

Residential Real Estate - FNCB offers fixed-rate 1 - 4 family residential loans. Residential first lien mortgages are generally subject to an 80% loan to value ratio based on the appraised value of the property. FNCB will generally require the mortgagee to purchase Private Mortgage Insurance if the amount of the loan exceeds the 80% loan to value ratio. Residential mortgage loans are generally smaller in size and are considered homogeneous as they exhibit similar characteristics. FNCB offers home equity loans and home equity lines of credit ("HELOCs") with a maximum combined loan-to-value ratio of 90% based on the appraised value of the property. Home equity loans have fixed rates of interest and carry terms up to 15 years. HELOCs have adjustable interest rates and are based upon the national prime interest rate. Residential mortgage loans, including home equity loans, are generally smaller in size and are considered homogeneous as they exhibit similar characteristics.

Consumer – FNCB offers both secured and unsecured installment loans, personal lines of credit and overdraft protection loans. FNCB is in the business of underwriting indirect auto loans which are originated through various auto dealers in northeastern Pennsylvania and dealer floor plan loans. Consumer loans are generally smaller in size and exhibit homogeneous characteristics.

Off-Balance-Sheet Credit-Related Financial Instruments

FNCB is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing need of its customers. These financial instruments include commitments to extend credit, unused portions of lines of credit, including revolving HELOCs, and letters of credit. FNCB's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual notional amount of these instruments. FNCB uses the same credit policies in making these commitments as it does for on-balance sheet instruments. In order to provide for probable losses inherent in these instruments, FNCB records a reserve for unfunded commitments, included in other liabilities on the consolidated statements of financial condition, with the offsetting expense recorded in other operating expenses in the consolidated statements of income.

Mortgage Banking Activities, Loan Sales and Servicing

Mortgage loans originated and held for sale are carried at the lower of aggregate cost or fair value determined on an individual loan basis. Net unrealized losses are recorded as a valuation allowance and charged to earnings. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold and include the value assigned to the rights to service the loan.

FNCB may also elect to sell the guaranteed principal balance of loans that are guaranteed by the Small Business Administration ("SBA") and retain the servicing on those loans.

Servicing rights are recorded at fair value upon sale of the loan and reported in other assets on the consolidated statements of financial condition. Servicing rights are amortized in proportion to and over the period during which estimated servicing income will be received.

Fair value is based on market prices for comparable servicing contracts, when available, or alternately, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses.

Servicing rights are evaluated for impairment at each reporting date based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the capitalized amount for the tranche. If management later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

Other Real Estate Owned

OREO consists of property acquired by foreclosure, abandonment or conveyance of deed in-lieu of foreclosure of a loan, and bank premises that are no longer used for operations or for future expansion. OREO is held for sale and is initially recorded at fair value less estimated costs to sell at the date of acquisition or transfer, which establishes a new cost basis. Upon acquisition of the property through foreclosure or deed in-lieu of foreclosure, any adjustment to fair value less estimated selling costs is recorded to the ALLL. The determination is made on an individual asset basis. Bank premises no longer used for operations or future expansion are transferred to OREO at fair value less estimated selling costs with any related write-down included in non-interest expense. Subsequent to acquisition, valuations are periodically performed, and the assets are carried at the lower of cost or fair value less estimated cost to sell. Fair value is determined through external appraisals, current letters of intent, broker price opinions or executed agreements of sale, unless management determines that conditions exist that warrant an adjustment to the value. Costs relating to the development and improvement of the OREO properties may be capitalized; holding period costs and any subsequent changes to the valuation allowance are charged to expense as incurred.

Bank Premises and Equipment

Land is stated at cost. Bank premises, equipment and leasehold improvements are stated at cost less accumulated depreciation. Costs for routine maintenance and repairs are expensed as incurred, while significant expenditures for improvements are capitalized. Depreciation expense is computed generally using the straight-line method over the following ranges of estimated useful lives, or in the case of leasehold improvements, to the expected terms of the leases, if shorter:

Buildings and improvements (years)	5 to 40
Furniture, fixtures and equipment (years)	3 to 20
Leasehold improvements (years)	3 to 35

Long-lived Assets

Intangible assets and bank premises and equipment are reviewed by management at least annually for potential impairment and whenever events or circumstances indicate that carrying amounts may not be recoverable.

Income Taxes

FNCB recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that all or some portion of the deferred tax assets will not be realized.

FNCB files a consolidated federal income tax return. Under tax sharing agreements, each subsidiary provides for and settles income taxes with FNCB as if it would have filed on a separate return basis. Interest and penalties, if any, as a result of a taxing authority examination are recognized within non-interest expense. FNCB is not currently subject to an audit by any of its tax authorities and with limited exception is no longer subject to federal and state income tax examinations by taxing authorities for years before 2019.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more-likely-than-not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Management determined that FNCB had no liabilities for uncertain tax positions at December 31, 2022 and 2021.

Earnings per Share

Earnings per share is calculated on the basis of the weighted-average number of common shares outstanding during the year. Basic earnings per share excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share reflect additional shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by FNCB relate to shares of unvested restricted stock for which the dilutive effect is calculated using the treasury stock method.

Stock-Based Compensation

FNCB recognizes all share-based payments for compensation in the consolidated statements of income based on their fair values on the grant date. The fair value of shares of unrestricted and restricted stock and awarded under the Long Term Incentive Compensation Plan ("LTIP") is determined using an average of the high and low prices for FNCB's common stock for the 10 days preceding the grant date. Stock-based compensation expense for unrestricted stock is recognized on the grant date. For restricted stock, stock-based compensation expense is recognized ratably over the vesting period, adjusted for forfeitures during the period in which they occur.

Bank-Owned Life Insurance

Bank-owned life insurance ("BOLI") represents the cash surrender value of life insurance policies on certain current and former directors and officers of FNCB. FNCB purchased the insurance as a tax-deferred investment and future source of funding for liabilities, including the payment of employee benefits such as health care. BOLI is carried in the consolidated statements of financial condition at its cash surrender value. Increases in the cash value of the policies, as well as proceeds received, are recorded in non-interest income. Under some of these policies, the beneficiaries receive a portion of the death benefit. The net present value of the future death benefits scheduled to be paid to the beneficiaries was $101 thousand and $99 thousand at December 31, 2022 and 2021, respectively, and is reflected in other liabilities on the consolidated statements of financial condition.

Fair Value Measurement

FNCB uses fair value measurements to record fair value adjustments to certain financial assets and liabilities and to determine fair value disclosures. Available-for-sale debt securities and derivative contracts are recorded at fair value on a recurring basis. Additionally, from time to time, FNCB may be required to recognize adjustments to other assets at fair value on a nonrecurring basis, such as impaired loans, other securities, and OREO.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction.

Accounting standards define fair value, establish a framework for measuring fair value, establish a three-level hierarchy for disclosure of fair value measurement and provide disclosure requirements about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels of the fair value hierarchy are:

- Level 1 valuation is based upon unadjusted quoted market prices for identical instruments traded in active markets;

- Level 2 valuation is based upon quoted market prices for similar instruments traded in active markets, quoted market prices for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by market data; and

- Level 3 valuation is derived from other valuation methodologies including discounted cash flow models and similar techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in determining fair value.

Revenue Recognition

FNCB records revenue from contracts with customers in accordance with ASC 606, "Revenue from Contracts with Customers." FNCB recognizes revenues as they are earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. FNCB's primary source of revenue is interest income from the Bank's loans, investment securities and other financial instruments, which are not within the scope of ASC 606. FNCB has evaluated the nature of its contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the consolidated statements of income was not necessary. In general, FNCB fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed and charged either on a periodic basis or based on activity. FNCB earns non-interest income from various banking services offered by the Bank and other transactions that are within the scope of ASC 606 as follows:

- Deposit service charges - include general service fees for monthly account maintenance, account analysis fees, non-sufficient funds fees, wire transfer fees and other deposit account related fees. Revenue is recognized when FNCB's performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer). Payment for service charges on deposit accounts is received immediately or in the following month through a direct charge to customers' accounts. Also included in deposit service charges is income from ATM surcharges and debit card services income. ATM surcharges are generated when an FNCB cardholder uses an ATM that is not within the AllPoint ATM network or a non-FNCB cardholder uses an FNCB ATM. Card services income is primarily comprised of interchange fees earned whenever a customer uses an FNCB debit card as payment for goods and/or services through a card payment network. FNCB's performance obligation is satisfied on a daily basis as transactions are processed. FNCB recognizes ATM surcharges and card services income as transactions with merchants are settled, generally on a daily basis.
- Net gains (losses) on the sale of available-for-sale debt securities - Gains or losses realized from the sale of available-for-sale debt securities are recorded to non-interest income on the settlement date.
- Net gains (losses) on the sale of equity securities - Gains or losses realized from the sale of equity securities are recorded to non-interest income on the settlement date.
- Net gains (losses) on the sale of mortgage loans held for sale - Gains or losses realized on the sale of mortgages held for sale are recorded to non-interest income on the settlement date.
- Loan-related fees - include servicing fees received on loans sold for which FNCB has retained the servicing, net of amortization for mortgage servicing rights.
- Merchant services revenue - Merchant services fees represent interchange revenue generated from the processing of merchant card payments on behalf of certain business customers. Merchant services fee income is transactional in nature and is recognized in income monthly when FNCB's performance obligation is complete, which is generally the time that payment is received.
- Other income – primarily includes wealth management fee income, interest rate swap revenue and title insurance revenue. Wealth management fee income represents fees received from a third-party broker-dealer as part of a revenue-sharing agreement for fees earned from customers that we refer to the third party. Wealth management services fee income is transactional in nature and is recognized in income monthly when FNCB's performance obligation is complete, which is generally the time that payment is received. Interest rate swap revenue represents net fees FNCB receives from a counterparty for completing loan swap transactions, which FNCB receives at the time the loan closes. Interest rate swap revenue is non-refundable, is not tied to the loan and FNCB has no future obligation to the counterparty related to such fees. Accordingly, FNCB records interest rate swap revenue in non-interest income upon receipt. With regard to title insurance revenue, FNCB is a member in a limited liability company that provides title insurance services to customers referred by member financial institutions. In accordance with an operating agreement, the title insurance company makes quarterly discretionary distributions to member

institutions on a pro-rata basis based on their respective membership interest percentage at the time of distribution. FNCB's performance obligation under the operating agreement was satisfied with its capital contribution. There are no future minimum referral quotas required under the operating agreement. FNCB records revenue from quarterly distributions at the time of receipt.

Comprehensive (Loss) Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the shareholders' equity section of the statement of financial condition, such items, along with net income, are components of comprehensive (loss) income.

New Authoritative Accounting Guidance

Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326): "Measurement of Credit Losses on Financial Instruments," replaces the current loss impairment methodology under GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to form credit loss estimates in an effort to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit. ASU 2016-13 is commonly referred to as Current Expected Credit Losses ("CECL") and requires that a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments in this update affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income, including such financial assets as loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. On June 17, 2016, the four, federal financial institution regulatory agencies (the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the National Credit Union Administration and the Office of the Comptroller of the Currency), issued a joint statement to provide information about ASU 2016-13 and the initial supervisory views regarding the implementation of the new standard. The joint statement applies to all banks, savings associations, credit unions and financial institution holding companies, regardless of asset size. The statement details the key elements of, and the steps necessary for, the successful transition to the new accounting standard. In addition, the statement notifies financial institutions that because the appropriate allowance levels are institution-specific amounts, the agencies will not establish benchmark targets or ranges for the change in institutions' allowance levels upon adoption of the ASU, or for allowance levels going forward. ASU 2016-13 was originally effective for public business entities that are registered with the U.S. Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934, as amended, including smaller reporting companies, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this ASU earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. On November 15, 2019, the Financial Accounting Standards Board ("FASB") issued ASU 2019-10, "Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates," which finalized various effective dates delay for private companies, not-for-profit organizations, and certain smaller reporting companies. Specifically, under ASU 2019-10 the effective date for implementation of CECL for smaller reporting companies, private companies and not-for-profits was extended to fiscal years, and interim periods within those years, beginning after December 15, 2022. As a smaller reporting company, FNCB adopted this guidance on January 1, 2023. In implementing this guidance, FNCB formed a CECL task group comprised of members of management for its finance, credit administration, lending, internal audit, loan operations and information systems units. The CECL task group has evaluated the impact of the current expected loss methodology to identify the necessary modifications in accordance with this standard which will require a change in the processes and procedures to calculated the allowance for loan and lease losses, including changes in assumptions and estimates to consider expected credit losses over the life of the loan versus the current incurred loss methodology. FNCB also engaged a third-party consultant to assist and provide guidance in determining the appropriate methodology for each segment and evaluating qualitative factors and economic data to develop appropriate forecasts for integration into the model. Management has determined that peer loss experience provides the best basis for its assessment of expected credit losses to determine FNCB's allowance and has run parallel model results in preparation for adopting the new guidance on January 1, 2023. FNCB engaged another third-party consultant that performed an independent validation of the model. Management continues to finalize documentation on the methodologies utilized as well as the controls, processes, policies and disclosures. FNCB will recognize a cumulative effect adjustment to the opening retained earnings as of the adoption date. Management currently estimates the allowance for credit losses will be in a range of $11.5 million to $11.8 million, decreasing the allowance by approximately $2.4 million to $2.6 million. The estimated increase to equity, net of tax, will range from $1.9 million to $2.1 million. The actual impact will depend on a number of internal and external factors including: outstanding loan balances, characteristics of FNCB's loan and securities portfolios, macroeconomic conditions, forecast information and management's judgement. Management is currently evaluating the impact of the reserve for unfunded commitments. Additionally, adoption of ASU 2016-13 could result in higher volatility in our quarterly credit loss provision than the current reserve process and could adversely impact FNCB's ongoing results of operations.

ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): "Troubled Debt Restructurings and Vintage Disclosures," eliminates the TDR recognition and measurement guidance and, instead, requires that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. For public business entities, these amendments require that an entity disclose current-period gross charge-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. Gross charge-off information must be included in the vintage disclosures required for public business entities in accordance with paragraph 326-20-50-6, which requires that an entity disclose the amortized cost basis of financing receivables by credit quality indicator and class of financing receivable by year of origination. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. These amendments should be applied prospectively, except for the transition method related to the recognition and measurement of TDRs, which an entity has the option to apply a modified retrospective transition method resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. Early adoption is permitted if an entity has adopted ASU No. 2016-13, including adoption in an interim period. If an entity elects to early adopt ASU No. 2022-02 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes the interim period. An entity may elect to early adopt the amendments about TDRs and related disclosure enhancements separately from the amendments related to vintage disclosures. The amendments in ASU 2022-02 are effective upon FNCB's adoption of ASU 2016-13.

ASU 2020-01 Investments - Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). The new guidance addresses accounting for the transition into and out of the equity method and measuring certain purchase options and forward contracts to acquire investments. If a company is applying the measurement alternative for an equity investment under ASC 321 and must transition to the equity method, or if applying the equity method and must transition to ASC 321; because of an observable transaction, it will remeasure its investment immediately before transition. If a company holds certain non-derivative forward contracts or purchased call options to acquire equity securities, such instruments generally will be measured using the fair value principles of ASC 321 before settlement or exercise. ASU 2020-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public business entities, and for fiscal years, and interim periods within those fiscal years beginning after December 15, 2021 for all other entities. Early adoption is permitted. The adoption of this guidance on January 1, 2022 did not have a material effect on the operating results or financial position of FNCB.

ASU 2020-04, Reference Rate Reform (Topic 848): "Facilitation of the Effects of Reference Rate Reform on Financial Reporting," provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. It provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments in ASU 2020-04 were effective upon issuance. On January 7, 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848) that clarifies that certain optional expedients and exceptions provided for in ASU 2020-04 also apply to derivatives that do not reference a rate that is being discontinued but otherwise are affected by reference rate reform. ASU 2021-01 clarifies that changes in the interest rates used for margining, discounting, or contract price alignment for derivative instruments that are being implemented as part of the market-wide transition to new reference rates, commonly referred to as the "discounting transition," are within the scope of Topic 848. ASU 2021-01 was effective upon issuance. As part of its overall evaluation of reference rate reform, management is still evaluating the impact that LIBOR replacement will have on FNCB's operating results and financial position. Any such impacts will be prospective in nature and may affect net interest income and fair value estimates after the effective date of such rate replacement. The LIBOR replacement is not expected to have a material effect on the operating results or financial position of FNCB.

Note 3. SECURITIES

Debt Securities

The following tables present the amortized cost, gross unrealized gains and losses, and the fair value of FNCB's available-for-sale debt securities at December 31, 2022 and 2021:

	December 31, 2022			
(in thousands)	**Amortized Cost**	**Gross Unrealized Holding Gains**	**Gross Unrealized Holding Losses**	**Fair Value**
Available-for-sale debt securities:				
U.S. Treasury	$ 36,801	$ -	$ 4,667	$ 32,134
Obligations of state and political subdivisions	250,244	90	29,552	220,782
U.S. government/government-sponsored agencies:				
Collateralized mortgage obligations - residential	93,577	-	13,170	80,407
Collateralized mortgage obligations - commercial	3,649	-	320	3,329
Mortgage-backed securities	23,332	1	2,670	20,663
Private collateralized mortgage obligations	80,648	-	8,141	72,507
Corporate debt securities	33,630	-	2,958	30,672
Asset-backed securities	15,287	5	351	14,941
Negotiable certificates of deposit	744	-	88	656
Total available-for-sale debt securities	$ 537,912	$ 96	$ 61,917	$ 476,091

	December 31, 2021			
(in thousands)	**Amortized Cost**	**Gross Unrealized Holding Gains**	**Gross Unrealized Holding Losses**	**Fair Value**
Available-for-sale debt securities:				
U.S. Treasury	$ 36,751	$ 1	$ 397	$ 36,355
Obligations of state and political subdivisions	235,489	9,651	768	244,372
U.S. government/government-sponsored agencies:				
Collateralized mortgage obligations - residential	101,321	1,158	1,769	100,710
Collateralized mortgage obligations - commercial	3,685	87	45	3,727
Mortgage-backed securities	25,467	263	224	25,506
Private collateralized mortgage obligations	68,137	60	1,032	67,165
Corporate debt securities	31,300	940	177	32,063
Asset-backed securities	11,907	42	17	11,932
Negotiable certificates of deposit	744	-	8	736
Total available-for-sale debt securities	$ 514,801	$ 12,202	$ 4,437	$ 522,566

Except for securities of U.S. government and government-sponsored agencies, there were no securities of any individual issuer that exceeded 10.0% of shareholders' equity at December 31, 2022 or 2021.

The following table presents the maturity information of FNCB's available-for-sale debt securities at December 31, 2022. Expected maturities will differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Because collateralized mortgage obligations, mortgage-backed securities and asset-backed securities are not due at a single maturity date, they are not included in the maturity categories in the following maturity summary.

| | December 31, 2022 | |
| | Amortized Cost | Fair Value |
(in thousands)		
Available -for-sale debt securities:		
Amounts maturing in:		
One year or less	$ 17,709	$ 17,535
After one year through five years	65,344	61,839
After five years through ten years	112,971	97,101
After ten years	125,395	107,769
Collateralized mortgage obligations	177,874	156,243
Mortgage-backed securities	23,332	20,663
Asset-backed securities	15,287	14,941
Total	$ 537,912	$ 476,091

The following table presents the gross proceeds received and gross realized gains and losses on the sale and redemption of available-for-sale debt securities for the years ended December 31, 2022 and 2021:

| | Year Ended December 31, | |
(in thousands)	2022	2021
Available-for-sale debt securities:		
Gross proceeds received on sales	$ 14,004	$ 2,981
Gross proceeds received on redemption	-	1,000
Gross realized gains on sales	78	213
Gross realized losses on sales	(301)	-

The following tables present the number, fair value and gross unrealized losses of available-for-sale debt securities in an unrealized loss position at December 31, 2022 and 2021, aggregated by investment category and length of time the securities have been in an unrealized loss position:

| | December 31, 2022 | | | | | | | | |
| | Less than 12 Months | | | 12 Months or Longer | | | Total | | |
(dollars in thousands)	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
U.S. Treasuries	-	$ -	$ -	17	$ 32,134	$ 4,667	17	$ 32,134	$ 4,667
Obligations of state and political subdivisions	128	146,932	12,751	94	69,872	16,801	222	216,804	29,552
U.S. government/ government-sponsored agencies:									
Collateralized mortgage obligations - residential	16	26,826	3,407	26	53,581	9,763	42	80,407	13,170
Collateralized mortgage obligations - commercial	2	1,911	94	1	1,418	226	3	3,329	320
Mortgage-backed securities	7	8,569	219	7	11,998	2,451	14	20,567	2,670
Private collateralized mortgage obligations	29	27,705	1,213	28	42,819	6,928	57	70,524	8,141
Corporate debt securities	18	21,325	1,805	11	9,347	1,153	29	30,672	2,958
Asset-backed securities	5	7,295	179	5	3,988	172	10	11,283	351
Negotiable certificates of deposit	-	-	-	3	656	88	3	656	88
Total	205	$ 240,563	$ 19,668	192	$ 225,813	$ 42,249	397	$ 466,376	$ 61,917

| (dollars in thousands) | December 31, 2021 | | | | | | | | |
| | Less than 12 Months | | | 12 Months or Longer | | | Total | | |
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
U.S. Treasuries	16	$ 35,394	$ 397	-	$ -	$ -	16	$ 35,394	$ 397
Obligations of state and political subdivisions	41	36,107	702	2	1,257	66	43	37,364	768
U.S. government/ government-sponsored agencies:									
Collateralized mortgage obligations - residential	20	58,848	1,530	2	5,713	239	22	64,561	1,769
Collateralized mortgage obligations - commercial	1	1,632	45	-	-	-	1	1,632	45
Mortgage-backed securities	6	14,585	204	1	1,596	20	7	16,181	224
Private collateralized mortgage obligations	22	44,425	897	3	6,213	135	25	50,638	1,032
Corporate debt securities	9	7,643	107	2	2,180	70	11	9,823	177
Asset-backed securities	4	3,810	14	2	1,293	3	6	5,103	17
Negotiable certificates of deposit	3	736	8	-	-	-	3	736	8
Total	122	$ 203,180	$ 3,904	12	$ 18,252	$ 533	134	$ 221,432	$ 4,437

Management evaluates individual securities in an unrealized loss position quarterly for OTTI. As part of its evaluation, management considers, among other things, the length of time a security's fair value is less than its amortized cost, the severity of decline, any credit deterioration of the issuer, whether or not management intends to sell the security, and whether it is more likely than not that FNCB will be required to sell the security prior to recovery of its amortized cost.

Management performed a review of all securities in an unrealized loss position as of December 31, 2022 and determined that changes in the fair values of the securities were consistent with movements in market interest rates and spreads or general market conditions. In addition, as part of its review, management noted that there was no material change in the credit quality of any of the issuers or any other event or circumstance that may cause a significant adverse effect on the fair value of these securities. Moreover, to date, FNCB has received all scheduled principal and interest payments and expects to fully collect all future contractual principal and interest payments on all securities in an unrealized loss position at December 31, 2022. FNCB does not intend to sell the securities, nor is it more likely than not that it will be required to sell the securities, prior to recovery of their amortized cost. Based on the results of its review and considering the attributes of these debt securities, management concluded that the individual unrealized losses were temporary and OTTI did not exist at December 31, 2022.

Equity Securities

Included in equity securities with readily determinable fair values at December 31, 2022 and December 31, 2021 were investments in the common or preferred stock of publicly traded bank holding companies and an investment in a mutual fund comprised of 1-4 family residential mortgage-backed security collateralized by properties within FNCB's market area. Equity securities with readily determinable fair values are reported at fair value with net unrealized gains and losses recognized in the consolidated statements of income.

The following table presents unrealized and realized gains and losses recognized in net income on equity securities for the years ended December 31, 2022 and 2021:

| (in thousands) | Year Ended December 31, | |
	2022	2021
Net (loss) gain recognized on equity securities	$ (34)	$ 701
Less: net gains recognized on equity securities sold/acquired	118	-
Unrealized (loss) gain recognized on equity securities	$ (152)	$ 701

Equity Securities and Equity Securities without Readily Determinable Fair Value

At December 31, 2022 and December 31, 2021, equity securities without readily determinable fair values consisted of a $500 thousand investment in a fixed-rate, non-cumulative perpetual preferred stock of a privately-held bank holding company, which is included in other assets in the consolidated statement of financial condition. The preferred stock pays quarterly dividends at an annual rate of 8.25%, which commenced on March 30, 2021. The preferred stock of this bank holding company is not traded on any established market and is accounted for as an equity security without a determinable fair value. Under GAAP, an equity security without a readily determinable fair value shall be written down to its fair values if a qualitative assessment indicates that the investment is impaired, and the fair value of the investment is less than its carrying value. As part of its qualitative assessment, management engaged an independent third party to provide valuations of this investment as of December 31, 2022 and 2021, which indicated that the investment was not impaired. Accordingly, management determined that no adjustment for impairment was required at December 31, 2022 and December 31, 2021.

Restricted Stock

The following table presents FNCB's investment in restricted securities at December 31, 2022 and 2021. Restricted securities have limited marketability and are carried at cost. Management noted no indicators of impairment for FHLB of Pittsburgh or ACBB stock at December 31, 2022 and 2021:

	December 31,	
(in thousands)	2022	2021
Stock in Federal Home Loan Bank of Pittsburgh	$ 8,535	$ 1,901
Stock in Atlantic Community Bankers Bank	10	10
Total restricted securities, at cost	$ 8,545	$ 1,911

Note 4. LOANS AND LEASES

The following table summarizes loans and leases receivable, net, by major category at December 31, 2022 and 2021:

	December 31,	
(in thousands)	2022	2021
Residential real estate	$ 250,221	$ 234,113
Commercial real estate	376,976	366,009
Construction, land acquisition and development	66,555	41,646
Commercial and industrial	272,024	193,086
Consumer	92,612	85,522
State and political subdivisions	64,955	61,071
Total loans and leases, gross	1,123,343	981,447
Unearned income	(810)	(1,442)
Net deferred origination fees	1,784	(566)
Allowance for loan and lease losses	(14,193)	(12,416)
Loans and leases, net	$ 1,110,124	$ 967,023

Included in commercial and industrial loans and leases at December 31, 2022 and December 31, 2021 were $1.3 million and $21.9 million, respectively, of loans originated under the Small Business Administration ("SBA") Payment Protection Program ("PPP"). Included in net deferred origination fees at December 31, 2022 and December 31, 2021, were $40 thousand and $1.0 million, respectively, in deferred origination fees, net of deferred loan origination costs, associated with the PPP Loans. PPP loans are 100.0% guaranteed and may be forgiven by the SBA. Accordingly, there was no ALLL established for PPP loans at December 31, 2022 and 2021.

In 2021, management expanded FNCB's commercial credit product offerings to include commercial equipment financing, through simple interest loans, direct finance leases and municipal leases. Simple interest loans and direct finance leases originated under this initiative are included in commercial and industrial loans, tax-free municipal leases originated under this initiative are included in state and political subdivision loans. Simple interest loans and direct finance leases were $79.3 million and $7.9 million, respectively at December 31, 2022 and 2021. Tax-free municipal leases were $4.4 million at December 31, 2022 and $2.4 million at December 31, 2021.

FNCB has granted loans, letters of credit and lines of credit to certain of its executive officers and directors as well as to certain of their related parties. For more information about related party transactions, refer to Note 12, "Related Party Transactions" to these consolidated financial statements.

For information about credit concentrations within FNCB's loan portfolio, refer to Note 13, "Commitments, Contingencies and Concentrations" to these consolidated financial statements.

FNCB originates 1- 4 family residential mortgage loans for sale in the secondary market. The aggregate principal balance of 1-4 family residential mortgages sold on the secondary market were $9.2 million for the year ended December 31, 2022 and $9.4 million for the year ended December 31, 2021. Net gains on the sale of residential mortgage loans were $205 thousand in 2022 and $352 thousand in 2021. FNCB retains servicing rights on mortgages sold in the secondary market. At December 31, 2022, there were $60 thousand in 1-4 family residential mortgage loans held for sale. There were no 1-4 family residential mortgage loans held for sale at December 31, 2021.

The unpaid principal balance of loans serviced for others, including residential mortgages and SBA-guaranteed loans were $78.7 million and $77.2 million at December 31, 2022 and 2021, respectively.

FNCB does not have any lending programs commonly referred to as "subprime lending". Subprime lending generally targets borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgements, and bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios.

FNCB provides for loan and lease losses based on the consistent application of its documented ALLL methodology. Loan and lease losses are charged to the ALLL and recoveries are credited to it. Additions to the ALLL are provided by charges against income based on various factors which, in management's judgement, deserve current recognition of estimated probable losses. Loan and lease losses are charged-off in the period the loans, or portions thereof, are deemed uncollectible. Generally, FNCB will record a loan charge-off (including a partial charge-off) to reduce a loan to the estimated recoverable amount based on its methodology detailed below. Management regularly reviews the loan portfolio and makes adjustments for loan losses in order to maintain the ALLL in accordance with GAAP. The ALLL consists primarily of the following two components:

(1) Specific allowances are established for impaired loans, which FNCB defines as all loan relationships with an aggregate outstanding balance greater than $100 thousand rated substandard and on non-accrual, loans rated doubtful or loss, and all TDRs. The amount of impairment provided for as an allowance is represented by the deficiency, if any, between the carrying value of the loan and either (a) the present value of expected future cash flows discounted at the loan's effective interest rate, (b) the loan's observable market price, or (c) the fair value of the underlying collateral, less estimated costs to sell, for collateral dependent loans. Impaired loans that have no impairment losses are not considered in the establishment of general valuation allowances as described below. If management determines that collection of the impairment amount is remote, a charge-off will be recorded for the impairment amount.

(2) General allowances are established for loan losses on a portfolio basis for loans that do not meet the definition of impaired. FNCB divides its portfolio into loan segments for loans exhibiting similar characteristics. Loans rated special mention or substandard and accruing, which are embedded in these loan segments, are then separated from these loan segments, as these loans are subject to an analysis that emphasizes the credit risk associated with these loans. An estimated loss rate is then applied to each loan segment, which are based on FNCB's own historical loss experience for each respective loan segment. In addition, management evaluates and applies to each loan segment certain qualitative or environmental factors that are likely to cause estimated credit losses associated with FNCB's existing portfolio to differ from historical experience, which are discussed below. For loans that have an internal credit rating of special mention or substandard, the qualitative and environmental factors are further adjusted for the increased risk.

In addition to the specific and general components, management may establish an unallocated allowance that is used to cover any inherent losses that exist as of the evaluation date, but which may have not been identified under the methodology.

As part of its evaluation, management considers qualitative and environmental factors, including, but not limited to:

- changes in national, local, and business economic conditions and developments, including the condition of various market segments;
- changes in the nature and volume of the loan portfolio;
- changes in lending policies and procedures, including underwriting standards, collection, charge-off and recovery practices and results;
- changes in the experience, ability and depth of lending management and staff;
- changes in the quality of the loan review system and the degree of oversight by the Board of Directors;
- changes in the trend of the volume and severity of past due and classified loans, including trends in the volume of non-accrual loans, TDRs and other loan modifications;
- the existence and effect of any concentrations of credit and changes in the level of such concentrations;
- the effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the current loan portfolio; and
- analysis of customers' credit quality, including knowledge of their operating environment and financial condition.

Management evaluates the credit quality of the loan portfolio on an ongoing basis and performs a formal review of the adequacy of the ALLL on a quarterly basis. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions. However, actual loan losses may be significantly more than the established ALLL, which could have a material negative effect on FNCB's operating results or financial condition. While management uses the best information available to make its evaluations, future adjustments to the ALLL may be necessary if conditions differ substantially from the information used in making the evaluations. Banking regulators, as an integral part of their examination of FNCB, also review the ALLL, and may require, based on their judgments about information available to them at the time of their examination, that certain loan balances be charged off or require that adjustments be made to the ALLL.

The following table summarizes activity in the ALLL by major category for the years ended December 31, 2022 and 2021:

Allowance for Loan and Lease Losses by Loan Category
December 31, 2022

(in thousands)	Residential Real Estate	Commercial Real Estate	Construction, Land Acquisition and Development	Commercial and Industrial	Consumer	State and Political Subdivisions	Unallocated	Total
Allowance for loan and lease losses:								
Beginning balance, January 1, 2022	$ 2,081	$ 4,530	$ 392	$ 2,670	$ 1,159	$ 455	$ 1,129	$ 12,416
Charge-offs	(3)	-	-	(69)	(1,234)	-	-	(1,306)
Recoveries.	3	293	10	30	785	-	-	1,121
Provisions (credits)	134	(630)	345	1,468	597	48	-	1,962
Ending balance, December 31, 2022	$ 2,215	$ 4,193	$ 747	$ 4,099	$ 1,307	$ 503	$ 1,129	$ 14,193
Specific reserve	$ 17	$ 15	$ -	$ 2	$ -	$ -	$ -	$ 34
General reserve	$ 2,198	$ 4,178	$ 747	$ 4,097	$ 1,307	$ 503	$ 1,129	$ 14,159
Loans and leases receivable:								
Individually evaluated for impairment	$ 1,472	$ 5,766	$ -	$ 362	$ -	$ -	$ -	$ 7,600
Collectively evaluated for impairment	248,749	371,210	66,555	271,662	92,612	64,955	-	1,115,744
Total loans and leases, gross at December 31, 2022	$ 250,221	$ 376,976	$ 66,555	$ 272,024	$ 92,612	$ 64,955	$ -	$ 1,123,343

Allowance for Loan and Lease Losses by Loan Category
December 31, 2021

(in thousands)	Residential Real Estate	Commercial Real Estate	Construction, Land Acquisition and Development	Commercial and Industrial	Consumer	State and Political Subdivisions	Unallocated	Total
Allowance for loan and lease losses:								
Beginning balance, January 1, 2021	$ 1,715	$ 4,268	$ 538	$ 2,619	$ 1,319	$ 405	$ 1,086	$ 11,950
Charge-offs	(14)	(11)	-	(218)	(543)	-	-	(786)
Recoveries	17	467	13	74	515	-	-	1,086
Provisions (credits)	363	(194)	(159)	195	(132)	50	43	166
Ending balance, December 31, 2021	$ 2,081	$ 4,530	$ 392	$ 2,670	$ 1,159	$ 455	$ 1,129	$ 12,416
Specific reserve	$ 9	$ 6	$ -	$ 11	$ -	$ -	$ -	$ 26
General reserve	$ 2,072	$ 4,524	$ 392	$ 2,659	$ 1,159	$ 455	$ 1,129	$ 12,390
Loans and leases receivable:								
Individually evaluated for impairment	$ 1,681	$ 7,530	$ -	$ 762	$ -	$ -	$ -	$ 9,973
Collectively evaluated for impairment	232,432	358,479	41,646	192,324	85,522	61,071	-	971,474
Total loans and leases, gross at December 31, 2021	$ 234,113	$ 366,009	$ 41,646	$ 193,086	$ 85,522	$ 61,071	$ -	$ 981,447

Credit Quality Indicators – Commercial Loans

Management continuously monitors and evaluates the credit quality of FNCB's commercial loans and leases by regularly reviewing certain credit quality indicators. Management utilizes credit risk ratings as the key credit quality indicator for evaluating the credit quality of FNCB's loan and lease receivables.

FNCB's commercial loan classification and credit grading processes are part of the lending, underwriting, and credit administration functions to ensure an ongoing assessment of credit quality. FNCB maintains a formal, written loan classification and credit grading system that includes a discussion of the factors used to assign appropriate classifications of credit grades to loans. The risk grade groupings provide a mechanism to identify risk within the loan portfolio and provide management and the board of directors with periodic reports by risk category. The process also identifies groups of loans that warrant the special attention of management. Accurate and timely loan classification and credit grading is a critical component of loan portfolio management. Loan officers are required to review their loan portfolio risk ratings regularly for accuracy. In addition, the credit risk ratings play an important role in the loan review function, as well as the establishment and evaluation of the provision for loan and lease losses and the ALLL.

The loan review function uses the same risk rating system in the loan review process. Quarterly, FNCB engages an independent third party to assess the quality of the loan portfolio and evaluate the accuracy of ratings with the loan officer's and management's assessment.

FNCB's loan rating system assigns a degree of risk to commercial loans based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. Management analyzes these non-homogeneous loans individually by grading the loans as to credit risk and probability of collection for each type of loan. Commercial and industrial loans include commercial indirect auto loans which are not individually risk rated, and construction, land acquisition and development loans include residential construction loans which are also not individually risk rated. These loans are monitored on a pool basis due to their homogeneous nature as described in "Credit Quality Indicators – Other Loans" below. FNCB risk rates certain residential real estate loans and consumer loans that are part of a larger commercial relationship using a credit grading system as described in "Credit Quality Indicators – Commercial Loans." The grading system contains the following basic risk categories:

1. Minimal Risk
2. Above Average Credit Quality
3. Average Risk
4. Acceptable Risk
5. Pass - Watch
6. Special Mention
7. Substandard - Accruing
8. Substandard - Non-Accrual
9. Doubtful
10. Loss

This analysis is performed on a quarterly basis using the following definitions for risk ratings:

Pass – Assets rated 1 through 5 are considered pass ratings. These assets show no current or potential problems and are considered fully collectible. All such loans are evaluated collectively for ALLL calculation purposes. However, accruing loans restructured under a TDR that have been performing for an extended period, do not represent a higher risk of loss, and have been upgraded to a pass rating are evaluated individually for impairment.

Special Mention – Assets classified as special mention do not currently expose FNCB to a sufficient degree of risk to warrant an adverse classification but do possess credit deficiencies or potential weaknesses deserving close attention. Special mention assets have a potential weakness or pose an unwarranted financial risk which, if not corrected, could weaken the asset and increase risk in the future.

Substandard – Assets classified as substandard have well defined weaknesses based on objective evidence and are characterized by the distinct possibility that FNCB will sustain some loss if the deficiencies are not corrected.

Doubtful – Assets classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that such weaknesses make collection or liquidation in full highly questionable and improbable based on current circumstances.

Loss – Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted.

Credit Quality Indicators – Other Loans

Certain residential real estate loans, consumer loans, and commercial and municipal indirect auto loans are monitored on a pool basis due to their homogeneous nature. Loans that are delinquent 90 days or more are placed on non-accrual status unless collection of the loan is in process and reasonably assured. FNCB utilizes accruing versus non-accrual status as the credit quality indicator for these loan pools.

The following tables present the recorded investment in loans and leases receivable by major category and credit quality indicator at December 31, 2022 and 2021:

Credit Quality Indicators
December 31, 2022

(in thousands)	Commercial Loans						Other Loans			Total
	Pass	Special Mention	Substandard	Doubtful	Loss	Subtotal Commercial	Accruing Loans	Non-accrual Loans	Subtotal Other	Total Loans
Residential real estate	$ 43,188	$ 434	$ 99	$ -	$ -	$ 43,721	$ 205,887	$ 613	$ 206,500	$ 250,221
Commercial real estate	367,866	7,082	2,028	-	-	376,976	-	-	-	376,976
Construction, land acquisition and development	62,965	797	-	-	-	63,762	2,793	-	2,793	66,555
Commercial and industrial	260,358	829	8,875	-	-	270,062	1,962	-	1,962	272,024
Consumer....	-	-	-	-	-	-	92,251	361	92,612	92,612
State and political subdivisions	64,955	-	-	-	-	64,955	-	-	-	64,955
Total........	$ 799,332	$ 9,142	$ 11,002	$ -	$ -	$ 819,476	$ 302,893	$ 974	$ 303,867	$ 1,123,343

Credit Quality Indicators
December 31, 2021

(in thousands)	Commercial Loans						Other Loans			Total
	Pass	Special Mention	Substandard	Doubtful	Loss	Subtotal Commercial	Accruing Loans	Non-accrual Loans	Subtotal Other	Total Loans
Residential real estate	$ 42,028	$ 530	$ 77	$ -	$ -	$ 42,635	$ 190,919	$ 559	$ 191,478	$ 234,113
Commercial real estate	350,904	8,232	6,873	-	-	366,009	-	-	-	366,009
Construction, land acquisition and development.	34,869	-	-	-	-	34,869	6,777	-	6,777	41,646
Commercial and industrial	187,554	1,877	1,343	-	-	190,774	2,312	-	2,312	193,086
Consumer.....	-	-	-	-	-	-	85,291	231	85,522	85,522
State and political subdivisions .	61,066	-	-	-	-	61,066	5	-	5	61,071
Total.........	$ 676,421	$ 10,639	$ 8,293	$ -	$ -	$ 695,353	$ 285,304	$ 790	$ 286,094	$ 981,447

Included in loans and leases receivable are loans for which the accrual of interest income has been discontinued due to deterioration in the financial condition of the borrowers. The recorded investment in these non-accrual loans was $2.8 million at December 31, 2022 and $3.9 million at December 31, 2021. Generally, loans are placed on non-accrual status when they become 90 days or more delinquent. Once a loan is placed on non-accrual status it remains on non-accrual status until it has been brought current, has six months of performance under the loan terms, and factors indicating reasonable doubt about the timely collection of payments no longer exists. Therefore, loans may be current in accordance with their loan terms, or may be less than 90 days delinquent, and still be on a non-accrual status. There were $79 thousand in consumer loans that were past 90 days or more and still accruing at December 31, 2022, which comprise entirely of unsecured personal loans purchased from a third-party originator. There were no loans past due 90 days or more and still accruing at December 31, 2021.

The following tables present the delinquency status of past due and non-accrual loans and leases at December 31, 2022 and 2021:

| | December 31, 2022 | | | | |
| | Delinquency Status | | | | |
(in thousands)	0-29 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	>/= 90 Days Past Due	Total
Performing (accruing) loans and leases:					
Residential real estate	$ 248,953	$ 555	$ -	$ -	$ 249,508
Commercial real estate	375,431	-	-	-	375,431
Construction, land acquisition and development	66,555	-	-	-	66,555
Commercial and industrial	271,767	113	-	-	271,880
Consumer	90,794	965	413	79	92,251
State and political subdivisions	64,955	-	-	-	64,955
Total performing (accruing) loans and leases	1,118,455	1,633	413	79	1,120,580
Non-accrual loans and leases:					
Residential real estate	156	84	16	457	713
Commercial real estate	218	-	-	1,327	1,545
Construction, land acquisition and development	-	-	-	-	-
Commercial and industrial	144	-	-	-	144
Consumer	96	26	53	186	361
State and political subdivisions	-	-	-	-	-
Total non-accrual loans and leases	614	110	69	1,970	2,763
Total loans and leases receivable	$ 1,119,069	$ 1,743	$ 482	$ 2,049	$ 1,123,343

| | December 31, 2021 | | | | |
| | Delinquency Status | | | | |
(in thousands)	0-29 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	>/= 90 Days Past Due	Total
Performing (accruing) loans and leases:					
Residential real estate	$ 233,054	$ 406	$ 17	$ -	$ 233,477
Commercial real estate	363,394	116	-	-	363,510
Construction, land acquisition and development	41,646	-	-	-	41,646
Commercial and industrial	192,584	4	1	-	192,589
Consumer	84,333	754	204	-	85,291
State and political subdivisions	61,071	-	-	-	61,071
Total performing (accruing) loans and leases	976,082	1,280	222	-	977,584
Non-accrual loans and leases:					
Residential real estate	67	27	87	455	636
Commercial real estate	1,172	-	-	1,327	2,499
Construction, land acquisition and development	-	-	-	-	-
Commercial and industrial	497	-	-	-	497
Consumer	117	85	15	14	231
State and political subdivisions	-	-	-	-	-
Total non-accrual loans and leases	1,853	112	102	1,796	3,863
Total loans and leases receivable	$ 977,935	$ 1,392	$ 324	$ 1,796	$ 981,447

The following tables present a distribution of the recorded investment, unpaid principal balance and the related allowance for FNCB's impaired loans, which have been analyzed for impairment under ASC 310, at December 31, 2022 and 2021. Non-accrual loans, other than TDRs, with balances less than the $100 thousand loan relationship threshold are not evaluated individually for impairment and accordingly, are not included in the following tables. However, these loans are evaluated collectively for impairment as homogeneous pools in the general allowance under ASC 450. Total non-accrual loans, other than TDRs, with balances less than the $100 thousand loan relationship threshold that were evaluated under ASC 450 amounted to $0.7 million and $0.6 million at December 31, 2022 and 2021, respectively.

| (in thousands) | December 31, 2022 | | |
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no allowance recorded:			
Residential real estate	$ 431	$ 509	$ -
Commercial real estate	1,071	1,339	-
Construction, land acquisition and development	-	-	-
Commercial and industrial	218	218	-
Consumer	-	-	-
State and political subdivisions	-	-	-
Total impaired loans with no related allowance recorded	1,720	2,066	-
With a related allowance recorded:			
Residential real estate	1,041	1,041	17
Commercial real estate	4,695	4,695	15
Construction, land acquisition and development	-	-	-
Commercial and industrial	144	362	2
Consumer	-	-	-
State and political subdivisions	-	-	-
Total impaired loans with a related allowance recorded	5,880	6,098	34
Total of impaired loans:			
Residential real estate	1,471	1,550	17
Commercial real estate	5,766	6,034	15
Construction, land acquisition and development	-	-	-
Commercial and industrial	363	580	2
Consumer	-	-	-
State and political subdivisions	-	-	-
Total impaired loans	$ 7,600	$ 8,164	$ 34

(in thousands)		Recorded Investment		Unpaid Principal Balance		Related Allowance
		December 31, 2021				
With no allowance recorded:						
Residential real estate	$	395	$	463	$	-
Commercial real estate		2,499		4,230		-
Construction, land acquisition and development		-		-		-
Commercial and industrial		314		347		-
Consumer		-		-		-
State and political subdivisions		-		-		-
Total impaired loans with no related allowance recorded		3,208		5,040		-
With a related allowance recorded:						
Residential real estate		1,286		1,285		9
Commercial real estate		5,031		5,031		6
Construction, land acquisition and development		-		-		-
Commercial and industrial		448		666		11
Consumer		-		-		-
State and political subdivisions		-		-		-
Total impaired loans with a related allowance recorded		6,765		6,982		26
Total of impaired loans:						
Residential real estate		1,681		1,748		9
Commercial real estate		7,530		9,261		6
Construction, land acquisition and development		-		-		-
Commercial and industrial		762		1,013		11
Consumer		-		-		-
State and political subdivisions		-		-		-
Total impaired loans	$	9,973	$	12,022	$	26

The following table presents the average balance and interest income by loan category recognized on impaired loans for the years ended December 31, 2022 and 2021:

(in thousands)		Average Balance		Interest Income (1)		Average Balance		Interest Income (1)
		Year Ended December 31,						
		2022				**2021**		
Residential real estate	$	1,640	$	65	$	1,966	$	71
Commercial real estate		6,614		251		8,052		223
Construction, land acquisition and development		-		-		33		2
Commercial and industrial		482		19		969		9
Consumer		-		-		-		-
State and political subdivisions		-		-		-		-
Total impaired loans	$	8,736	$	335	$	11,020	$	305

(1) Interest income represents income recognized on performing TDRs.

The additional interest income that would have been earned on non-accrual and restructured loans had these loans performed in accordance with their original terms approximated to $175 thousand and $215 thousand, respectively, for years ended December 31, 2022 and 2021.

Troubled Debt Restructured Loans

TDRs at December 31, 2022 and 2021 were $5.7 million and $6.9 million, respectively. Accruing and non-accruing TDRs were $5.5 million and $0.2 million, respectively at December 31, 2022 and $6.7 million and $0.2 million, respectively at December 31, 2021. There were approximately $26 thousand in specific reserves established for TDRs at both December 31, 2022 and 2021. FNCB was not committed to lend additional funds to any loan classified as a TDR at December 31, 2022 and 2021.

The modification of the terms of loans classified as TDRs may include one or a combination of the following, among others: a reduction of the stated interest rate of the loan, an extension of the maturity date, capitalization of real estate taxes, a payment modification under a forbearance agreement, or a permanent reduction of the recorded investment in the loan. There were no loans modified as TDRs during the year ended December 31, 2022.

There was one loan that was modified as a TDR during the year ended December 31, 2021. The modification involved a commercial and industrial loan that was granted a principal forbearance. The pre- and post-modification recorded investment for this loan at the time of modification was $235 thousand.

There were no TDRs modified within the previous 12 months that defaulted during the years ended December 31, 2022 and 2021.

Residential Real Estate Loan Foreclosures

There were three residential real estate loans with an aggregate recorded investment of $215 thousand that were in the process of foreclosure at December 31, 2022. There were two residential real estate loans with an aggregate recorded investment of $98 thousand that were in the process of foreclosure at December 31, 2021. FNCB did not have any residential real estate properties in OREO at December 31, 2022.

In 2021, FNCB obtained a deed in lieu of foreclosure for a residential mortgage with a recorded investment of $138 thousand. FNCB accepted an offer of $205 thousand at which time the property went under agreement of sale and the sale closed prior to December 31, 2021. At the time of acceptance, FNCB transferred the property to OREO at the selling price less cost to sell of $178 thousand and recorded a positive valuation adjustment of $40 thousand, which is included in non-interest income for the year ended December 31, 2021.

Note 5. BANK PREMISES AND EQUIPMENT

The following table summarizes bank premises and equipment at December 31, 2022 and 2021:

	December 31,	
(in thousands)	2022	2021
Land	$ 2,930	$ 2,776
Buildings and improvements	14,408	14,249
Furniture, fixtures and equipment	11,048	10,610
Leasehold improvements	3,328	2,980
Total	31,714	30,615
Accumulated depreciation	(16,098)	(14,533)
Net	$ 15,616	$ 16,082

Depreciation and amortization expense of premises and equipment amounted to $1.6 million for both of the years ended December 31, 2022, and 2021.

In 2021, FNCB received approval from its primary regulator to consolidate the Bank's Wheeler Avenue Community Office into its Main Office, both are located in Dunmore, Lackawanna County, Pennsylvania. FNCB is obligated under a land lease through December 2024 for the Wheeler Avenue property and FNCB received an independent third-party appraisal of the building and improvements, which it owns. Upon regulatory approval to consolidate the two offices, FNCB transferred the building and improvements to OREO at fair value less cost to sell and recorded loss on the transfer of $242 thousand which is included in other operating expenses of the consolidated statement of income for the year ended December 31, 2021. In the fourth quarter of 2022, management decided to utilize the property as a temporary training facility until expiration of the lease in December 2024. Accordingly, the property was transferred out of OREO into bank premises and equipment at fair value during the fourth quarter of 2022. No gain or loss was recorded upon the transfer.

Note 6. OTHER ASSETS

The major components of other assets at December 31, 2022 and 2021 are summarized as follows:

	December 31,	
(in thousands)	2022	2021
Other real estate owned	$ -	$ 920
Investment in low-income housing tax credit program	11,014	-
Right of use assets	3,226	2,955
Mortgage servicing rights	254	268
Interest rate swaps	1,946	371
Net deferred tax asset	16,826	1,797
Equity securities without readily determined fair value	500	500
Other assets	9,239	7,851
Total	$ 43,005	$ 14,662

Note 7. DEPOSITS

The following table summarizes deposits by major category at December 31, 2022 and 2021:

	December 31,	
(in thousands)	2022	2021
Demand (non-interest bearing)	$ 305,850	$ 320,089
Interest-bearing:		
Interest-bearing demand	808,497	857,849
Savings	148,426	134,224
Time ($250,000 and over)	24,902	26,531
Other time	132,972	116,335
Total interest-bearing	1,114,797	1,134,939
Total deposits	$ 1,420,647	$ 1,455,028

The aggregate amount of deposits reclassified as loans was $124 thousand at December 31, 2022 and $83 thousand at December 31, 2021. Management evaluates transaction accounts that are overdrawn for collectability as part of its evaluation for credit losses. During 2022 and 2021, no deposits were received on terms other than those available in the normal course of business.

The following table summarizes scheduled maturities of time deposits, including certificates of deposit and individual retirement accounts, at December 31, 2022:

(in thousands)	$250,000 and Over	Other Time Deposits	Total
2023	$ 21,895	$ 94,644	$ 116,539
2024	3,007	29,767	32,774
2025	-	4,582	4,582
2026	-	2,050	2,050
2027	-	1,929	1,929
Total	$ 24,902	$ 132,972	$ 157,874

Investment securities with a carrying value of $357.2 million at December 31, 2022 and $410.5 million at December 31, 2021 were pledged to collateralize certain municipal deposits. In addition, FNCB had outstanding letters of credit with the FHLB of Pittsburgh to secure municipal deposits of $47.5 million and $7.5 million at December 31, 2022 and 2021, respectively.

Note 8. BORROWED FUNDS

Short-term borrowings available to FNCB include overnight advances through the FHLB of Pittsburgh advances, federal funds lines of credit and the Federal Reserve Discount Window, which generally represent overnight or less than 30-day borrowings. FNCB's maximum borrowing capacity under federal funds lines of credit, which are unsecured, was $75.0 million at December 31, 2022 and $72.0 million at December 31, 2021. There were no amounts outstanding on federal funds lines of credit at December 31, 2022 or 2021.

FNCB has an agreement with the FHLB of Pittsburgh which allows for borrowings, either overnight or term, up to a maximum borrowing capacity based on a percentage of qualifying loans pledged under a blanket pledge agreement. In addition to pledging loans, FNCB is required to purchase FHLB of Pittsburgh stock based upon the amount of credit extended. Loans that were pledged to collateralize borrowings under this agreement were $482.1 million at December 31, 2022 and $478.3 million at December 31, 2021. FNCB's maximum borrowing capacity was $394.5 million at December 31, 2022. At December 31, 2022 and 2021, there were $47.5 million and $7.5 million, respectively, in letters of credit to secure municipal deposits outstanding under this agreement. There were $139.4 million in overnight advances and $32.7 million in term advances through the FHLB of Pittsburgh outstanding at December 31, 2022. There were $20.0 million in term advances through the FHLB of Pittsburgh outstanding at December 31, 2021.

Advances through the Federal Reserve Bank Discount Window generally include short-term advances which are fully collateralized by certain pledged loans of $25.8 million under the Federal Reserve Bank's Borrower-in-Custody ("BIC") program. There were no advances under the BIC program outstanding at December 31, 2022 and December 31, 2021. FNCB had available borrowing capacity of $19.0 million under this program at December 31, 2022.

(dollars in thousands)	As of and for the Year Ended December 31, 2022				
	Ending Balance	Average Balance	Maximum Month-End Balance	Weighted Average Rate for the Year	Weighted Average Rate at Period End
FHLB of Pittsburgh advances - term	$ 32,650	$ 5,830	$ 32,650	4.51%	4.45%
FHLB of Pittsburgh advances - overnight	139,400	93,309	170,350	2.56	4.45
Federal Reserve discount window BIC advances.	-	66	-	3.77	-
Junior subordinated debentures	10,310	10,310	10,310	3.47	6.44

(dollars in thousands)	As of and for the Year Ended December 31, 2021				
	Ending Balance	Average Balance	Maximum Month-End Balance	Weighted Average Rate for the Year	Weighted Average Rate at Period End
FHLB of Pittsburgh advances - term	20,000	$ 1,890	$ 20,000	0.33%	0.07%
Federal funds	-	28	-	-	-
Junior subordinated debentures	10,310	10,310	10,310	1.85	1.87

On December 14, 2006, the Issuing Trust issued $10.0 million of trust preferred securities (the "Trust Securities") at a variable interest rate of 7.02%, with a scheduled maturity of December 15, 2036. FNCB owns 100.0% of the ownership interest in the Issuing Trust. The proceeds from the issue were invested in $10.3 million, 7.02% Junior Subordinated Debentures (the "Debentures") issued by FNCB. The interest rate on the Trust Securities and the Debentures resets quarterly at a spread of 1.67% above the current 3-month LIBOR rate. Upon the expected phase-out of LIBOR on June 30, 2023, the interest rate on the debentures will reset quarterly at a spread of 1.67% above 3-month CME Term SOFR plus 0.26161%. The average interest rate paid on the Debentures was 3.47% in 2022 and 1.85% in 2021. The Debentures are unsecured and rank subordinate and junior in right to all indebtedness, liabilities and obligations of FNCB. The Debentures represent the sole assets of the Trust. Interest on the Trust Securities is deferrable until a period of twenty consecutive quarters has elapsed. FNCB has the option to prepay the Trust Securities beginning December 15, 2011. FNCB has, under the terms of the Debentures and the related Indenture, as well as the other operative corporate documents, agreed to irrevocably and unconditionally guarantee the Trust's obligations under the Debentures. FNCB has reflected this investment on a deconsolidated basis. As a result, the Debentures totaling $10.3 million, have been reflected in borrowed funds in the consolidated statements of financial condition at December 31, 2022 and 2021 under the caption "Junior Subordinated Debentures". FNCB records interest expense on the Debentures in its consolidated statements of income. FNCB also records its common stock investment issued by First National Community Statutory Trust I in other assets in its consolidated statements of financial condition at December 31, 2022 and

2021. At December 31, 2022 and 2021, accrued and unpaid interest associated with the Debentures amounted to $31 thousand and $9 thousand, respectively.

The following table presents the contractual maturities of borrowed funds at December 31, 2022:

(in thousands)	December 31, 2022
2023	$ 139,400
2024	12,650
2025	20,000
2026	-
2027	-
2028 and thereafter	10,310
Total	$ 182,360

Note 9. DERIVATIVE AND HEDGING TRANSACTIONS

Risk Management Objective of Using Derivatives

FNCB is exposed to certain risks arising from both its business operations and economic conditions. It principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. FNCB manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, FNCB enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future unknown and uncertain cash amounts, the value of which are determined by interest rates. Derivative financial instruments are used to manage differences in the amount, timing, and duration of known or expected cash payments primarily related to FNCB's borrowings. FNCB's existing credit derivatives result from loan participations arrangements, therefore, are not used to manage interest rate risk in FNCB's assets or liabilities.

Cash Flow Hedges of Interest Rate Risk

FNCB's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, FNCB primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for FNCB making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount, such derivatives were used to hedge the variable cash flows associated with forecasted issuances of debt in 2022 and 2021.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive income and subsequently reclassified into interest expense in the same period during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on FNCB's variable-rate debt. During the next twelve months, it is estimated that an additional $604 thousand will be reclassified as a decrease to interest expense.

Non-designated Hedges

Derivatives not designated as hedges are not speculative and result from a service FNCB provides to certain customers. FNCB executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that FNCB executes with a third party, such that FNCB minimizes its net risk exposure resulting from such transactions. As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. FNCB's existing credit derivatives result from participations out of interest rate swaps provided to external lenders as part of loan participation arrangements, therefor, are not used to manage interest rate risk in FNCB's assets or liabilities. Derivatives not designated as hedges are not speculative and result from a service FNCB provides to certain lenders which participate in loans.

Fair Values of Derivative Instruments on the Balance Sheet

The following table presents the fair value of FNCB's derivative financial instruments and the classification on the consolidated statements of financial condition at December 31, 2022 and December 31, 2021:

(in thousands)	Notional Amount	Derivative Assets As of December 31, 2022 Balance Sheet Location	Fair Value	As of December 31, 2021 Balance Sheet Location	Fair Value	Notional Amount	Derivative Liabilities As of December 31, 2022 Balance Sheet Location	Fair Value	As of December 31, 2021 Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments										
Cash flow hedges	$ 20,000	Other assets	$ 1,173	Other assets	$ 271	$	Other liabilities	$ -	Other liabilities	$ 7
Total derivatives designated as hedging instruments................			1,173		271			-		7
Derivatives not designated as hedging instruments										
Interest rate swaps	6,922	Other assets	931	Other assets	92	6,922	Other liabilities	931	Other liabilities	92
Risk participation transaction...................	2,486		-		-			-		-
Total derivatives not designated as hedging instruments................			931		92			931		92
Net Derivatives on the Balance Sheet.............			2,104		363			931		98
Gross amounts not offset in the Statement of Financial Position										
Financial instruments ...			-		18			-		18
Cash collateral (1)			1,946		300			-		-
Net derivative amounts......................			$ 158		$ 45			$ 931		$ 80

(1) Other collateral represents the amount that cannot be used to offset our derivative assets and liabilities from a gross basis to a net basis in accordance with the applicable accounting guidance. The other collateral consist of securities and is exchanged under bilateral collateral and master netting agreements that allow us to offset the net derivative position with the related collateral. The application of the other collateral cannot reduce the net derivative position below zero. Therefore, excess other collateral, if any, is not reflected above.

Effect of Fair Value and Cash Flow Hedge Accounting on Accumulated Other Comprehensive Income

The following table presents the effect of fair value and cash flow hedge accounting on accumulated other comprehensive income as of December 31, 2022 and 2021. Amounts disclosed are gross and not net of taxes:

(in thousands)	Year Ended December 31, 2022						
	Amount of Gain or (Loss) Recognized in OCI on Derivative	Amount of Gain or (Loss) Recognized in OCI Included Component	Amount of Gain or (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Recognized from Accumulated Other Comprehensive Income into Income	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income Included Component	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income Excluded Component
Derivatives in cash flow hedging relationships							
Interest rate products	$ 46	$ 46	$ -	Interest expense	$ 176	$ 176	$ -
Total	$ 46	$ 46	$ -		$ 176	$ 176	$ -

(in thousands)	Year Ended December 31, 2021						
	Amount of Gain or (Loss) Recognized in OCI on Derivative	Amount of Gain or (Loss) Recognized in OCI Included Component	Amount of Gain or (Loss) Recognized in OCI Excluded Component	Location of Gain or (Loss) Recognized from Accumulated Other Comprehensive Income into Income	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income Included Component	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income Excluded Component
Derivatives in cash flow hedging relationships							
Interest rate products	$ 168	$ 168	$ -	Interest expense	$ (22)	$ (22)	$ -
Total	$ 168	$ 168	$ -		$ (22)	$ (22)	$ -

Effect of Fair Value and Cash Flow Hedge Accounting on the Statement of Income

The following table presents the effect of the FNCB's derivative financial instruments on the consolidated statements of income for the years ended December 31, 2022 and 2021:

(in thousands)	Location and Amount of Gain or (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships Year Ended	
	December 31, 2022	December 31, 2021
	Interest Expense	Interest Expense
Total amounts of income and expense line items presented in the cash flow statement of financial performance in which the effects of fair value or hedges are recorded....	$ 176	$ (22)
The effects of fair value and cash flow hedging:		
Gain or (loss) on cash flow hedging relationships in Subtopic 815-20		
Interest contracts:		
Amount of gain or (loss) reclassified from accumulated other comprehensive income into income..	$ 176	$ (22)
Amount of gain or (loss) reclassified from accumulated other comprehensive income into income as a result that a forecasted transaction is no longer probable of occurring	$ -	$ -
Amount of gain or (loss) reclassified from accumulated OCI into income - included component...	$ 176	$ (22)
Amount of gain or (loss) reclassified from accumulated OCI into income - excluded component...	$ -	$ -

Effect of Derivatives Not Designated as Hedging Instruments on the Statement of Income

Derivative financial instruments that are not designated as hedging instruments had no effect on the consolidated statements of income for the years ended December 31, 2022 and 2021.

Credit-risk-related Contingent Features

FNCB has agreements with each of its derivative counterparties that contain a provision where if FNCB defaults or is capable of being declared in default on any of its indebtedness, then it could also be declared in its derivative obligations.

FNCB has agreements with certain of its derivatives counterparties that contain a provision where if it fails to maintain its status as a well-capitalized institution, then it could be required to post additional collateral.

FNCB has minimum collateral posting thresholds with certain of its derivative counterparties for derivatives in a net liability position. As of December 31, 2022, FNCB had no derivatives in a net liability position and accordingly did not have to post any collateral.

Note 10. BENEFIT PLANS

The Bank has a defined contribution profit sharing plan ("Profit Sharing Plan") which includes the provision under section 401(k) of the Internal Revenue Code ("401(k)") and covers all eligible employees. The Bank's contribution to the Profit Sharing Plan is determined at management's discretion at the end of each year and funded. The 401(k) feature of the Profit Sharing Plan permits employees to make voluntary salary deferrals, either pre-tax or Roth, up to the dollar limit prescribed by law. FNCB may make discretionary matching contributions equal to a uniform percentage of employee salary deferrals. Discretionary matching contributions are determined each year by management and approved by the Board of Directors. There were no discretionary annual contributions made to the Profit Sharing Plan in 2022 and 2021. Discretionary matching contributions under the 401(k) feature of the plan totaled $481 thousand in 2022 and $385 thousand in 2021.

The Bank has an unfunded non-qualified deferred compensation plan covering all eligible Bank officers and directors as defined by the plan. This plan permits eligible participants to elect to defer a portion of their compensation. Elective deferred compensation and accrued earnings, included in other liabilities in the accompanying consolidated statements of financial condition, aggregated to $1.3 million and $1.9 million at December 31, 2022 and December 31, 2021, respectively.

The Bank has a Supplemental Executive Retirement Plan ("SERP") for a select group of management or highly compensated employees within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of The Employee Retirement Income Security Act of 1974. The general provisions of the SERP provide for annual year-end contributions, performance contingent contributions and discretionary contributions. The SERP contributions are unfunded for Federal tax purposes and constitute an unsecured promise by the Bank to pay benefits in the future and are included in other liabilities in the accompanying consolidated statements of financial condition. Participants in the SERP have the status of general unsecured creditors of the Bank. SERP contributions totaled $370 thousand in 2022 and $387 thousand in 2021. The total liability associated with the SERP was $1.5 million at December 31, 2022 and $1.1 million at December 31, 2021.

Note 11. INCOME TAXES

The following table summarizes the current and deferred amounts of the provision for income tax expense (benefit) for each of the two years ended December 31, 2022 and 2021:

	For the Year Ended December 31,	
(in thousands)	2022	2021
Current	$ 4,646	$ 4,250
Deferred	(502)	406
Income tax expense	$ 4,144	$ 4,656

The following table presents a reconciliation between the effective income tax expense and the income tax expense that would have been provided at the federal statutory tax rate of 21.0% for the years ended December 31, 2022 and December 31, 2021:

	For the Year Ended December 31,			
	2022		2021	
(dollars in thousands)	Amount	%	Amount	%
Provision at statutory tax rates	$ 5,164	21.00%	$ 5,466	21.00%
Add (deduct):				
Tax effects of tax free interest income	(874)	(3.55)%	(733)	(2.82)%
Non-deductible interest expense	85	0.35%	32	0.12%
Bank-owned life insurance	(206)	(0.84)%	(114)	(0.44)%
Other items, net	(25)	(0.11)%	5	0.03%
Income tax provision	$ 4,144	16.85%	$ 4,656	17.89%

The following table summarizes the components of net deferred tax assets at December 31, 2022 and 2021:

	December 31,	
(in thousands)	2022	2021
Allowance for loan and lease losses	$ 3,180	$ 2,730
Deferred compensation	650	697
Lease liability	736	659
Other real estate owned valuation	72	9
Employee benefits	352	340
Accrued interest	7	2
Charitable contribution carryover	-	19
Accrued vacation	-	54
Deferred income	29	47
Unrealized holding losses on securities available-for-sale	12,982	-
Unrealized holding losses on equity securities	32	-
Gross deferred tax assets	18,040	4,557
Deferred loan origination costs	(137)	(114)
Unrealized holding gains on securities available-for-sale	-	(1,631)
Unrealized holding gains on equity securities	-	(147)
Right of use asset	(677)	(597)
Prepaid expenses	-	(27)
Derivative assets	(215)	(58)
Mortgage servicing rights	(53)	(56)
Depreciation	(130)	(122)
Gross deferred tax liabilities	(1,213)	(2,752)
Net deferred tax assets	$ 16,827	$ 1,805

Management evaluates the carrying amount of its deferred tax assets on a quarterly basis, or more frequently if necessary, in accordance with guidance set forth in ASC Topic 740 "Income Taxes," and applies the criteria in the guidance to determine whether it is more likely than not that some portion, or all, of the deferred tax asset will not be realized within its life cycle, based on the weight of available evidence. Management performed an evaluation of FNCB's deferred tax assets at December 31, 2022 taking into consideration all available positive and negative evidence at that time. Based on this evaluation, management believes that FNCB's future taxable income will be sufficient to utilize its deferred tax assets. There was no valuation allowance for deferred tax assets at December 31, 2022 and December 31, 2021.

Note 12. RELATED PARTY TRANSACTIONS

In conducting its business, FNCB has engaged in, and intends to continue to engage in, banking and financial transactions with directors, executive officers and their related parties.

FNCB has granted loans, letters of credit and lines of credit to directors, executive officers and their related parties. The following table summarizes the changes in the total amounts of such outstanding loans, advances under lines of credit, net of any participations sold, as well as repayments during the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,	
(in thousands)	2022	2021
Balance January 1,	$ 71,437	$ 98,935
Additions, new loans and advances	96,978	123,717
Repayments	(89,271)	(127,558)
Other (1)	-	(23,657)
Balance December 31,	$ 79,144	$ 71,437

(1) Other represents loans to related parties that ceased being related parties.

At December 31, 2022 and 2021 there were no loans made to directors, executive officers and their related parties that were not performing in accordance with the terms of the loan agreements.

Deposits from directors, executive officers and their related parties held by the Bank at December 31, 2022 and 2021 amounted to $133.0 million and $152.6 million, respectively. Interest paid on the deposits amounted to $502 thousand in 2022 and $290 thousand in 2021.

In the course of its operations, FNCB acquires goods and services from, and transacts business with, various companies of related parties, which include, but are not limited to, fidelity bond and errors and omissions insurance, legal services, rent and repair of repossessed automobiles for resale. For 2021, goods and services acquired from related parties also included employee health insurance. FNCB recorded payments to related parties for goods and services of $0.5 million and $2.0 million for the years ending December 31, 2022 and 2021, respectively.

Note 13. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

Leases

FNCB is obligated under operating leases for certain bank branches, office space, automobiles and equipment. Operating lease right of use ("ROU") assets represent FNCB's right to use an underlying asset during the lease term and operating liabilities represent its obligation to make lease payments under the lease agreement. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents FNCB's incremental borrowings rate at the commencement date. ROU assets are included in other assets and operating lease liabilities are included in other liabilities in the consolidated statements of financial condition. ROU assets and lease liabilities were $3.2 million and $3.5 million, respectively, at December 31, 2022 and $3.0 million and $3.2 million, respectively, at December 31, 2021.

Operating lease expense associated with bank branches and office space is included in occupancy expense, while operating lease expense associated with automobiles and office equipment are included in equipment expense in the consolidated statements of income. Total rental expense under leases amounted to $391 thousand and $389 thousand, respectively, at December 31, 2022 and 2021.

The following table summarizes the maturity of remaining operating lease liabilities as of December 31, 2022:

(in thousands)	December 31, 2022
2023	$ 416
2024	407
2025	385
2026	387
2027	388
2028 and thereafter	2,271
Total lease payments	4,254
Less: imputed interest	749
Present value of operating lease liabilities	$ 3,505

The following table presents other information related to FNCB's operating leases:

(dollars in thousands)	December 31, 2022	December 31, 2021
Weighted-average remaining lease term (in years)	9.9	12.2
Weighted-average discount rate	3.33%	3.29%
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 402	$ 401

Commitments

On October 1, 2022, FNCB issued a signed letter of intent to make an equity investment of approximately $11.0 million in a limited partnership interest, to build and operate a senior low-income housing development located in Scranton, Lackawanna County, Pennsylvania. One hundred percent (100.0%) of the rental units will qualify for Federal Low-Housing Tax credits ("LIHTCs") as provided for in Section 42 of the Internal Revenue Code of 1986, as amended. FNCB made an initial contribution of $2.2 million in the fourth quarter of 2022, upon closing the partnership agreement. The remaining obligation of $8.8 million, which is included on other liabilities in the consolidated statements of financial condition at December 31, 2022, will be contributed over a series of draws over the following 18-month period according to the construction schedule.

Financial Instruments with off-balance sheet commitments

FNCB is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit that involve varying degrees of credit, interest rate or liquidity risk in excess of the amount recognized in the balance sheet. FNCB's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.

The following table summarizes financial instruments whose contract amounts represent credit risk at December 31, 2022 and 2021 :

	December 31,	
	---	---
(in thousands)	2022	2021
Commitments to extend credit...	$ 301,300	$ 273,883
Standby letters of credit...	17,923	17,179

In order to provide for probable losses inherent in these instruments, FNCB recorded reserves for unfunded commitments of $949 thousand and $583 thousand at December 31, 2022 and 2021, respectively, which were included in other liabilities on the consolidated balance sheets.

Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.

Letters of credit and financial guarantees are agreements whereby FNCB guarantees the performance of a customer to a third party. Collateral may be required to support letters of credit in accordance with management's evaluation of the creditworthiness of each customer. The credit exposure assumed in issuing letters of credit is essentially equal to that in other lending activities.

Federal Home Loan Bank — Mortgage Partnership Finance ("MPF") Program

Under a secondary market loan servicing program with the FHLB, FNCB, in exchange for a monthly fee, provides a credit enhancement guarantee to the FHLB for foreclosure losses in excess of a defined First Loss Account ("FLA") balance, up to specified amounts. At December 31, 2022, FNCB serviced payments on $12.9 million of first lien residential loan principal under these terms for the FHLB. At December 31, 2022, the maximum credit enhancement obligation for such guarantees by FNCB would be approximately $655 thousand if total foreclosure losses on the entire pool of loans exceed the FLA of approximately $65 thousand. There was no reserve established for this guarantee at December 31, 2022 and 2021.

Concentrations of Credit Risk

Cash Concentrations: The Bank maintains cash balances at several correspondent banks. FNCB engages in a primary correspondent banking relationship with PNC Bank. At December 31, 2022 and 2021, FNCB had balances with PNC Bank of $1.7 million and $1.6 million, respectively. There were no other due from bank accounts in excess of the $250 thousand limit covered by the Federal Deposit Insurance Corporation ("FDIC") at December 31, 2022 and 2021.

Loan and Lease Concentrations: FNCB attempts to limit its exposure to concentrations of credit risk by diversifying its loan and lease portfolios and closely monitoring any concentrations of credit risk. The commercial real estate and construction, land acquisition and development portfolios comprise $443.5 million, or 39.5% of gross loans at December 31, 2022. Geographic concentrations exist because FNCB provides its services in its primary market area of Northeastern Pennsylvania and conducts limited activities outside of that area. FNCB had loans and loan commitments secured by collateral outside its primary market area of $123.4 million, or 11.0%, of gross loans at December 31, 2022.

FNCB considers an industry concentration within the loan portfolio to exist if the aggregate loan balance outstanding for that industry exceeds 25.0% of capital. The following table summarizes the concentration within FNCB's loan portfolio by industry at December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021	
(in thousands)	Amount	% of Gross Loans	Amount	% of Gross Loans
Retail space/shopping centers	$ 54,461	4.85%	$ 48,590	4.95%
1-4 family residential investment properties	113,746	10.13%	92,745	9.45%

Litigation

FNCB has been subject to tax audits, and is also a party to routine litigation involving various aspects of its business, such as employment practice claims, workers compensation claims, claims to enforce liens, condemnation proceedings on properties in which FNCB holds security interests, claims involving the making and servicing of real property loans and other issues incident to its business, none of which has or is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of FNCB.

Note 14. STOCK COMPENSATION PLANS

FNCB has a Long-Term Incentive Compensation Plan ("LTIP") for directors, executive officers and key employees. The LTIP authorizes up to 1,200,000 shares of common stock for issuance and provides the Board of Directors with the authority to offer several different types of long-term incentives, including stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares. The Board of Directors granted awards, comprised solely of shares of restricted stock, to executives and certain key employees under the terms of the LTIP of 71,860 shares in 2022 and 66,065 shares in 2021.

The following table summarizes the activity related to FNCB's unvested restricted stock awards during the years ended December 31, 2022 and 2021:

	For the Years Ended December 31,			
	2022		2021	
	Restricted Shares	Weighted-Average Grant Date Fair Value	Restricted Shares	Weighted-Average Grant Date Fair Value
Unvested restricted stock awards at January 1,	174,297	$ 7.37	159,913	$ 7.07
Awards granted	71,860	9.64	66,065	7.98
Forfeitures	(5,503)	8.17	(7,443)	7.38
Vestings	(54,689)	7.38	(44,238)	7.20
Unvested restricted stock awards at December 31,	185,965	$ 8.22	174,297	$ 7.37

For the years ended December 31, 2022 and 2021, stock-based compensation expense, which is included in salaries and benefits expense in the consolidated statements of income, totaled $448 thousand in 2022 and $376 thousand in 2021. Total unrecognized compensation expense related to unvested restricted stock awards at December 31, 2022 and 2021 was $1.2 million and $992 thousand, respectively. Unrecognized compensation expense related to unvested shares of restricted stock is expected to be recognized over a weighted-average period of 3.5 years.

On July 1, 2022 and 2021, 1,869 shares and 2,062 shares, respectively, of FNCB's common stock were granted under the LTIP to each of the Bank's non-employee directors. The total number of shares granted to the directors were 16,821 in 2022 and 18,558 in 2021. The shares of common stock immediately vested to each director upon grant, and the fair value per share on the grant date was $8.03 for the 2022 grant and $7.28 for the 2021 grant. Director fees of $135 thousand in both years of 2022 and 2021, associated with these grants, was recognized on each of the respective grant dates and included in other operating expense in the consolidated statements of income. At December 31, 2022, there were 596,029 shares of common stock available for award under the LTIP.

Note 15.   REGULATORY MATTERS/SUBSEQUENT EVENTS

FNCB's ability to pay dividends to its shareholders, or repurchase shares of its common stock, is largely dependent on the Bank's ability to pay dividends to FNCB. Bank regulations limit the amount of dividends that may be paid, or shares that may be repurchased, without prior approval of the Bank's regulatory agency. Cash dividends declared and paid by FNCB during 2022 and 2021 were $0.33 per share and $0.27 per share, respectively. FNCB offers a Dividend Reinvestment and Stock Purchase plan ("DRP") to its shareholders. For the years ended December 31, 2022 and 2021 dividend reinvestment shares were purchased in open market transactions. However, shares under the optional cash purchase feature of the DRP were issued from authorized but unissued common shares. Shares of common stock issued under the DRP totaled 5,089 and 12,189 for the years ended December 31, 2022 and 2021, respectively. Subsequent to December 31, 2022, on January 25, 2023, FNCB declared a $0.090 per share dividend payable on March 15, 2023 to shareholders of record as of March 1, 2023.

On January 26, 2022, FNCB's Board of Directors authorized a stock repurchase program under which up to 750,000 shares of FNCB's outstanding common stock may be acquired in the open market which commenced on March 4, 2022 and expired on December 31, 2022. On January 25, 2023, FNCB's Board of Directors authorized the repurchase of up to 750,000 shares of FNCB's outstanding common stock under a similar program, which is anticipated to commence on March 3, 2023. Repurchases under both programs are administered through an independent broker and are subjected to SEC regulations as well as certain price, market volume and timing constraints specified in the trading plan. In 2022, FNCB repurchased 384,830 shares at a weighted-average price per share of $9.45, or $3.6 million in aggregate. Repurchases are funded from available working capital and the repurchased shares were returned to the status of authorized but unissued shares of common stock.

The holding company is considered a small bank holding company and is exempt from risk-based capital and leverage rules, including Basel III. FNCB and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on FNCB's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, FNCB and the Bank must meet specific capital guidelines that involve quantitative measures of FNCB's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. FNCB's and the Bank's capital amounts, and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes, as of December 31, 2022, that FNCB and the Bank meet all applicable capital adequacy requirements.

Current quantitative measures established by regulation to ensure capital adequacy require FNCB Bank to maintain minimum amounts and ratios (set forth in the table below) of Total capital, Tier I capital, and Tier I common equity (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The following tables present summary information regarding the Bank's risk-based capital and related ratios at December 31, 2022 and 2021:

(dollars in thousands)	FNCB Bank Amount	Ratio	Minimum Required For Capital Adequacy Purposes Ratio	Minimum Required For Capital Adequacy Purposes with Conservation Buffer Ratio	Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations Ratio
December 31, 2022					
Total capital (to risk-weighted assets)	$ 169,984	13.11%	8.00%	10.50%	10.00%
Tier I capital (to risk-weighted assets)	154,842	11.94%	6.00%	8.50%	8.00%
Tier I common equity (to risk-weighted assets)	154,842	11.94%	4.50%	7.00%	6.50%
Tier I capital (to average assets)	154,842	8.77%	4.00%	4.00%	5.00%
Total risk-weighted assets	1,296,618				
Total average assets	1,765,251				

(dollars in thousands)	FNCB Bank Amount	Ratio	Minimum Required For Capital Adequacy Purposes Ratio	Minimum Required For Capital Adequacy Purposes with Conservation Buffer Ratio	Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations Ratio
December 31, 2021					
Total capital (to risk-weighted assets)	$ 161,957	14.64%	8.00%	10.50%	10.00%
Tier I capital (to risk-weighted assets)	148,958	13.46%	6.00%	8.50%	8.00%
Tier I common equity (to risk-weighted assets)	148,958	13.46%	4.50%	7.00%	6.50%
Tier I capital (to average assets)	148,958	8.92%	4.00%	4.00%	5.00%
Total risk-weighted assets	1,106,636				
Total average assets	1,669,932				

Note 16. FAIR VALUE MEASUREMENTS

In determining fair value, FNCB uses various valuation approaches, including market, income and cost approaches. Accounting standards establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, which are developed based on market data obtained from sources independent of FNCB. Unobservable inputs reflect FNCB's knowledge about the assumptions the market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances.

The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). A financial asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 valuation is based upon unadjusted quoted market prices for identical instruments traded in active markets;

- Level 2 valuation is based upon quoted market prices for similar instruments traded in active markets, quoted market prices for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by market data; and

- Level 3 valuation is derived from other valuation methodologies including discounted cash flow models and similar techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in determining fair value.

A description of the valuation methodologies used for assets recorded at fair value, and for estimating fair value of financial instruments not recorded at fair value, is set forth below.

Available-for-Sale Debt Securities

The estimated fair values for FNCB's investments in obligations of the U.S. government, obligations of state and political subdivisions, government-sponsored agency CMOs and mortgage-backed securities, private collateralized mortgage obligations, asset-backed securities, negotiable certificates of deposit and certain corporate debt securities are obtained by FNCB from a nationally-recognized pricing service. This pricing service develops estimated fair values by analyzing like securities and applying available market information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing (Level 2 inputs), to prepare valuations. Matrix pricing is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities. The fair value measurements consider observable data that may include, among other things, dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, and are based on market data obtained from sources independent from FNCB. The Level 2 investments in FNCB's portfolio are priced using those inputs that, based on the analysis prepared by the pricing service, reflect the assumptions that market participants would use to price the assets. Management has determined that the Level 2 designation is appropriate for these securities because, as with most fixed-income securities, those in FNCB's portfolio are not exchange-traded, and such non-exchange-traded fixed income securities are typically priced by correlation to observed market data. FNCB has reviewed the pricing service's methodology to confirm its understanding that such methodology results in a valuation based on quoted market prices for similar instruments traded in active markets, quoted markets for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which the significant assumptions can be corroborated by market data as appropriate to a Level 2 designation.

For those securities for which the inputs used by an independent pricing service were derived from unobservable market information, FNCB evaluated the appropriateness and quality of each price. Management reviewed the volume and level of activity for all classes of securities and attempted to identify transactions which may not be orderly or reflective of a significant level of activity and volume. For securities meeting these criteria, the quoted prices received from either market participants or an independent pricing service may be adjusted, as necessary, to estimate fair value (fair values based on Level 3 inputs). If applicable, the adjustment to fair value was derived based on present value cash flow model projections obtained from third party providers using assumptions similar to those incorporated by market participants.

At December 31, 2022, FNCB owned 29 corporate debt securities with an aggregate amortized cost and fair value of $33.6 million and $30.7 million, respectively. The market for six of the 29 corporate debt securities at December 31, 2022 was not active and markets for similar securities are also not active. FNCB obtained valuations for these securities from a third-party service provider that prepared the valuations using a market approach that incorporates identifying a population of transactions for similar instruments and an evaluation to capture credit risk associated with these bonds. Management takes measures to validate the service provider's analysis and is actively involved in the valuation process, including reviewing and verifying the population and evaluation of credit risk. Managment believes this approach to be a conservative approach as it takes into consideration securities that have longer maturities or longer call dates, issuers with smaller asset sizes, and securities with smaller issue amounts. These factors are typically considered to be factors that would add credit spread to a bond, thus resulting in a higher yield. Management believes the valuation results from this market approach to be consistent with pricing and data for similar deals at December 31, 2022. FNCB considers the inputs used in the market approach to be observable Level 3 inputs because, while inputs are based on actual transactions, the relative number of transactions in the population is small and subjective assumptions are used in considering factors considered to incorporate credit spreads into price determination. Management will continue to monitor the market for these securities to assess the market activity and the availability of observable inputs and will continue to apply these controls and procedures to the valuations received from FNCB's third-party service provider.

Equity Securities

The estimated fair values of equity securities are determined by obtaining quoted prices on nationally recognized exchanges (Level 1 inputs).

Derivative Contracts

FNCB's derivative liabilities are reported at fair value utilizing Level 2 inputs. Values of these instruments are obtained through an independent pricing source utilizing information which may include market observed quotations for swaps, LIBOR rates, forward rates and rate volatility. Derivative contracts create exposure to interest rate movements a swell as risks from the potential of non-performance of the counterparty.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022 and 2021, and the fair value hierarchy of the respective valuation techniques utilized to determine the fair value:

	Fair Value Measurements at December 31, 2022			
(in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
Available-for-sale debt securities:				
U.S. Treasury securities	$ 32,134	$ -	$ 32,134	$ -
Obligations of state and political subdivisions	220,782	-	220,782	-
U.S. government/government-sponsored agencies:				
Collateralized mortgage obligations - residential	80,407	-	80,407	-
Collateralized mortgage obligations - commercial	3,329	-	3,329	-
Mortgage-backed securities	20,663	-	20,663	-
Private collateralized mortgage obligations	72,507	-	72,507	-
Corporate debt securities	30,672	-	22,736	7,936
Asset-backed securities	14,941	-	14,941	-
Negotiable certificates of deposit	656	-	656	-
Total available-for-sale debt securities	476,091	-	468,155	7,936
Equity securities, at fair value	7,717	7,717	-	-
Derivative assets	2,104	-	2,104	-
Total financial assets	$ 485,912	$ 7,717	$ 470,259	$ 7,936
Financial liabilities:				
Derivative liabilities	$ 931	$ -	$ 931	$ -
Total financial liabilities	$ 931	$ -	$ 931	$ -

(in thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:				
Available-for-sale debt securities:				
U.S. Treasury securities	$ 36,355	$ -	$ 36,355	$ -
Obligations of state and political subdivisions	244,372	-	244,372	-
U.S. government/government-sponsored agencies:				
Collateralized mortgage obligations - residential	100,710	-	100,710	-
Collateralized mortgage obligations - commercial	3,727	-	3,727	-
Mortgage-backed securities	25,506	-	25,506	-
Private collateralized mortgage obligations	67,165	-	67,165	-
Corporate debt securities	32,063	-	19,718	12,345
Asset-backed securities	11,932	-	11,932	-
Negotiable certificates of deposit	736	-	736	-
Total available-for-sale debt securities	522,566	-	510,221	12,345
Equity Securities, at fair value	4,922	4,922	-	-
Derivative assets	363	-	363	-
Total financial assets	$ 527,851	$ 4,922	$ 510,584	$ 12,345
Financial liabilities:				
Derivative liabilities	$ 99	$ -	$ 99	$ -
Total financial liabilities	$ 99	$ -	$ 99	$ -

Fair Value Measurements at December 31, 2021

There was one corporate debt security transferred from Level 3 hierarchy to Level 2 during the year ended, December 31, 2022.

For the year ended December 31, 2021, eight corporate debt securities were transferred from Level 3 hierarchy to Level 2. The market for these securities was previously not active and management obtained fair values from an independent third party. During 2021, the market of these securities became active. Accordingly, management was able to obtain fair values for these eight securities from the independent pricing service used to price the remainder of the portfolio.

The following table presents a reconciliation and statement of operations classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), which consisted entirely of corporate debt securities, for the years ended December 31, 2022 and 2021:

Fair Value Measurements
Using Significant Unobservable Inputs (Level 3)

(in thousands)	Corporate Debt Securities For the Year Ended December 31,	
	2022	2021
Balance at January 1,	$ 12,345	$ 16,424
Additions	-	4,500
Redemptions	(2,066)	(1,000)
Transfer to Level 2	(756)	(7,550)
Total gains or losses (realized/unrealized):		
Included in earnings	-	-
Included in other comprehensive income	(1,587)	(29)
Balance at December 31,	$ 7,936	$ 12,345

Assets Measured at Fair Value on a Non-Recurring Basis

The following tables present assets and liabilities measured at fair value on a non-recurring basis at December 31, 2022 and 2021, and additional quantitative information about the valuation techniques and inputs utilized by FNCB to determine fair value. All such assets and liabilities were measured using Level 3 inputs:

| | December 31, 2022 | | | | | |
| | Fair Value Measurement | | | Quantitative Information | | |
(in thousands)	Recorded Investment	Valuation Allowance	Fair Value	Valuation Technique	Unobservable Inputs	Value/ Range
Impaired loans - collateral dependent	$ 1,902	$ 8	$ 1,894	Appraisal of collateral	Selling costs	10.0%
Impaired loans - other..........	5,698	26	5,672	Discounted cash flows	Discount rate	3.00% - 10.25%

| | December 31, 2021 | | | | | |
| | Fair Value Measurement | | | Quantitative Information | | |
(in thousands)	Recorded Investment	Valuation Allowance	Fair Value	Valuation Technique	Unobservable Inputs	Value/ Range
Impaired loans - collateral dependent	$ 3,208	$ -	$ 3,208	Appraisal of collateral	Selling costs	10.0%
Impaired loans - other...........	6,765	26	6,739	Discounted cash flows	Discount rate	3.00% - 8.75%
Other real estate owned	920	-	920	Appraisal of collateral	Selling costs	1.0%

The fair value of collateral-dependent impaired loans is determined through independent appraisals or other reasonable offers, which generally include various Level 3 inputs which are not identifiable. Management reduces the appraised value by the estimated costs to sell the property and may make adjustments to the appraised values as necessary to consider any declines in real estate values since the time of the appraisal. For impaired loans that are not collateral-dependent, fair value is determined using the discounted cash flow method. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance or is charged off. The amount shown is the balance of impaired loans, net of any charge-offs and the related allowance for loan losses.

OREO properties are recorded at fair value less the estimated cost to sell at the date of FNCB's acquisition of the property. Subsequent to acquisition of the property, the balance may be written down further. It is FNCB's policy to obtain certified external appraisals of real estate collateral underlying impaired loans and OREO, and estimate fair value using those appraisals. Other valuation sources may be used, including broker price opinions, letters of intent and executed sale agreements.

The following table summarizes the estimated fair values of FNCB's financial instruments at December 31, 2022 and 2021. FNCB discloses fair value information about financial instruments, whether or not recognized in the statements of financial condition, for which it is practicable to estimate that value. The fair value of financial instruments that are not measured at fair value in the financial statements were based on exit price notion. The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, management judgment is required to interpret data and develop fair value estimates. Accordingly, the estimates below are not necessarily indicative of the amounts FNCB could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

| (in thousands) | Fair Value Measurement | December 31, 2022 | | December 31, 2021 | |
		Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:					
Cash and short term investments	Level 1	$ 41,916	$ 41,916	$ 99,020	$ 99,020
Available-for-sale debt securities	See previous table	476,091	476,091	522,566	522,566
Equity securities...	Level 1	7,717	7,717	4,922	4,922
Restricted stock...	Level 2	8,545	8,545	1,911	1,911
Loans held for sale.....................................	Level 2	60	60	-	-
Loans, net...	Level 3	1,110,124	1,079,266	967,023	967,087
Accrued interest receivable........................	Level 2	5,957	5,957	4,643	4,643
Servicing rights..	Level 3	254	621	268	526
Derivative assets	Level 2	1,946	2,104	371	363
Financial liabilities:					
Deposits	Level 2	1,420,647	1,416,272	1,455,028	1,454,812
Borrowed funds	Level 2	182,360	182,108	30,310	30,310
Accrued interest payable............................	Level 2	171	171	49	49
Derivative liabilities...................................	Level 2	921	931	96	99

Note 17. EARNINGS PER SHARE

For FNCB, the numerator of both the basic and diluted earnings per share of common stock is net income available to common shareholders. The weighted average number of common shares outstanding used in the denominator for basic earnings per common share is increased to determine the denominator used for diluted earnings per common share by the effect of potentially dilutive common share equivalents utilizing the treasury stock method. For each of the years ended December 31, 2022 and 2021 common stock equivalents reflected in the table above were related entirely to the incremental shares of unvested restricted stock.

The following table presents the calculation of both basic and diluted earnings per share of common stock for the years ended December 31, 2022 and 2021:

| (in thousands, except share data) | For the Year Ended December 31, | |
	2022	2021
Net income	$ 20,445	$ 21,371
Basic weighted-average number of common stock outstanding	19,744,477	20,111,430
Plus: common share equivalents	18,089	15,423
Diluted weighted-average number of common stock outstanding	19,762,566	20,126,853
Income per share of common stock:		
Basic	$ 1.04	$ 1.06
Diluted	$ 1.03	$ 1.06

Note 18. OTHER COMPREHENSIVE (LOSS) INCOME

The following tables summarize the reclassifications out of accumulated other comprehensive income for the years ended December 31, 2022 and 2021:

(in thousands)	For the year Ended December 31, 2022		
	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Consolidated Statements of Income	
Available-for-sale debt securities:			
Reclassification adjustment for net losses reclassified into net income...................	$ 223	Net loss on the sale of available-for-sale securities	
Taxes	(47)	Income taxes	
Net of tax amount	$ 176		

(in thousands)	For the year Ended December 31, 2021		
	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Consolidated Statements of Income	
Available-for-sale debt securities:			
Reclassification adjustment for net gains reclassified into net income...................	$ (213)	Net gain on the sale of available-for-sale securities	
Taxes	45	Income taxes	
Net of tax amount	$ (168)		

The following table summarizes the changes in accumulated other comprehensive income, net of tax, for the years ended December 31, 2022 and 2021:

(in thousands)	For the Year Ended December 31,	
	2022	2021
Balance, January 1,..	$ 6,352	$ 13,886
Other comprehensive loss before reclassifications..	(54,556)	(7,366)
Amounts reclassified from accumulated other comprehensive income	176	(168)
Net other comprehensive loss during the period	(54,380)	(7,534)
Balance, December 31,..	$ (48,028)	$ 6,352

Note 19. CONDENSED FINANCIAL INFORMATION — PARENT COMPANY ONLY

The following tables present condensed parent company only financial information:

Condensed Statements of Financial Condition

	December 31,	
(in thousands)	2022	2021
Assets:		
Cash	$ 12,779	$ 11,423
Investment in statutory trust	442	431
Investment in subsidiary (equity method)	106,837	155,342
Equity securities, at fair value	6,937	4,016
Other assets	2,409	1,800
Total assets	$ 129,404	$ 173,012
Liabilities and Shareholders' Equity:		
Junior subordinated debentures	$ 10,310	$ 10,310
Accrued interest payable	31	9
Other liabilities	114	236
Total liabilities	10,455	10,555
Shareholders' equity	118,949	162,457
Total liabilities and shareholders' equity	$ 129,404	$ 173,012

Condensed Statements of Income

	For the Year Ended December 31,	
(in thousands)	2022	2021
Income:		
Dividends from subsidiaries	$ 15,000	$ 10,000
Interest and dividend income	204	168
Gain on equity securities	92	728
Trust income	11	6
Other income	-	5
Total income	15,307	10,907
Expense:		
Interest on junior subordinated debt	358	191
Other operating expenses	513	351
Total expenses	871	542
Income before income taxes	14,436	10,365
(Benefit) provision for income taxes	(133)	170
Income before equity in undistributed net income of subsidiary	14,569	10,195
Equity in undistributed net income of subsidiary	5,876	11,176
Net income	$ 20,445	$ 21,371

Condensed Statements of Cash Flows

(in thousands)	For the Year Ended December 31,	
	2022	2021
Cash flows from operating activities:		
Net income	$ 20,445	$ 21,371
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed income of subsidiary	(5,876)	(11,176)
Equity in trust	(11)	(6)
Gain on equity securities	(92)	(728)
Increase in other assets	(25)	(548)
Increase in accrued interest payable	22	-
Decrease (increase) in other liabilities	(122)	175
Net cash provided by operating activities	14,341	9,088
Cash flows from investing activities:		
Sale of equity securities	359	-
Purchases of equity securities	(3,188)	(1,195)
Net cash used in investing activities	(2,829)	(1,195)
Cash flows from financing activities:		
Proceeds from issuance of common shares	-	58
Repurchase of common shares	(3,636)	(2,397)
Cash dividends paid	(6,520)	(5,427)
Net cash used in financing activities	(10,156)	(7,766)
Net increase in cash	1,356	127
Cash at beginning of year	11,423	11,296
Cash at end of year	$ 12,779	$ 11,423

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

 FNCB's management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of FNCB's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of December 31, 2022.

Based on that evaluation, FNCB's Chief Executive Officer and Chief Financial Officer concluded FNCB's disclosure controls and procedures were effective as of December 31, 2022.

There were no changes made to FNCB's internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, FNCB's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for FNCB Bancorp, Inc. (the "Company"). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States and is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected.

Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are only being made in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system inherently has limitations and the benefits of controls must be weighed against their costs. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Therefore, no assessment of a cost-effective system of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected.

As of December 31, 2022, management of the Company conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of our internal control over financial reporting.

Based on this evaluation under the criteria in the Framework, management concluded that the Company's system of internal control over financial reporting was effective as of December 31, 2022.

Gerard A. Champi
President and Chief Executive Officer

James M. Bone, Jr., CPA
Executive Vice President and Chief Financial Officer

Item 9B.   Other Information

None

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable

PART III

Item 10.   **Directors, Executive Officers and Corporate Governance.**

The information concerning the Directors and Executive Officers of FNCB required by this Item 10 is incorporated herein by reference to the sections entitled "Information Regarding the Board of Directors and Corporate Governance" and "Information about FNCB's Executive Officers" in FNCB's Definitive Proxy Statement for its 2023 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission on or about April 10, 2023 (the "Proxy Statement"). Disclosure of compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, by FNCB's Directors and Executive Officers is incorporated by reference to the section entitled "Delinquent Section 16(a) Reports" in the Proxy Statement. In addition, information concerning Audit Committee and Audit Committee Financial Expert is included in the Proxy Statement under the caption "Report of the Audit Committee" and is incorporated herein by reference.

FNCB has adopted a Code of Business Conduct and Ethics (the "Code") that applies to FNCB's directors and employees, including the President and Principal Executive Officer ("PEO"), Principal Financial Officer ("PFO") and Principal Accounting Officer ("PAO"). The Code includes guidelines relating to compliance with laws, the ethical handling of actual or potential conflicts of interest, the use of corporate opportunities, protection and use of FNCB's confidential information, accepting gifts and business courtesies, accurate financial and regulatory reporting, and procedures for promoting compliance with, and reporting violations of, the Code. The Code is available on FNCB's website at *www.fncb.com/investorrelations/* under the heading "Governance Documents." FNCB intends to post any amendments to the Code on its website and also to disclose any waivers (to the extent applicable to FNCB's President, PEO, PFO or PAO) on a Form 8-K within the prescribed time period.

Item 11.   **Executive Compensation.**

The information required by this Item 11 is incorporated herein by reference to the section entitled "Executive Compensation" in FNCB's Proxy Statement.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information regarding security ownership of certain beneficial owners and management required by this Item 12 is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in FNCB's Proxy Statement. The information regarding securities authorized for issuance under equity compensation plans by this Item 12 is incorporated by reference to the section entitled "Equity Compensation Plan Information" in FNCB's Proxy Statement.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence.**

The information required by this Item 13 related to certain relationships and related transactions is incorporated herein by reference to the section entitled "Certain Relationships and Related Transactions" in FNCB's Proxy Statement. The information required under this Item 13 related to Director Independence is incorporated herein by reference to the section entitled "Information Regarding the Board of Directors and Corporate Governance" in FNCB's Proxy Statement.

Item 14.   **Principal Accounting Fees and Services.**

The information required by this Item 14 is incorporated herein by reference to the section entitled "Independent Registered Public Accounting Firm Fees and Services" in FNCB's Proxy Statement.

PART IV

Item 15.   **Exhibits and Financial Statement Schedules**

1.   Financial Statements

The following financial statements are included by reference in Part II, Item 8 hereof:

      Report of Independent Registered Public Accounting Firm (PCAOB ID 23)
      Consolidated Statements of Financial Condition
      Consolidated Statements of Income
      Consolidated Statements of Comprehensive Income
      Consolidated Statements of Changes in Shareholders' Equity
      Consolidated Statements of Cash Flows
      Notes to Consolidated Financial Statements

2.   Financial Statement Schedules

Financial Statement Schedules are omitted because the required information is either not applicable, not required or is shown in the respective financial statements or in the notes thereto.

3.   The following exhibits are filed herewith or incorporated by reference.

EXHIBIT 3.1   Amended and Restated Articles of Incorporation of FNCB Bancorp, Inc. dated May 19, 2010 – filed as Exhibit 3.1 to FNCB's Current Report on Form 8-K on May 19, 2010, is hereby incorporated by reference.

EXHIBIT 3.2   Articles of Amendment to the Amended and Restated Articles of Incorporation dated October 4, 2016 – filed as Exhibit 3.1 to FNCB's Current Report on Form 8-K on October 11, 2016, is hereby incorporated by reference.

EXHIBIT 3.3*   Amended and Restated Bylaws.

EXHIBIT 4.1   Form of Common Stock Certificate – filed as Exhibit 4.1 to FNCB's Form 10-Q for the quarter ended September 30, 2016, as filed on November 4, 2016, is hereby incorporated by reference.

EXHIBIT 4.2   Form of Amended and Restated Subordinated Note – filed as Exhibit 4.2 to FNCB's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, as filed on August 7, 2015, is hereby incorporated by reference.

EXHIBIT 4.3   Indenture by and between First National Community Bancorp, Inc. and Wilmington Trust Company, dated as of December 14, 2006 - filed as Exhibit 10.2 to FNCB's Current Report on Form 8-K on December 19, 2006, SEC file number 333-24121, is hereby incorporated by reference.

EXHIBIT 4.4*   Description of Securities.

EXHIBIT 10.1   Amended and Restated Declaration of Trust by and among Wilmington Trust Company First National Community Bancorp, Inc. and with individuals as administrators, dated as of December 14, 2006 – filed as Exhibit 10.1 to FNCB's 8-K on December 19, 2006 is hereby incorporated by reference.

EXHIBIT 10.2	Guarantee Agreement by and between First National Community Bancorp, Inc. and Wilmington Trust Company, dated as of December 14, 2006 - filed as Exhibit 10.4 to FNCB's Current Report on Form 8-K on December 19, 2006, SEC file number 333-24121, is hereby incorporated by reference.
EXHIBIT 10.3*+	Directors' and Officers' Deferred Compensation Plan.
EXHIBIT 10.4+	2013 Long-Term Incentive Compensation Plan – filed as Exhibit 10.1 to FNCB's Current Report on Form 8-K on December 27, 2013, is hereby incorporated by reference.
EXHIBIT 10.5+	Executive Incentive Plan – filed as Exhibit 10.14 to FNCB's Form 10-K for the year ended December 31, 2012, as filed on March 28, 2013, is hereby incorporated by reference.
EXHIBIT 10.6+	Form of Restricted Stock Award Agreement – filed as Exhibit 4.2 to FNCB's Form S-8 on January 24, 2014 is hereby incorporated by reference.
EXHIBIT 10.7+	Form of Stock Option Award Agreement – filed as Exhibit 4.3 to FNCB's Form S-8 on January 24, 2014 is hereby incorporated by reference.
EXHIBIT 10.8*+	First National Community Bank Supplemental Executive Retirement Plan.
EXHIBIT 10.9+	Employment Agreement Between First National Community Bank and Gerard A. Champi, COO – filed as Exhibit 10.17 to FNCB's Current Report on Form 8-K on October 2, 2015, is hereby incorporated by reference.
EXHIBIT 10.10+	Employment Agreement Between First National Community Bancorp, Inc., First National Community Bank and James M. Bone, Jr. CFO – filed as Exhibit 10.18 to FNCB's Current Report on Form 8-K on October 2, 2015, is hereby incorporated by reference.
EXHIBIT 10.11+	Employment Agreement Between First National Community Bank and Brian C. Mahlstedt, CLO – filed as Exhibit 10.19 to FNCB's Current Report on Form 8-K on October 2, 2015, is hereby incorporated by reference.
EXHIBIT 10.12+	Form of Change in Control Agreement - filed as Exhibit 10.12 to FNCB's Annual Report on Form 10-K for the year ended December 31, 2021, as filed on March 11, 2022, is hereby incorporated by reference.
EXHIBIT 21	Subsidiaries– filed as Exhibit 21.1 to FNCB's Registration Statement on Form S-3 , as filed on September 28, 2018, is hereby incorporated by reference.
EXHIBIT 23*	Consent of Baker Tilly US, LLP
EXHIBIT 31.1*	Certification of Chief Executive Officer
EXHIBIT 31.2*	Certification of Chief Financial Officer
EXHIBIT 32*	Section 1350 Certification — Chief Executive Officer and Chief Financial Officer

EXHIBIT 101.INS   INLINE XBRL INSTANCE DOCUMENT (THE INSTANCE DOCUMENT DOES NOT APPEAR IN THE INTERACTIVE DATA FILE BECAUSE ITS XBRL TAGS ARE EMBEDDED WITHIN THE INLINE XBRL DOCUMENT)

EXHIBIT 101.SCH   INLINE XBRL TAXONOMY EXTENSION SCHEMA

EXHIBIT 101.CAL   INLINE XBRL TAXONOMY EXTENSION CALCULATION LINKBASE

EXHIBIT 101.DEF   INLINE XBRL TAXONOMY EXTENSION DEFINITION LINKBASE

EXHIBIT 101.LAB   INLINE XBRL TAXONOMY EXTENSION LABLE LINKBASE

EXHIBIT 101.PRE   INLINE XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

EXHIBIT 104   COVER PAGE INTERATIVE DATA FILE (FORMATTED AS INLINE XBRL AND CONTAINED IN EXHIBIT 101)

_____

* Filed herewith
** Furnished herewith
+ Management contract, compensatory plan or arrangement

Item 16.   Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

Registrant: FNCB BANCORP, INC.

Gerard A. Champi	March 10, 2023
President and Chief Executive Officer	Date

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerard A. Champi and James M. Bone, Jr., jointly and severally, his or her attorney-in-fact, each with the full power of substitutes, for such person, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might do or could do in person hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Gerard A. Champi	March 10, 2023
President and Chief Executive Officer	Date

James M. Bone, Jr., CPA	March 10, 2023
Executive Vice President and Chief Financial Officer	Date
Principal Financial Officer	

Stephanie A. Westington, CPA	March 10, 2023
Senior Vice President and Chief Accounting Officer	Date
Principal Accounting Officer	

Directors:

/s/ William G. Bracey	March 10, 2023	/s/ Gerard A. Champi	March 10, 2023
William G. Bracey	Date	Gerard A. Champi	Date
/s/ Joseph Coccia	March 10, 2023	/s/ William P. Conaboy	March 10, 2023
Joseph Coccia	Date	William P. Conaboy	Date
/s/ Dominick L. DeNaples	March 10, 2023	/s/ Joseph L. DeNaples	March 10, 2023
Dominick L. DeNaples	Date	Joseph L. DeNaples	Date
/s/Louis A. DeNaples	March 10, 2023	/s/ Louis A. DeNaples, Jr.	March 10, 2023
Louis A. DeNaples	Date	Louis A. DeNaples, Jr.	Date
/s/ Keith W. Eckel	March 10, 2023	/s/ Kathleen McCarthy Lambert	March 10, 2023
Keith W. Eckel	Date	Kathleen McCarthy Lambert	Date
/s/ Thomas J. Melone	March 10, 2023		
Thomas J. Melone	Date		

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Shareholder Information

FNCB Bancorp, Inc. is the holding company for FNCB Bank (collectively, "FNCB"). Locally-based for 113 years, FNCB Bank continues as a premier community bank based in Northeastern Pennsylvania – offering a full suite of personal, small business and commercial banking solutions with industry leading mobile, online and in-branch products and services. FNCB Bank currently operates 16 community offices in Lackawanna, Luzerne and Wayne Counties and remains dedicated to making its customers' banking experience simply better.

CORPORATE HEADQUARTERS
FNCB Bancorp, Inc.
102 E. Drinker Street
Dunmore, PA 18512
Phone: (570) 346-7667 or
1-877-TRY-FNCB
www.fncb.com

STOCK LISTING
Common stock of FNCB Bancorp, Inc. is listed on The Nasdaq Capital Market® under the symbol: FNCB

VIRTUAL ANNUAL MEETING
Wednesday, May 17, 2023, 9:00 AM EDT
Access to the meeting via the Internet at:
virtualshareholdermeeting.com/FNCB2023

INVESTOR INFORMATION
Investor and shareholder information regarding FNCB Bancorp, Inc., including all filings with the Securities and Exchange Commission, is available through FNCB's website: investors.fncb.com. Copies may also be obtained without charge upon written request to:

Mr. James M. Bone, Jr., CPA
Investor Relations Department
FNCB Bancorp, Inc.
102 E. Drinker Street
Dunmore, PA 18512
james.bone@fncb.com

INDEPENDENT AUDITORS
Baker Tilly US, LLP
46 Public Square, Suite 400
Wilkes-Barre, PA 18701

SEC LEGAL COUNSEL
Cozen O'Connor
One Liberty Place
1650 Market Street, Suite 2800
Philadelphia, PA 19103

TRANSFER AGENT AND REGISTRANT OF STOCK
Shareholders requiring a change of name, address or ownership of stock, or information about shareholder records, lost or stolen certificates, and dividend checks, direct deposit, dividend reinvestment and optional cash purchase should contact:

Broadridge Financial Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
Phone: (877) 456-5754
Email: shareholder@broadridge.com
shareholder.broadridge.com/fncb

MARKET MAKERS
Janney Montgomery Scott LLC
1475 Peachtree St. NE, Suite 800
Atlanta, GA 30309
(404) 601-7205
janney.com

JWTT, Inc.
1231 NW Hoyt Street, Suite 206
Portland, OR 97209
(757) 955-8444
jwttinc.com

Keefe, Bruyette & Woods
787 Seventh Avenue, 4th Floor
New York, NY 10019
(212) 887-7777
kbw.com

Stifel, Nicolaus & Company Inc.
One South Street, 15th Floor
Baltimore, MD 21202
(443) 224-1990
stifel.com

FNCB is an Equal Opportunity and Affirmative Action Employer. We recruit, employ, train, compensate, and promote without regard to race, religion, creed, color, national origin, age, gender, sexual orientation, gender identity, marital status, disability, veteran status, or any other basis protected by applicable federal, state or local law.

INVESTMENT PROFILE

ESTABLISHED
1910

LISTING
NASDAQ
CAPITAL MARKET

MARKET CAP
$161.6 MILLION
DECEMBER 31, 2022

DIVIDEND
$0.33
2022

APPROX. DIVIDEND YIELD OF
4.0%
BASED ON CLOSING PRICE OF
$8.21 ON DECEMBER 31, 2022

TOTAL ASSETS
$1.7 billion

TOTAL LOANS
$1.1 billion

TOTAL DEPOSITS
$1.4 billion

EMPLOYEES
230



FNCB Bancorp, Inc.

102 EAST DRINKER STREET, DUNMORE, PA 18512